Exhibit 99.4



Baozun Inc.
寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 9991

2025

ANNUAL REPORT

*For identification purposes only

CONTENTS



CHAIRMAN'S STATEMENT

Dear Shareholders:

First of all, this is a letter I write to you by myself, and it's a pure human writing without any involvement of AI (though yes I use AI everyday for a lot of things). As a company, we are ambitious to deploy AI into a lot aspects of our business to make it more efficient and intelligent, but when communicating with our customers, colleagues and investors, the human approach is what we choose. Thanks to all investors for your trust in the past and please keep trusting us going forward!

Three years ago, along with our take over of GAP China, we started to execute our new strategy which is to extend our Brand E-commerce business into Brand Management business. It's a great and bold leap since our experiences are limited. Coming through all the challenges and even those mistakes we made, we are happy to see that we completed the first phase of our transformation very successfully.



To summarize 2025, we see:

SOLID COMPLETION OF THE FIRST STAGE OF STRATEGIC TRANSFORMATION

Take a look at the financial results. Full-year revenue grew by 6% to RMB9.9 billion, non-GAAP operating income improved significantly to RMB126 million from RMB11 million the previous year, and annual operating cash flow more than tripled to RMB420 million. Of course, a dedicated day-to-day management of the business contributes to these great results but more importantly, the formation, development and refinement of the strategy, start to contribute more and more. This gives the head room for the company to grow in coming years. This is the true potential of our renovated business model.

Throughout the year, Baozun e-Commerce ("BEC") kept stable and strong in sales profitability and cash flow, thanks to its great execution and cost management. Why the existing business can be still this healthy? Because we shifted our priorities from pursuing scale to profitability through margin expansion, cash generation and strengthening alignment with BBM.

BBM gained even stronger momentum in 2025. Full-year revenue grew 25% year-over-year to RMB1.8 billion, showing the long-term potential of our brand management platform. Notably, after three years of repositioning and localization, GAP China achieved its first quarterly breakeven in the fourth quarter of 2025! And it's still keeping a great momentum entering into 2026. It's a big win since it tells that the strategy is correct, and our execution is powerful. It give us more courage and confidence in delivering future results looking into the coming new state of 2026 to 2028.

2026–2028: ACCELERATION STAGE OF OUR STRATEGIC TRANSFORMATION

Based on the established strategic and business model, we are now ready to accelerate. We aim to keep expanding BEC profit margins, building up scale and developing leverage with BBM. We now have a clear goal: to grow the group's non-GAAP operating profit to RMB550 million by 2028. Here is how.

BEC will focus on quality, margin and efficiency, which means customer centricity, better service quality, and better margin. Meanwhile, keep utilizing technology and more-recent development and adoption of AI to make possible a much higher effectiveness and process efficiency. Learning and adopting experiences, practices and skillsets also serve these purposes.

BBM will keep focusing on accelerating scale, especially for existing brands. We'll keep active in looking for new brands, but we will be very selective. So, the growth of BBM will majorly rely on more organic aspects.

Now BEC and BBM have been into their positions, then we see a lot of major opportunities in between! By leveraging both BEC and BBM expertise and capabilities, we will be trying to help more of our brand partners turn-around their business or make them more successful. For brands business in China, it now can win big if and only if, they can manage well both online and offline channels, while fully localizing across product design, manufacturing, merchandising and supplying, and utilizing an effective marketing method, among other things. Yes, it's difficult. And it's what we have been focused on the past several years with great efforts.

ROLE OF TECHNOLOGIES

Our vision, "Technology Empowers Future Success", reflects how important technology is to brands success. The solid software, data and security infrastructure we have been building up in the past two decades is valuable for both BEC and BBM businesses. We are actively adopting AI industrial achievements into our array of technical systems. Several AI-powered tools are now deployed including voice of consumer, demand data analytics, supply chain management, demand forecasting, creative content production, and marketing automation. By combining the classical infrastructure and recent-developed AI models, agents and practices, we are confident to add leading edges to ourselves and making us a true beneficiary of Technology developments, especially when compared to industry peers.

SUSTAINABILITY

As our business evolves, we remain committed to responsible and sustainable development. In 2025, we advanced our environmental initiatives by reducing carbon emissions across our operations and strengthening sustainability standards throughout our logistics and supply chain networks. We achieved a 36% reduction in Scope 1 and 2 carbon emissions against our 2021 base year, keeping us on track to meet our commitment of a 50% reduction by 2030.

Equally important to what we offer is our people. Our success is built on an ambitious and dedicated team. We will keep striving for quality of our products and services delivered to our target clients and customers, while making every experience of our colleagues worthwhile. We believe these two elements are instrumental to delivering returns for our investors.

Finally, on behalf of the Board, I thank our employees, partners, customers, and shareholders for your continued trust and support. The progress achieved over the past three years belongs to you, and us. Please keep supporting us and I am confident in what Baozun will achieve in the years ahead.

Sincerely,

Vincent Wenbin Qiu
Chairman and Chief Executive Officer
Baozun Inc.

In this annual report, unless the context otherwise requires, the following expressions shall have the following meanings:

"2014 Plan"	the share incentive plan adopted by the Company in May 2014 and terminated in November 2022
"2015 Plan"	the share incentive plan adopted by the Company in May 2015 and terminated in November 2022
"2022 Plan"	the share incentive plan adopted by the Company in November 2022, as amended or supplemented from time to time
"ADS(s)"	American Depositary Shares (each representing three Class A ordinary shares)
"AGM"	the forthcoming annual general meeting of the Board
"Articles" or "Articles of Association"	the articles of association of the Company (as amended from time to time)
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Audit Committee"	the audit committee of the Company
"Award(s)"	the award(s) granted to the eligible individuals pursuant to the 2014 Plan, the 2015 Plan and the 2022 Plan
"Board" or "Board of Directors"	the board of directors of the Company
"Board Committees"	collectively the Compensation Committee, the Nominating and Corporate Governance Committee, and the Audit Committee, and the "Board Committee" means any of them
"Brand Partners"	the companies for which we provide services including but not limited to online store operations (such as operating or having entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names), digital marketing, IT solutions, warehousing and fulfillment
"BVI"	the British Virgin Islands
"CG Code"	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules, as amended from time to time

"China" or "PRC"	the People's Republic of China
"Class A ordinary shares"	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at the Company's general meeting
"Class B ordinary shares"	Class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on any resolution tabled at the Company's general meeting
"Company"	Baozun Inc., a company incorporated in the Cayman Islands as an exempted company with limited liability on December 17, 2013, the Shares of which are listed on the Main Board of the Stock Exchange and the ADS of which are listed on the NASDAQ
"Compensation Committee"	the compensation committee of the Board
"Consultant"	a consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Service Recipient to render such services
"Contractual Arrangements"	variable interest entity structure of the Group
"Controlling Shareholder(s)"	has the meaning ascribed thereto under the Listing Rules
"Director(s)"	director(s) of the Company
"Employees"	the employees of the Service Recipient
"ESG"	environmental, social and corporate governance
"GMV"	gross merchandise volume
"Group", "we", "us" or "our"	the Company, consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong dollars", "HKD" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Third Party(ies)"	a person, or in the case of a company, the company or its ultimate beneficial owner(s), who is independent of and not connected with the Company and its subsidiaries and its connected persons and its ultimate beneficial owner(s) or their respective associates
"Listing"	the listing of the Shares on the Main Board
"Listing Date"	the date of Listing of the Company, i.e. September 29, 2020
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operated in parallel with GEM of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Mr. Qiu"	Mr. Vincent Wenbin Qiu, our founder, chairman of the Board and chief executive officer
"Mr. Wu"	Mr. Junhua Wu, one of our co-founders, our Director and chief strategy officer
"Mr. Zhang"	Mr. Michael Qingyu Zhang, one of our co-founders
"NASDAQ"	Nasdaq Global Select Market in the United States
"Nominating and Corporate Governance Committee"	the nominating and corporate governance committee of the Board
"Non-Employee Director(s)"	the Director who is not an Employee
"Primary Conversion"	the Company's voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange effective from November 1, 2022

"Prospectus"	the prospectus of the Company dated September 18, 2020
"Related Entity"	any parent of the Company, and any business, corporation, partnership, limited liability company or other entity in which the Company, a parent or subsidiary of the Company holds a substantial economic interest, directly or indirectly, through ownership or contractual arrangements but which is not a subsidiary and which the Board designates as a related entity for purposes of the 2022 Plan
"Renminbi" or "RMB"	the lawful currency of the PRC
"SEC"	the Securities and Exchange Commission of the United States
"Service Provider(s)"	the consultants, dependent contractors or agents (excluding professional advisors and experts) of the Company or a subsidiary
"Service Recipient"	the Company, any subsidiary of the Company and any Related Entity to which an Eligible Individual provides services as an Employee, Service Provider, Director or other director
"SFO"	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Shanghai Zunyi"	Shanghai Zunyi Business Consulting Ltd., a limited liability company established in the PRC on December 31, 2010. As of the date of this annual report, it was owned as to 80.0% by Ms. Shen Jie and 20.0% by Mr. Zhang. Shanghai Zunyi is the only VIE of the Group
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	the 2014 Plan, the 2015 Plan and the 2022 Plan
"Stock Exchange" or "Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning as ascribed thereto under the Listing Rules

"VIE(s)"	the variable interest entities owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that holds the VAT License, or other business operation licenses or approvals, in which foreign investment is restricted or prohibited, and is consolidated into our consolidated financial statements in accordance with U.S. GAAP as if it was the wholly-owned subsidiary of the Group
"Year"	the period from January 1, 2025 to December 31, 2025

*   For identification purposes only

This annual report contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.9931 to US$1.00 for the financial figures in relation to the Year and RMB7.2993 to US$1.00 for the financial figures in relation to the year ended December 31, 2024 (i.e. the comparative figures), being the noon buying rate in effect on December 31, 2025 and December 31, 2024, respectively, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

LANGUAGE

If there is any inconsistency between the English version and Chinese version of this annual report, the English version shall prevail, provided that if there is any inconsistency between the Chinese names of the entities or enterprises established in the PRC mentioned in this annual report and their English translations, the Chinese names shall prevail.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Directors

Mr. Vincent Wenbin Qiu (仇文彬)
(Founder, Chairperson and Chief Executive Officer)
Mr. Junhua Wu (吳駿華)
(Co-founder and Chief Strategy Officer)
Dr. Jun Wang (王俊)
Ms. Bin Yu (余濱)
Mr. Satoshi Okada (岡田聡良)
(resigned on December 31, 2025)

Independent Directors

Mr. Yiu Pong Chan
Mr. Steve Hsien-Chieng Hsia
Mr. Benjamin Changqing Ye (葉長青)

AUDIT COMMITTEE

Mr. Benjamin Changqing Ye (葉長青) (Chairman)
Mr. Yiu Pong Chan
Mr. Steve Hsien-Chieng Hsia

COMPENSATION COMMITTEE

Mr. Yiu Pong Chan (Chairman)
Mr. Steve Hsien-Chieng Hsia
Mr. Benjamin Changqing Ye (葉長青)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Steve Hsien-Chieng Hsia (Chairman)
Mr. Yiu Pong Chan
Mr. Benjamin Changqing Ye (葉長青)
Ms. Bin Yu (余濱) (appointed on May 21, 2025)

JOINT COMPANY SECRETARIES

Ms. Wendy Shu Sun (孫舒)
(appointed on March 20, 2025)
Mr. Arthur Yu (resigned on March 20, 2025)
Ms. So Ka Man

AUTHORISED REPRESENTATIVES

Mr. Vincent Wenbin Qiu
Ms. So Ka Man

REGISTERED OFFICE

Vistra (Cayman) Limited
P.O. Box 31119 Grand Pavilion, Hibiscus Way
802 West Bay Road
Grand Cayman, KY1-1205
Cayman Islands

PRINCIPAL EXECUTIVE OFFICES OF MAIN OPERATIONS

No. 1-9, Lane 510, West Jiangchang Road
Shanghai 200436, China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1928, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Vistra (Cayman) Limited
P.O. Box 31119 Grand Pavilion, Hibiscus Way
802 West Bay Road
Grand Cayman, KY1-1205
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

AUDITOR

KPMG
Public Interest Entity Auditor registered under
    the Accounting and Financial Reporting Council
    Ordinance
8th Floor, Prince's Building,
10 Chater Road
Central, Hong Kong

LEGAL ADVISOR

Davis Polk & Wardwell
10th Floor
The Hong Kong Club Building
3A Chater Road
Hong Kong

PRINCIPAL BANKERS

Ping An Bank Co., Ltd.
14/F, No. 5047 Shennan Road East
Shenzhen
PRC

STOCK CODE

HKEX: 9991
NASDAQ: BZUN

WEBSITE

www.baozun.com

INFORMATION ABOUT OUR WEIGHTED VOTING RIGHTS

WEIGHTED VOTING RIGHT STRUCTURE

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at the Company's general meetings, except as may otherwise required by law or by the Listing Rules or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American Depositary Shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 13,300,738 Class A ordinary shares, representing approximately 8.3% of the total number of issued and outstanding Class A ordinary shares or 7.6% of the enlarged issued and outstanding shares of the Company (without taking into account any shares to be issued underlying the unexercised options, the unvested RSUs or other awards may be granted from time to time pursuant to the 2014 Plan, the 2015 Plan and the 2022 Plan, and any treasury shares) as of December 31, 2025.

WVR BENEFICIARY

As of December 31, 2025, the weighted voting rights ("**WVR**") beneficiaries are Mr. Vincent Wenbin Qiu, our founder, chairman of the Board and chief executive officer and Mr. Junhua Wu, our co-founder, director and chief strategy officer.

Mr. Vincent Wenbin Qiu

Mr. Qiu is interested in and controls, through Jesvinco Holdings Limited, a company wholly owned by Mr. Qiu, 10 Class A ordinary shares and 9,410,369 Class B ordinary shares. Mr. Qiu also beneficially owns 4,429,366 Class A ordinary shares, comprising 405,000 Class A ordinary shares underlying unvested restricted share units under the 2022 Plan. As of December 31, 2025, Mr. Qiu controlled 33.37% of the aggregate voting power of our Company (excluding the treasury shares held by the Company).

Mr. Junhua Wu

Mr. Wu is interested in and controls, through Casvendino Holdings Limited, a company wholly owned by Mr. Wu, 2,764,707 Class A ordinary shares and 3,890,369 Class B ordinary shares. Mr. Wu also beneficially owns 46,752 Class A ordinary shares. As of December 31, 2025, Mr. Wu controlled 14.19% of the aggregate voting power of our Company (excluding the treasury shares held by the Company).

The Company's WVR structure enables the WVR beneficiaries to exercise voting control over the Company notwithstanding that the WVR beneficiaries do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR beneficiaries who will control the Company with a view to its long-term prospects and strategy. Prospective investors are advised to be aware of the potential risks of investing in companies with weighed voting rights structures, in particular that interests of the WVR beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR beneficiaries will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions, irrespective of how other Shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our Articles of Association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

As the Company was initially listed as a grandfathered greater China issuer pursuant to Chapter 19C of the Listing Rules with a WVR structure, certain shareholder protection measures and governance safeguards under Chapter 8A of the Listing Rules do not apply to the Company pursuant to Rule 8A.46 of the Listing Rules. The relevant exemptions pursuant to Chapter 8A of the Listing Rules continue to apply after the Primary Conversion.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Overview

We are a leading pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Recognizing the growing convergence of online and offline commerce, we view this trend as a significant opportunity. Adhering to our vision of "Technology Empowers Future Success", our advanced technology and operating platforms provide a unified and robust foundation that supports our expanded range of services and markets. In 2023, we expanded our businesses into three business lines – Baozun E-commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). Our 18 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines. Starting from the first quarter of 2023, we have two operating segments: E-Commerce (encompassing BEC and BZI) and Brand Management (representing BBM).

E-Commerce includes our China and international e-commerce businesses, such as brands' store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands.

Our revenue increased by 5.6% from RMB9,422.2 million for the year ended December 31, 2024 to RMB9,945.5 million for the Year, primarily driven by a 25.2% increase in revenue from Brand Management. Our non-GAAP operating income was RMB126.2 million, compared with RMB10.6 million in the fiscal year of 2024.

E-Commerce

E-Commerce includes our e-commerce businesses, such as brands' store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Our competitive advantages have enabled us to achieve rapid growth in our brand partnerships. We collaborate with global leaders in their respective verticals, including brands like Philips, Nike, and Microsoft. Our ability to help brand partners navigate the challenges arising from the macroeconomy, by leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions, demonstrates the value of our services.

With our deep understanding of the needs of various brands, we are able to offer value propositions that set us apart from other market players.

- Multi-category, multi-brand capabilities: Our capabilities extend across multiple categories and brands of different types, scales, and stages of development. We possess in-depth industry-specific domain knowledge that spans the entire e-commerce value chain.

- Full-scope services: We provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operations, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is backed by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations; big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions; customer relationship management, or CRM, that supports attentive real-time pre-sale and post-sale customer services and engagement; and order management system, or OMS, and warehouse management system, or WMS, that enable integrated and reliable multi-category warehousing and fulfillment services. We remain committed to invest in new technologies and infrastructure to provide innovative and reliable solutions to our brand partners.

- Omni-channel coverage: We help brand partners adapt to and thrive in China's complex e-commerce ecosystem and evolving e-commerce landscape. We enable brands to integrate online and offline operations. We help brand partners formulate and implement coherent e-commerce strategies, which require holistic performance analysis across channels and balanced tactics for different platforms.

Based on the different needs of our brand partners, we operate under three business models: the distribution model, the service fee model, and the consignment model. We generate product sales revenues primarily through selling the products that we purchase from our brand partners and/or their authorized distributors to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the service fee model and the consignment model.

In addition to Mainland China, we also have offices in 10 overseas markets, including Hong Kong, Taiwan, Singapore, Malaysia, Philippines, Thailand, Korea, Japan, Vietnam and France.

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that cater to our brand partners' unique needs. We leverage our brand partners' resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a crucial part of our brand partners' e-commerce functions.

Our e-commerce capabilities encompass every aspect of the e-commerce value chain, including online store operations, customer service, IT solutions, digital marketing, warehousing, and fulfillment. Depending on each brand partner's specific needs and the characteristics of its product category, our brand partners utilize one or a blend of our solutions under one or a combination of our business models: the distribution model, the service fee model, and the consignment model.

Operational Highlights of E-Commerce for the Year

During the Year, service revenue grew by 2.4% to RMB6,095.9 million, primally attributable to a 8.3% year-over-year growth in online store operations, together with a 8.5% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization.

BEC has become a sustainable cash engine. Through sharper execution and continued cost rigor, BEC is now more agile and consistently profitable. We have moved from pursuing scale to focusing on value-prioritizing margin expansion and reliable cash generation.

Our omni-channel capability remains one of Baozun's core advantages and a focus for development going forward. We continue to develop our omni-channel capabilities, with a strong focus on emerging channels, such as Douyin and Rednote. We believe leveraging this established network will extend our success across major e-commerce platforms and drive sustained growth. In 2025, we received 41 awards in the Tmall ecosystem, including the prestigious "2025 Tmall Ecosystem Excellence in Service Award". On Douyin, we were once again certified as a "Douyin E-commerce Diamond Service Partner," the platform's highest tier of accreditation. Together, these recognitions affirm our sustained leadership and execution strength across major platforms.

We also continued to focus on strengthening our bottom line. Across the organization, we are implementing a series of lean initiatives designed to streamline processes, reduce costs, and enhance efficiency. Furthermore, we are expanding the use of Artificial Intelligence tools across a wider range of employees and business scenarios to enhance productivity. These efforts have significantly improved our profitability, with E-Commerce's non-GAAP operating income increasing 22% year-over-year to RMB219.3 million in 2025.

Brand Management

Brand Management engages in holistic brand management and serves as an all-rounded partner for global brands to further unlock their business potential in China. BBM offers expertise in strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BBM targets the mid-end and premium consumer lifestyle brands segment.

Our first key acquisition was the Gap Greater China business. On November 8, 2022, we entered into a share purchase agreement with The Gap, Inc. and Gap (UK Holdings) Limited. for the acquisition of the entire equity interests in two of their operating entities – Gapu (Shanghai) Commercial Co., Ltd. and Gap Taiwan Limited – which operate the full business of Gap in Greater China. Concurrently, we and The Gap, Inc. established a series of business arrangements under which The Gap, Inc. granted us the exclusive rights to manufacture, market, distribute, and sell Gap products in Greater China, including the ability to localize the offering. For details, please refer to the announcement made by the Company on November 8, 2022.

The acquisition of Gapu (Shanghai) Commercial Co., Ltd. was completed on January 31, 2023. As a result, we began operating The Gap, Inc.'s business in Mainland China, Hong Kong, and Macao starting February 1, 2023. For details, please refer to the announcement made by the Company on February 1, 2023. Meanwhile, we, together with The Gap, Inc. and Gap (UK Holdings) Limited, have been working to complete the acquisition of Gap Taiwan Limited (the "**TW Transfer**"). However, due to a prolonged delay in obtaining necessary approvals, on August 27, 2025, after due and careful consideration, we reached agreement with The Gap, Inc. and Gap (UK Holdings) Limited not to proceed with the TW Transfer. The Company considers that the termination does not have any material adverse impact on the financial position and operations of the Group.

Additionally, in 2023, Baozun Brand Management Limited and ABG Hunter LLC, a subsidiary of Authentic Brands Group ("**Authentic**"), entered into a share purchase agreement ("**JV SPA**"), for BBM's acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia ("**Hunter IP Holdco**"). As of March 31, 2026, affiliates of Baozun have entered into two license agreements with this JV through which this JV granted Baozun's affiliates the right to manufacture, market, distribute and sell Hunter brand products in (i) Greater China and (ii) Singapore, Malaysia, Cambodia, the Philippines, Thailand and Vietnam respectively on an exclusive basis.

Our technologies and insights enable us to forge a sustainable, symbiotic relationship between physical retail and online commerce. We aim to deliver the best-in-class, seamless omni-channel experience by integrating the digital and the physical at scale, and to excel where few have done so in retail. We are evolving into a leading brand management company of iconic brands through a combination of transformative acquisitions and the consistent growth of our brands in China across all channels.

GAP Overview

GAP is one of the world's most recognized lifestyle brands, uplifting and inspiring consumers since 1969. The brand creates iconic style, which builds on its heritage grounded in denim and khakis and comes alive at the intersection of the classic and the new. GAP is an authority on modern American style.

GAP represents a good example for BBM to build its business model and achieve the target of integrating digital technology, retail, and brands. Our current priorities include refining products and merchandising tactics, enhancing supply chain infrastructures, and upgrading back-end systems, including talents and technologies, to pursue our technology-empowered, China-for-China, and digitalized modern new retail model.

Operational Highlights of Brand Management for the Year

During the Year, total revenue from BBM increased by 25.2% year-over-year to RMB1,845.4 million. We have 177 offline stores under our management at the end of 2025. Our key strategic pillars for 2025 focus on merchandising, channel expansion and marketing initiatives for Gap, aimed at building healthy topline momentum while continuing to improve profitability.

Merchandising Management

Merchandising remains the core growth engine for GAP. China-for-China product is our core priority. It is essential for us to interpret the GAP's brand DNA in a way that's relevant to the Chinese market. Core categories such as denim, sweatshirts, and knitwear continued to anchor performance, supported by selective collaborations that complemented the assortment. For instance, our partnership with the Forbidden City and the Peking Opera, has maintained strong sell-through, showcasing our ability to blend Chinese cultural storytelling with GAP's global DNA in a commercially effective manner. During the Year, we collaborated closely with brand ambassadors to create authentic, engaging content that connects with our audience. We also launched seasonal products and limited styling collections aligned with key moments in the retail calendar. These ambassador-driven initiatives have boosted social buzz, leading to higher consumer engagement, increased brand visibility, and a stronger brand voice.

Marketing Management

Our strategic marketing initiatives are fundamental to strengthening brand equity, amplifying brand desirability through compelling storytelling and digital engagement. By leveraging multi-channel campaigns and targeted collaborations, we effectively enhance customer acquisition and foster lasting brand loyalty in a competitive apparel landscape. These efforts are pivotal in shaping consumer perception, which directly supports sustainable growth and a healthier brand portfolio. Marketing in 2025 began with localized campaigns such as the Forbidden City collaboration and community-focused initiatives like Brannan Bear, helping to strengthen consumer engagement and brand relevance. This momentum continued with additional partnerships, including the appointment of Chengyi as brand ambassador in mid-September 2025, which contributed to improved brand visibility and broader appeal among younger consumers. Throughout the Year, the team enhanced its use of integrated online and offline campaigns, social content, and experiential formats to deepen customer interaction. Overall, marketing efforts in 2025 contributed to a gradual strengthening of brand positioning and provided meaningful support to traffic, engagement, and sales performance.

Retail Management

Offline expansion continues to be a strategic priority for us. With a consumer-centric and retail-oriented strategy, we have successfully improved our competitiveness, store efficiency, and responsiveness to the ever-changing market. During the Year, we continued to optimize our retail management capabilities.

In 2025, we opened a total of 29 new GAP stores, bringing our total store count to 164 by the year end. Our new stores continue to outperform older locations, driven by better site selection and enhanced visual merchandising. For instance, our upgraded stores at Dongguan Minying International Trade City and Shanghai Century Link flagship in the fourth quarter of 2025, have delivered impressive results. The improved in-store experience and outfit-based presentation have driven a double-digit gain in sales productivity. These early performance indicators are highly encouraging and reinforce our confidence in our store expansion strategy. As a result, we are accelerating our store opening efforts to build on this momentum, and will continue to leverage a hybrid model that combines direct and partnership stores for network expansion, in line with our asset-light approach.

Supply Chain Management

Effective supply chain management is crucial for achieving sustainable growth. We focus on product innovation, quality control, and ensuring the responsiveness and cost-effectiveness of our supply chain. During the Year, we enhanced our supply chain capabilities to better meet consumer demands. We will continue to develop strategies to enhance the operational efficiency of our supply chain and unlock gross margin opportunities. We believe improving our supply chain efficiencies and managing working capital through the effective use of our infrastructure will enable us to control costs better and provide superior service to our customers.

Talent

We believe that the talent, commitment, and passion of our teams will always be key to our competitive edge. We offer a unique fashion proposition, defined by creativity, innovation, design, and quality. We successfully filled critical positions in a short timeframe. Our new hires are local industry experts with vast experience in both well-known leading multinational corporations and local apparel companies. We believe this will accelerate our business transformation and enhance organizational efficiency.

Overall, Brand Management, in 2025, reached a defining inflection point. After three years of repositioning and localization, our brand management platform and GAP achieved its first quarterly breakeven in the fourth quarter of 2025. This milestone validates the sustainability of our model. Importantly, scale is beginning to translate into tangible operating leverage, marking the transition from turnaround to profitable growth.

PROSPECTS

Baozun concluded 2025 with a strong fourth quarter, successfully completing our three-year transformation. On the group level, our revenues grew by 6% to RMB9,945.5 million and non-GAAP operating profits increased to RMB126.2 million compared with RMB10.6 million a year ago. Additionally, our annual operating cash flow more than tripled to RMB420.4 million. Overall, 2025 marks a significant step forward in strengthening Baozun's financial profile, characterized by modest topline growth and enhanced profitability and operating efficiency.

In addition, E-Commerce has now evolved into a high-quality cash engine. Brand Management achieved a key milestone by delivering GAP's first breakeven quarter in the fourth quarter of 2025, showcasing the progress we've made in merchandising, brand positioning, and retail productivity. These accomplishments validate our dual-engine strategy. As we embark on the next phase of development, we are committed to scaling our brand management platform, deepening brand partnerships, and driving sustainable long-term growth. Looking ahead, we remain cautious about the macro uncertainties but confident that our on-going transformation has strengthened our business fundamentals and value proposition to brand owners.

In 2026, we are transitioning from rebuilding to scaling. Our priority now is to amplify the progress to accelerate in the next three years, and we target our annual non-GAAP operating profits to reach at least RMB550 million by 2028. We will do this by expanding E-Commerce's margin, building scale and operating leverage in Brand Management, and deepening the strategic synergies between the two business segments.

We believe that our expertise in technology, applied to brand operations, is central to Baozun's identity. Regardless of the business models we deploy, our technology and expertise provide a cohesive and robust foundation for our strategy. With strengthened business fundamentals, we remain focused on executing our plans. With a stronger organization, a proven strategy, and a highly focused execution culture, we are entering this next phase with confidence and momentum.

FINANCIAL REVIEW

Revenue

The Group's revenue principally derives from product sales and services. The following table sets out the breakdown of revenue during the indicated periods:

	Year ended December 31,				
	2025		2024		Growth Rate
Net Revenues	**RMB'000**	**%**	RMB'000	%	%
Product sales	**3,849,559**	**38.7%**	3,466,928	36.8%	11.0%
Services	**6,095,924**	**61.3%**	5,955,301	63.2%	2.4%
Total	**9,945,483**	**100.0%**	9,422,229	100.0%	5.6%

For the Year, the total net revenues of the Group was approximately RMB9,945.5 million (US$1,422.2 million) (December 31, 2024: RMB9,422.2 million), representing an increase of approximately 5.6% as compared with 2024, mainly driven by revenue growth in both the Company's E-Commerce and Brand Management business lines.

Revenue from product sales

The increase in the revenue from products sales during the Year as compared with last year was mainly due to the incremental contribution from product sales from Brand Management, which mainly comprised retail revenue from Gap China business, including both offline store sales and online sales. Product sales included product sales from E-Commerce and Brand Management of RMB2,009.8 million and RMB1,841.6 million for the Year, respectively, compared with product sales from E-Commerce and Brand Management of RMB1,999.6 million and RMB1,469.6 million for the year ended December 31, 2024.

Revenue from services

The increase in revenue from services during the Year as compared with last year was mainly due to a 8.5% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization, together with a 8.3% year-over-year growth in online store operations.

Cost of Products

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, brand royalty fee, as well as inventory write-downs. Our cost of products was RMB2,576.0 million (US$368.4 million) for the Year (December 31, 2024: RMB2,473.8 million). The increase in cost of products during the Year as compared to last year was mainly attributable to the increased product sales volume from Brand Management.

Fulfillment Expenses

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. The fulfilment expenses decreased by 6.2% from RMB2,461.6 million (US$337.2 million) for the year ended December 31, 2024 to RMB2,309.8 million (US$330.3 million) for the Year. The decrease was primarily due to the Company's cost control initiatives and efficiency improvements.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. The sales and marketing expenses increased by 13.8% from RMB3,380.7 million (US$463.2 million) for the year ended December 31, 2024 to RMB3,847.2 million (US$550.1 million) for the Year, primarily attributable to higher revenue contributions from digital marketing services for BEC, as well as increased marketing activities and offline stores for BBM during the Year.

Technology and Content Expenses

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. The technology and content expenses decreased by 15.8% from RMB550.3 million (US$75.4 million) for the year ended December 31, 2024 to RMB463.2 million (US$66.2 million) for the Year. The decrease was primarily due to the Company's cost control initiatives and efficiency improvements.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. The general and administrative expenses increased by 4.5% from RMB719.2 million (US$98.5 million) for the year ended December 31, 2024 to RMB751.6 million (US$107.5 million) for the Year, the increase was primarily due to a write-down of account receivable totaling RMB53.3 million in the second quarter of 2025, partially offset by the Company's continued efforts to implement cost control and efficiency improvement initiatives.

Other Operating Income (Expenses), Net

Our other operating income (expenses) mainly consists of government grants received by the subsidiaries of the Group in the PRC. The other operating income increased by 39.4% from RMB55.4 million (US$7.6 million) for the year ended December 31, 2024 to RMB77.3 million (US$11.1 million) for the Year, primarily attributable to an increase in government grants received.

Other Income (Expenses)

The other income (expenses), net, consist of net interest expenses or income, unrealized investment (loss) gain, gain on disposal of investments, loss on disposal of subsidiaries, impairment loss of investments and other gain (loss) arising from investing and financing activities. For the Year, other expenses (net) was approximately RMB257.3 million (US$36.8 million), compared with other income (net) of RMB21.8 million (US$3.0 million) for the year ended December 31, 2024, the decrease was primarily due to impairment loss of investments arising from the disposal as set out below:

On September 2, 2025, the Group entered into an equity transfer agreement with a third party pursuant to which the Group transferred 41% equity interests in Shanghai Mansen Brand Management Co., Ltd. ("**Mansen**") to the counterparty, with the corresponding consideration therefor being RMB4.76 million. As of December 31, 2025, the Group had 33.52% equity interests as well as debt investments in Mansen. The Group recognized impairment loss of RMB155.5 million in 2025. Further in March 2026, the Group entered into an agreement with the third party to transfer all of its remaining equity interests and loans in Mansen for a total consideration of RMB0.5 million. The above transactions do not constitute notifiable transactions or connected transactions under the Rules Governing the Listing of Securities (the "**Listing Rules**") on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**").

Income Tax Expense

For the Year, our income tax expense was RMB9.9 million (US$1.4 million) as compared to RMB20.7 million (US$2.8 million) for the year ended December 31, 2024.

Net Loss

As a result of the above factors, net loss of approximately RMB199.6 million (US$28.5 million) for the Year was recorded, compared to a net loss of RMB138.4 million (US$19.0 million) for the year ended December 31, 2024.

Current Assets

As of December 31, 2025, the current assets of the Group were approximately RMB6,803.1 million (US$972.8 million), representing a decrease of 5.7% as compared with approximately RMB7,214.2 million (US$988.3 million) as of December 31, 2024. As of December 31, 2025, the current ratio (current assets divided by current liabilities) of the Group was approximately 1.9 times (December 31, 2024: approximately 1.9 times).

Accounts Receivables, net of Allowance for Credit Loss

Our accounts receivables represent receivables from customers. The accounts receivables (net of allowance of credit loss) increased by 6.9% from RMB2,033.8 million (US$278.6 million) as of December 31, 2024 to RMB2,173.2 million (US$310.8 million) as of December 31, 2025.

Accounts Payables

Our accounts payables represent payables to suppliers. As of December 31, 2025, accounts payables amounted to approximately RMB466.1 million (US$66.6 million), representing a decrease of approximately 24.9% as compared with approximately RMB620.7 million (US$85.0 million) as of December 31, 2024.

Accrued Expenses and Other Current Liabilities

Other current liabilities primarily consist of logistics expenses accruals, salary and welfare payable as well as marketing expenses accruals.

As of December 31, 2025, accrued expenses and other current liabilities amounted to approximately RMB1,359.4 million (US$194.4 million), representing an increase of approximately 16.2% as compared with approximately RMB1,169.5 million (US$160.2 million) as of December 31, 2024.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, and cancellation fees of repurchased ADSs. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, cancellation fees of repurchased ADSs, fair value change on financial instruments, other-than-temporary impairment of equity method investments, (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, cancellation fees of repurchased ADSs, fair value change on financial instruments, other-than-temporary impairment of equity method investments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss. Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investments. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors' assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income (loss) and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, net income (loss), net income (loss) attributable to ordinary shareholders of Baozun, net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures to the nearest U.S. GAAP performance measures is provided below:

Baozun Inc.
Reconciliations of GAAP and Non-GAAP Results
(in thousands, except for share and per ADS data)

	For the year ended December 31,		
	2024	**2025**	
	RMB	**RMB**	**US$**
(Loss) income from operations	(114,825)	**56,555**	**8,087**
Add: Share-based compensation expenses	81,601	**19,931**	**2,850**
Amortization of intangible assets resulting from business acquisition	36,257	**31,128**	**4,451**
Impairment of goodwill	6,934	**18,395**	**2,630**
Cancellation fees of repurchased ADSs	678	**150**	**21**
Non-GAAP income from operations	10,645	**126,159**	**18,039**

	For the year ended December 31,		
	2024	2025	
	RMB	RMB	US$
Net loss	(138,384)	(199,580)	(28,541)
Add: Share-based compensation expenses	81,601	19,931	2,850
Amortization of intangible assets resulting from business acquisition	36,257	31,128	4,451
Impairment of goodwill and investments	21,337	231,801	33,147
Other-than-temporary impairment of equity method investments	26,115	–	–
Cancellation fees of repurchased ADSs	678	150	21
Fair value loss on derivative liabilities	–	7,654	1,095
Loss on disposal of subsidiaries	–	35,700	5,105
Unrealized investment (gain) loss	(4,851)	16,574	2,370
Less: Tax effect of amortization of intangible assets resulting from business acquisition, loss on disposal of subsidiaries and impairment of investments[1]	(7,611)	(44,227)	(6,324)
Non-GAAP net income	15,142	99,131	14,174
Net loss attributable to ordinary shareholders of Baozun Inc.	(185,198)	(242,100)	(34,621)
Add: Share-based compensation expenses	81,601	19,931	2,850
Amortization of intangible assets resulting from business acquisition	25,776	21,651	3,096
Impairment of goodwill and investments	20,742	229,359	32,797
Other-than-temporary impairment of equity method investments	26,115	–	–
Cancellation fees of repurchased ADSs	678	150	21
Fair value loss on derivative liabilities	–	4,822	690
Loss on disposal of subsidiaries	–	35,700	5,105
Unrealized investment (gain) loss	(4,851)	16,574	2,370
Less: Tax effect of amortization of intangible assets resulting from business acquisition, loss on disposal of subsidiaries and impairment of investments[1]	(5,234)	(41,858)	(5,986)
Non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc.	(40,371)	44,229	6,322
Diluted non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc. per ADS:	(0.67)	0.76	0.11
Weighted average shares used in calculating diluted net (loss) income per ordinary share	179,678,986	173,601,782	173,601,782

[1] The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition, loss on disposal of subsidiaries and impairment of investments.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, short-term bank borrowings.

Cash and Cash Equivalents

Our cash and cash equivalents generally consist of bank deposits denominated in RMB, USD and HKD. Bank deposits carry interest at market rates which range from 1.1% to 6.25% per annum. Our cash and cash equivalents, restricted cash and short-term investment amounted to approximately RMB907.3 million (US$129.7 million), RMB141.0 million (US$20.2 million), and RMB1,747.0 million (US$249.8 million) as of December 31, 2025 (December 31, 2024: RMB1,289.3 million (US$176.6 million), RMB355.0 million (US$48.6 million), and RMB1,271.6 million (US$174.2 million)). The cash position remains stable for the Year and the same period last year.

Short-term Loan

As of December 31, 2025, we had short-term loan of approximately RMB1,207.8 million (US$172.7 million) (December 31, 2024: RMB1,221.0 million).

For the Year, the effective interest rates of the Group's short-term bank borrowings ranged from 2.2% to 2.9% (December 31, 2024: 2.6% to 3.0%).

Pledge of Assets

As of December 31, 2025, we had RMB139.0 million bank deposits and short-term investments pledged to secure the RMB131.1 million outstanding bank borrowing.

Gearing Ratio

The calculation of gearing ratio is based on total liabilities for the year divided by total equity for the year and multiplied by 100.0%. The gearing ratio as of December 31, 2024 and December 31, 2025 were 1.08 and 0.77, respectively.

Contingent Liabilities and Commitments

As of December 31, 2025, the Group did not have any material contingent liabilities or commitments.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, and amounts due from related parties.

We had cash and cash equivalents of RMB907.3 million (US$129.7 million) and RMB1,289.3 million (US$176.6 million), restricted cash of RMB141.0 million (US$20.2 million) and RMB355.0 million (US$48.6 million), short-term investments of RMB1,747.0 million (US$249.8 million) and RMB1,271.6 million (US$174.2 million) as of December 31, 2025 and December 31, 2024, respectively. All of the Group's cash and cash equivalents, restricted cash, and short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality.

We had accounts receivables, net of allowance for credit losses, of RMB2,173.2 million (US$310.8 million) and RMB2,033.8 million (US$278.6 million) and amounts due from related parties of RMB6.2 million (US$0.9 million) and RMB7.0 million (US$1.0 million) as of December 31, 2025 and December 31, 2024, respectively. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Exchange Risk

The Group is exposed to foreign exchange risk primarily from purchases of goods or services which give rises to payables that are denominated in a foreign currency. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by The People's Bank of China. Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. During the Year, the Group had deployed certain financial instruments for mitigating its exposures towards foreign currency risk. The Group will continue to keep track of the foreign exchange risk and take prudent measures to mitigate exchange risk, and take appropriate action where necessary.

SIGNIFICANT INVESTMENT HELD

As of December 31, 2025, there were no significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of December 31, 2025) held by the Group.

MATERIAL ACQUISITIONS AND DISPOSALS

During the Year, there were no material acquisitions and disposals of subsidiaries, associates or joint ventures.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

The Group had not executed any agreement in respect of material investment or capital asset and did not have any other plans relating to material investment or capital asset as of the date of this annual report. However, as China e-commerce and retail market evolves, if any potential investment opportunity arises in the coming future, the Group will perform feasibility studies and prepare implementation plans to consider whether it is beneficial to the Group and our shareholders as a whole.

EMPLOYEES AND REMUNERATION POLICY

As of December 31, 2025, the Group had 6,762 full-time employees, compared with 7,650 as of December 31, 2024. The decrease in full-time employees was mainly due to our process reengineering and efficiency enhancement that we used less labor for our front-end operations and logistics function.

Our success depends on our ability to attract, retain and motivate qualified personnel. Most of our senior management team members possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connect well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services. We typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and RSUs according to our share incentive plans. We usually enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period. The employee benefit expenses for the year ended December 31, 2025 were approximately RMB2,778 million (2024: RMB2,768 million).

We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs.

SUBSEQUENT EVENTS

Save as disclosed above, there was no other event that has taken place subsequent to December 31, 2025 and up to the date of this annual report that may have a material impact on the Group's operating and financial performance.

PROFILE OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our Directors and executive officers as of the date of this annual report.

Name	Age	Position(s)/role(s) and responsibilities	Date of appointment	Year of joining our company
Mr. Vincent Wenbin Qiu	58	Founder, Chairman and Chief Executive Officer	Chairman in December 2013 and Chief Executive Officer in December 2013	2007
Mr. Junhua Wu	47	Co-founder, Director and Chief Strategy Officer	Director in December 2013 and Chief Strategy Officer in April 2025	2007
Dr. Jun Wang	48	Director	June 2024	2024
Ms. Bin Yu	56	Director	June 2024	2015
Mr. Yiu Pong Chan	53	Independent Director	May 2015	2015
Mr. Steve Hsien-Chieng Hsia	62	Independent Director	May 2016	2016
Mr. Benjamin Changqing Ye	55	Independent Director	May 2016	2016
Ms. Catherine Yanjie Zhu	43	Chief Financial Officer	April 2024	2020

DIRECTORS

Mr. Vincent Wenbin Qiu, aged 58, is our founder. Since the founding of our business in 2007, Mr. Qiu has served as chairman of our board of directors and our chief executive officer. Mr. Qiu also has served as a director of several companies in which we have invested. Prior to founding our company, Mr. Qiu participated the founding of Erry Network Technology (Shanghai) Co., Ltd., or Shanghai Erry, in 2000, a company specialized in providing supply chain management solutions and services to consumer brands in China, and served as Shanghai Erry's chief executive officer from March 2000 to January 2007. From 1993 to 2000, Mr. Qiu worked as a technical and solution architect and held technical management positions in various multinational companies, including NCR (Shanghai) Technology Services Ltd., China Hewlet-Packard Co., Ltd. (HP China) and Sun Microsystems (China) Limited. Mr. Qiu obtained his bachelor's degree in electronic engineering from Tsinghua University in July 1992 in Beijing, the PRC.

Mr. Junhua Wu, aged 47, is one of our co-founders and currently serves as our chief strategy officer, and has served as our chief operating officer from the founding of our business in 2007 to December 2017, as our chief growth officer from December 2017 to December 2022, and as our director since 2012. Mr. Wu also has served as a director of several companies in which we have invested. From September 2001 to April 2007, Mr. Wu served as director of the professional service department at Shanghai Erry. From April 2000 to September 2001, he worked as senior IT manager in Goodbaby International Group, an international durable juvenile products company headquartered in China.

Dr. Jun Wang, aged 48, has served as a member on our board since June 2024. He is the founding partner of ACCF Capital, established in June 2021, which holds Champion Kerry Inc. Prior to founding ACCF Capital with focus on consumer and technology investment across Asia Pacific region, Dr. Wang was a founding member and partner of L Catterton Asia from June 2010 to January 2021. Dr. Wang served as a non-executive director of Mulsanne Group Holding Limited (stock code: 1817) from August 2019 to March 2022, a company listed on the Stock Exchange and a director of Secoo Holding Limited (NASDAQ: SECO) from July 2020 to April 2022, a company listed on NASDAQ. From October 2008 to March 2010, he served as a Senior Associate at McKinsey & Company and worked as a Manager at Procter & Gamble Company from 2003 to 2006. Dr. Wang obtained his MBA from Harvard Business School in 2008, a D.Phil. in Chemistry from Oxford University in 2002, and a B.Sc. from Peking University, China in 1998.

Ms. Bin Yu, aged 56, served as our independent Director from May 2015 to May 2023. Following her tenure as an independent Director, Ms. Yu has been appointed as a consultant to the Company since May 2023 and has rejoined our board as a member since June 14, 2024. She served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd. from 2017 to 2020. Ms. Yu has served as an independent director of Zero2IPO Holdings Inc. since 2020, iDreamSky Technology Holdings Limited since 2018, GDS Holdings Limited since 2016 and DPC Dash Ltd since December 2024, all of which are companies listed on the Hong Kong Stock Exchange. From 2015 to 2017, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company's investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2011 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou's predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG's Greater China region. Ms. Yu received a master's degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio.

INDEPENDENT DIRECTORS

Mr. Yiu Pong Chan, aged 53, has served as our independent director since May 2015. Mr. Chan served as an executive director from September 2012 to March 2014 and as a managing director from April 2014 to June 2018, at L Catterton Asia, formerly named as L Capital Asia, a private equity fund based in Singapore which is backed by LVMH Moët Hennessy Louis Vuitton S.A, a multinational luxury products company. Mr. Chan was also a non-executive director at Dr. Wu Skincare Co., Ltd, a Taiwan-based company that provides non-surgical skincare products and solutions, from April 2014 to June 2018, and a board observer at YG Entertainment Inc., a music and entertainment company in South Korea from March 2015 to March 2018. Mr. Chan was a vice president and a director at Crescent Point Group from August 2006 to September 2007, and from October 2007 to June 2011, respectively. From June 2002 to June 2006, Mr. Chan was a director of Lone Star Asia-Pacific LTD., Taiwan Branch. Mr. Chan worked with McKinsey & Co. Inc. Hong Kong from February 1999 to June 2002. Mr. Chan holds a master's degree of commerce in accounting and finance with first-class honor in April 1999 and a bachelor's degree of commerce in May 1996 from the University of Auckland.

Mr. Steve Hsien-Chieng Hsia, aged 62, has served as our independent director since May 2016. Mr. Hsia has been the chief executive officer of Playnovate, Inc., an online STEAM education service provider in the U.S., since April 2020. Mr. Hsia has served as a director of Wearnes-Starchase Limited, a Singapore-based automobile dealership group, since November 2018. From 2011 to 2013, Mr. Hsia served as the Asia-Pacific chief operating officer of Wunderman Worldwide, LLC, a digital marketing agency under WPP, LLC, an advertising and media holding company. Mr. Hsia co-founded and served as chief executive officer of AGENDA Corporation, a digital marketing agency in Asia from February 1996 to 2013. Prior to AGENDA Corporation (formerly known as DeliriumCyberTouch Corporation and CyberTouch, respectively), Mr. Hsia co-founded NextWare, an enterprise software company in Malaysia and served as the managing director from 1991 to February 1996. Mr. Hsia received his bachelor's degree in computer science from the University of California, Berkeley in May 1987.

Mr. Benjamin Changqing Ye, aged 55, has served as our independent director since May 2016. Mr. Ye has also served as an independent director of East Nova Holdings Limited, a company listed on the Hong Kong Stock Exchange, since June 2025; an independent director of Hygeia Healthcare Holdings Co., Limited, an oncology healthcare company listed on the Hong Kong Stock Exchange, since September 2019; an independent director of Ascentage Pharma Group International, a biotech company listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Jinxin Fertility Group Limited, a specialized fertility service provider listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Niu Technologies Inc., a provider of smart urban mobility solutions listed on The Nasdaq Stock Market, since October 2018. Mr. Ye was also an independent director of Luzhou Bank, a commercial bank listed on the Hong Kong Stock Exchange from December 2018 to September 2022; VNET Group Inc., a company listed on the Nasdaq Stock Market, from August 2022 to October 2024; and NWTN Inc., a company listed on the Nasdaq Stock Market, from November 2022 to December 2024. In addition, Mr. Ye has served as a non-executive director of Panjing Harbourview Investment Fund L.L.P. since September 2019. From February 2011 to December 2015, Mr. Ye was a managing director, the chief financial officer and a member of the investment committee of CITIC Private Equity Funds Management Co., Ltd. From April 1993 to January 2011, Mr. Ye worked for PricewaterhouseCoopers, where he mainly focused on M&A advisory work, and successively served as a partner in advisory department, the head of Advisory Services of Shanghai office and the head of Transaction Services of Shanghai office of PricewaterhouseCoopers in China. Mr. Ye received his bachelor's degree in journalism from Huazhong University of Science and Technology in July 1992 in Wuhan, the PRC and an MBA degree from University of Warwick in November 1999 in the United Kingdom. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

SENIOR MANAGEMENT

Ms. Catherine Yanjie Zhu, aged 43, has served as our chief financial officer since April 2024. She is a seasoned finance executive with extensive experience in leading finance operations across diverse industries. She joined Baozun in 2020 as Director of Finance, held a number of positions with the Company thereafter. She has served as an independent director of Tianjin Motor Dies Co., Ltd. (002510.SZ) since December 2025 and an independent director of GreenTree Hospitality Group Ltd. since December 2021. Before joining Baozun, Catherine held key roles in various organizations from 2013 to 2020, including IBR Ltd., Cue & Co., Xperience Communications (Shanghai) Co., Ltd., Porsche Centre Shanghai Waigaoqiao Limited and Lend Lease Project Management & Construction (Shanghai) Co Ltd. She started her career at KPMG Shanghai from 2005 to 2013 and her last position there was Auditor Manager. Catherine holds a bachelor's degree in Business Administration from Shanghai International Studies University and is certified by the Chinese Institute of Certified Public Accountants (CICPA) and holds a Certified Internal Auditor (CIA) certificate.

JOINT COMPANY SECRETARIES

Ms. Wendy Shu Sun, aged 41, currently serves as the Senior Director of Corporate Development and Investor Relations and served as the Investor Relations Director of the Company from March 2019 to June 2022. Since joining the Company, Ms. Sun has been instrumental in shaping its development and capital market strategies, serving as the primary point of contact for capital market messaging and communication. Ms. Sun has played a pivotal role in the successful execution of key corporate initiatives. These include the Group's public offering of convertible senior notes in 2019, the Hong Kong initial public offering in 2020, the conversion from secondary to primary listing on the Main Board of the Stock Exchange in 2022, and various share repurchase programs. From 2021 to 2023, as head of the Company's strategic investment department, she spearheaded the acquisition of Gap Shanghai, a major milestone that launched the Company's business transformation into Baozun e-Commerce and Baozun Brand Management. Ms. Sun received her double bachelor's degrees in Finance and Accounting from the University of International Business and Economics in 2006, and a master's degree in Economics from the China Economics and Management Academy CEMA of Central University of Finance and Economics in 2009.

Ms. So Ka Man, aged 52, was appointed as a joint company secretary of the Company on November 1, 2022. Ms. So is a director of Company Secretarial Services of Tricor Services Limited. Ms. So has over 20 years of experience in the corporate secretarial field. She has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies. Ms. So is a chartered secretary, a chartered governance professional and a fellow of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. She is a holder of the Practitioner's Endorsement from The Hong Kong Chartered Governance Institute.

Mr. Arthur Yu, aged 45, was appointed as a joint company secretary of the Company on November 1, 2022 and resigned on March 20, 2025.

CORPORATE GOVERNANCE REPORT

The Board is pleased to present the corporate governance report for the annual report for the Year.

CORPORATE GOVERNANCE PRACTICES

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of the Shareholders. The Group has adopted the code provisions in Part 2 of the CG Code as its own code of corporate governance.

Save for the deviation for reasons set out below, during the Year, the Group has complied with the CG Code.

Pursuant to code provision C.2.1 of the CG Code, the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. However, we do not have a separate chairman and chief executive officer and Mr. Qiu is performing these two roles. Mr. Qiu is responsible for the overall management, operation and strategic development of the Group and has been instrumental to our growth and business operation as the founder of the Group. Taking into account the continuation of management and the implementation of our business strategies, the Directors (including the independent Directors) consider that vesting the roles of the chairman and the chief executive officer in the same person would allow the Company to be more effective and efficient in developing business strategies and executing business plans. The existing arrangements are beneficial to the business prospect and management of the Group and are in the interests of the Company and the Shareholders as a whole. The balance of power and authority is ensured by the operation of the senior management and the Board, both of which comprises experienced and high-calibre individuals. The Board will regularly review the effectiveness of this structure to ensure that it is appropriate to the Group's circumstances.

The amendments to the CG Code came into effect on July 1, 2025 and the requirements under the new CG Code will apply to the corporate governance reports and annual reports of the Company for the financial years commencing on or after July 1, 2025. The Company will continue to review and enhance its corporate governance practices, and identify and formalize appropriate measures and policies, to ensure compliance with the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code as its code of conduct regarding dealings in the securities of the Company.

Having made specific enquiries to all the Directors, all the Directors confirmed that they have strictly complied with the required standards set out in the Model Code during the Year.

The Board has also adopted the Model Code to regulate all dealings by relevant employees, including any employee or a director or employee of a subsidiary or holding company, who, because of his/her office or employment, are likely to be in possession of unpublished inside information of the Company in respect of securities in the Company as referred to in the applicable code provision of the CG Code. No incident of non-compliance with the Model Code by the Company's relevant employees has been noted during the Year after making reasonable enquiry.

BOARD

Responsibilities

The Board is responsible for the overall leadership of the Group, oversees the Group's strategic decisions and monitors business and performance. The Board has delegated the authority and responsibility for day-to-day management and operation of the Group to the senior management of the Group. To oversee particular aspects of the Company's affairs, the Board has established three Board Committees including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference.

All Directors shall ensure that they carry out duties in good faith, in compliance with applicable laws and regulations, and in the interests of the Company and its Shareholders at all times.

Composition of the Board

As of December 31, 2025 and up to the date of this annual report, the Board comprised seven Directors. Members of the Board are listed below:

Member of the Board	Position(s)
Directors	
Mr. Vincent Wenbin Qiu	Chairman of the Board, chief executive officer and Director
Mr. Junhua Wu	Director and chief strategy officer
Dr. Jun Wang	Director
Ms. Bin Yu	Director
Independent Directors	
Mr. Yiu Pong Chan	Independent Director
Mr. Steve Hsien-Chieng Hsia	Independent Director
Mr. Benjamin Changqing Ye	Independent Director

All Directors, including independent Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. All Directors have carried out duties in good faith and in compliance with applicable laws and regulations, and have acted in the interests of the Company and the Shareholders at all times.

Biography of each Director is set out in the section headed "Profile of Directors and Senior Management" of this annual report. Save as disclosed in the section headed "Profile of Directors and Senior Management" of this annual report, there is no financial, business, family or other material or relevant relationships among members of the Board and senior management.

Independent Directors

During the Year, the Company had at least three independent Directors in compliance with Rules 3.10(1) and 3.10(2) of the Listing Rules, with at least one of them possessing appropriate professional qualifications or accounting or related financial management expertise. The number of independent Directors exceeds one third of the number of the Board members.

The independent Directors have made confirmations to the Company regarding their independence during the Year. Based on the confirmations of the independent Directors, the Company considers each of them to be independent during the Year.

Independence Mechanisms

The Company has in place mechanisms to ensure independent views and input are available to the Board. The Board shall at all times comprise at least three independent Directors that represent at least one-third of the Board, such that there is always a strong element of independence on the Board which can effectively exercise independent judgement. Each independent Director is required to provide an annual confirmation of his/her independence to the Company and the Nominating and Corporate Governance Committee is responsible to assess the independence and time commitment of each independent Director at least annually.

To facilitate proper discharge of their duties, all the Directors are entitled to seek advice from the company secretary of the Company or, upon reasonable request, seek independent professional advice at the Company's expense. The chairman of the Board shall hold meetings with the independent non-executive Directors without the involvement of other Directors at least annually to discuss any issues and concerns.

The Group has adopted a conflicts of interest policy pursuant to which the Directors have a duty to disclose their interests in respect of any contract, proposal, transaction or any other matter whatsoever (including any compensation arrangement which may, directly or indirectly, be related to the financial performance of and profits arising from the Group) in which they have any personal material interest, directly or indirectly, or any actual or potential conflicts of interest (including conflicts of interest that arise from any of their directorships, executive positions, employment by or personal investments in the Company or any other corporations) that may involve them, and abstain from the Board meetings on matters in which such Directors or their close associates have a material interest, unless the attendance or participation of such Directors at such meeting of the Board is specifically requested by a majority of the independent Directors.

A resolution which relates to any matter or business in which a substantial shareholder of the Company (as defined in the Listing Rules) or a Director has an interest conflicting with that of the Company, which the Directors determine to be material prior to the passing of such resolution, shall not be passed by a resolution in writing and shall only be passed at a meeting of the Directors held in accordance with the Articles. Independent Directors who, and whose associates, have no interest in the matter should attend the Board meeting.

The Board has reviewed and considered that the mechanisms are effective in ensuring that independent views and input are provided to the Board during the Year.

Term of Appointment of Independent Directors

Each of the independent Directors has entered into a director agreement with the Company for a term of three years commencing from the date of appointment, which is renewable upon expiry of the three years' term and may be terminated by giving advance notice in writing served by either party on the other. In accordance with the Listing Rules and the CG Code, every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years upon Primary Conversion.

Training and Continuous Professional Development

Directors should participate in appropriate continuing professional development to develop and refresh their knowledge and skills. The Company has arranged training for its Directors and provided them with reading material on relevant topics. Each Director has been provided with necessary induction and information to ensure that he/she has a proper understanding of the Company's operations and businesses as well as his/her responsibilities under relevant statues, laws, rules and regulations.

All the Directors have been updated with the latest developments regarding the Listing Rules and other applicable regulatory requirements to ensure compliance and enhance their awareness of good corporate governance practices. In addition, continuing briefing and professional development to Directors will be arranged whenever necessary.

During the Year, all the Directors, namely, Mr. Vincent Wenbin Qiu, Mr. Junhua Wu, Mr. Satoshi Okada (resigned on December 31, 2025), Dr. Jun Wang, Ms. Bin Yu, Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye have complied with code provision of the CG Code and participated in continuous professional development to develop and refresh their knowledge and skills.

Training received by the Directors during the Year is summarized below:

Directors	Types of Training [Note]
Mr. Vincent Wenbin Qiu	A,B
Mr. Junhua Wu	A,B
Mr. Satoshi Okada (resigned on December 31, 2025)	A,B
Dr. Jun Wang	A,B
Ms. Bin Yu	A,B
Mr. Yiu Pong Chan	A,B
Mr. Steve Hsien-Chieng Hsia	A,B
Mr. Benjamin Changqing Ye	A,B

Note: Types of training
A   Attending briefing(s) and/or seminar(s) and/or conference(s)
B   Reading materials relating to directors' duties and responsibilities

Directors' Responsibility on Financial Statements

The Directors acknowledge their responsibilities for preparing the financial statements of the Company for the financial year ended December 31, 2025.

The Directors are responsible for overseeing the preparation of financial statements of the Company with a view to ensuring that such financial statements give a true and fair view of the state of affairs of the Group and relevant statutory and regulatory requirements and applicable accounting standards are complied with.

The Board has received from the senior management the management accounts and such accompanying explanation and information as are necessary to enable the Board to make an informed assessment for approving the financial statements.

As of December 31, 2025, the Board was not aware of any material uncertainties relating to events or conditions that might cast significant doubt on the Group's ability to continue as a going concern.

The responsibility of the external auditor is to form an independent opinion, based on their audit, on those consolidated financial statements prepared by the Board and to report their opinion to the Shareholders. The statements by external auditor, KPMG, about their reporting responsibility on the consolidated financial statements of the Group are set out in the independent auditor's report in this annual report.

Board Meetings, Committee Meetings and General Meetings

The Board holds at least four meetings a year at approximately quarterly intervals. Additional meetings would be arranged when required. Notices for all regular Board meetings will be given to all Directors at least 14 days before the meetings and the agenda and accompanying Board paper will be given to all Directors at least 3 days before the meetings in order that they have sufficient time to review the papers. Minutes of meetings are kept by one of the joint company secretaries with copies circulated to all Directors or Board Committee members for information and records. Directors who have conflicts of interest in a board resolution shall abstain from voting for that resolution.

Minutes of the Board meetings and Board Committee meetings are recorded in sufficient detail about the matters considered by the Board and the Board Committees and the decisions reached, including any concerns raised by the Directors/Board Committee members. Draft and final versions of the minutes of each Board meeting and Board Committee meeting are sent to the Directors/Board Committee members for comments and records respectively within a reasonable time after the date on which the meeting is held. Minutes of the Board meetings are open for inspection by Directors. All Directors shall obtain information related to the Board resolutions in a comprehensive and timely manner. Any Director can seek independent professional advice at the Company's expense after making reasonable request to the Board.

The attendance record of each Director at the Board meetings and the general meetings of the Company held during the Year is set out in the table below:

Name of Directors	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	Nominating and Corporate Governance Committee Meetings	Annual General Meeting
				Number of attendance/Number of meetings held	
Mr. Vincent Wenbin Qiu	6/6	–	–	–	1/1
Mr. Junhua Wu	6/6	–	–	–	1/1
Mr. Satoshi Okada (resigned on December 31, 2025)	5/6	–	–	–	0/1
Dr. Jun Wang	6/6	–	–	–	1/1
Ms. Bin Yu	6/6	–	–	2/2	1/1
Mr. Yiu Pong Chan	6/6	5/5	3/3	2/2	1/1
Mr. Steve Hsien-Chieng Hsia	6/6	5/5	3/3	2/2	1/1
Mr. Benjamin Changqing Ye	6/6	5/5	3/3	2/2	1/1

BOARD COMMITTEES

Audit Committee

The Audit Committee consists of three independent Directors, namely Mr. Benjamin Changqing Ye, Mr. Yiu Pong Chan and Mr. Steve Hsien-Chieng Hsia. Mr. Benjamin Changqing Ye, who holds the appropriate professional qualifications as required under Rule 3.10(2) and Rule 3.21 of the Listing Rules, serves as the chairman of the committee.

The primary duties of the Audit Committee include, but are not limited to: (i) assisting the Board by providing an independent view of the effectiveness of the financial reporting process, internal control and risk management systems of our Group; and (ii) overseeing the audit process and performing other duties and responsibilities as assigned by the Board. For further details, please refer to the written terms of reference of the Audit Committee which are available on the websites of the Company and the Stock Exchange.

During the Year, five Audit Committee meetings were held. During the Year, the Audit Committee reviewed the annual results for the year ended December 31, 2024, quarterly results for the three months ended December 31, 2024, March 31, 2025, June 30, 2025 and September 30, 2025, respectively, and the half-year results for the six months ended June 30, 2025 and recommended the same to the Board for approval. The Audit Committee oversaw matters concerning the Company's external auditors including reviewing the scope and quality of audit, the external auditors' independence and objectivity as well as their fees and making recommendations to the Board regarding the appointment of the external auditors, the nature and scope of their audit and their fees. The Audit Committee also reviewed the effectiveness of the internal audit function of the Company and the effectiveness of the risk management and internal control system of the Group which cover all material controls including financial, operational and compliance controls. The Audit Committee also communicated with the external auditors to discuss the financial statements and other issues arising from the audit.

Compensation Committee

The Compensation Committee consists of three independent Directors, namely Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye. Mr. Yiu Pong Chan serves as the chairman of the committee.

The primary duties of the Compensation Committee include, but are not limited to: (i) making recommendations to our Board on our policy and structure for all remuneration of Directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration; (ii) determining the specific remuneration packages of all Directors and senior management; (iii) reviewing and approving performance-based remuneration by reference to corporate goals and objectives resolved by our Board from time to time; and (iv) reviewing and approving matters required to be reviewed and/or approved by the Compensation Committee under Chapter 17 of the Listing Rules. For further details, please refer to the written terms of reference of the Compensation Committee which are available on the websites of the Company and the Stock Exchange.

During the Year, three Compensation Committee meetings were held. During the Year, the Compensation Committee reviewed the administration of the Share Incentive Plans and the remuneration of the Directors and other incentive rewards.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of four directors including three independent Directors, namely Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan, Mr. Benjamin Changqing Ye, and Director Ms. Bin Yu (appointed as a member of the Nominating and Corporate Governance Committee on May 21, 2025). Mr. Steve Hsien-Chieng Hsia serves as the chairman of the committee.

The primary duties of the Nominating and Corporate Governance Committee include, but are not limited to: (i) reviewing the structure, size and composition of our Board; (ii) assessing the independence of independent Directors; (iii) making recommendations to our Board on matters relating to the appointment of Directors; (iv) reviewing the board diversity policy and its implementation. Besides, the corporate governance duties of the Nominating and Corporate Governance Committee include, but are not limited to: (i) formulating and reviewing the Company's policies and practices on corporate governance and make recommendations to the Board; (ii) reviewing and monitoring the training and continuous professional development of Directors and senior management; (iii) reviewing and monitoring the Company's policies and practices on compliance with legal and regulatory requirements; (iv) formulating, reviewing and monitoring the code of conduct and compliance manual (if any) applicable to employees and Directors; and (v) reviewing the Company's compliance with the Listing Rules and disclosure in the Corporate Governance Report. For further details, please refer to the written terms of reference of the Nominating and Corporate Governance Committee which are available on the websites of the Company and the Stock Exchange.

The Nominating and Corporate Governance Committee will assess the candidate or incumbent on criteria such as integrity, experience, skill and ability to commit time and effort to carry out the duties and responsibilities. The recommendations of the Nominating and Corporate Governance Committee will then be put to the Board for decision. The written terms of reference of the Nominating and Corporate Governance Committee are available on the websites of the Company and the Stock Exchange.

During the Year, two Nominating and Corporate Governance Committee meetings were held. During the Year, the Nominating and Corporate Governance Committee reviewed the structure, size and composition of the Board, the board diversity policy and its implementation, the retirement and re-election of Directors at the annual general meeting of the Company held on June 18, 2025 and the independence of the independent Directors. In addition, the Nominating and Corporate Governance Committee had also (i) reviewed the Company's policies and practices on corporate governance; (ii) reviewed and monitored the training and continuous professional development of Directors and senior management; (iii) reviewed and monitored the Company's policies and practices on compliance with legal and regulatory requirements; (iv) reviewed and monitored the code of conduct and compliance manual applicable to employees and Directors; (v) reviewed the Company's compliance with the Listing Rules and disclosure in the Corporate Governance Report; and (vi) reviewed and monitored the management of conflicts of interests and the effectiveness of Shareholders' engagement.

BOARD DIVERSITY POLICY

Our Board has adopted a board diversity policy which sets out the objective and approach to achieve diversity of the Board. The Group recognizes the benefits of having a diversified Board and sees increasing diversity at the Board level as an essential element in supporting the attainment of our Group's strategic objectives and sustainable development. The Group seeks to achieve diversity of our Board through the consideration of a number of factors, including but not limited to professional experience, skills, knowledge, gender and age. The Directors have a balanced mix of experiences, including operation and management of e-commerce companies, investment, corporate retail, risk management, finance and funding, auditing and tax. In terms of gender diversity, one of our seven Directors is female.

The Nominating and Corporate Governance Committee will review the board diversity policy and its implementation from time to time to ensure its implementation and monitor its continued effectiveness, and the same will be disclosed in our corporate governance report in accordance with the Listing Rules, including any measurable objectives set for implementing the board diversity policy and the progress on achieving these objectives on an annual basis.

The Board targets to maintain at least the current level of female representation, with the ultimate goal of achieving gender parity. The Board will (i) continue to apply the principle of appointments based on merits with reference to board diversity as a whole; (ii) take steps to promote gender diversity at all levels of our Group by recruiting staff at a mid to senior level with regard to the benefits of gender diversity; and (iii) engage more resources in training female staff who we consider having the suitable experience, skills and knowledge for our business to equip themselves with the attributes and competencies required to serve as members of our Board in light of our strategic needs and the industry in which we operate with the aim of promoting them to the Board.

EMPLOYEE DIVERSITY

We are committed to providing all employees with equal opportunities at the workplace by upholding the values of honesty, integrity and mutual respect. We believe diversity is fundamental to maintaining our ability to innovate. We dedicated to increase gender diversity. The indicators on employees of the Group, including senior management, as of December 31, 2025 are set out below:

Indicator	As of December 31, 2025	
	Number of persons	Percentage of total number of employees
Male employees	2,559	37.8%
Female employees	4,203	62.2%

Indicator	Number of persons	As of December 31, 2025 Percentage of total number of senior management
Male senior management	149	65.4%
Female senior management	79	34.6%

The Board is of the view that the Company has already achieved a good balance in respect of the gender diversity in its workforce.

Meanwhile, we provide job opportunities for people with disabilities and encourage them to exert their creativity in their positions, and provide them with a barrier-free working environment. As of December 31, 2025, we hired 3 employees with disabilities, working for various departments such as design and customer services departments.

To achieve diversity at workforce level, the Group has put in place appropriate recruitment and selection practices such that a diverse range of candidates will be considered.

CORPORATE GOVERNANCE FUNCTION

The Board recognises that corporate governance should be the collective responsibility of Directors which include:

• to formulate and review the Company's policies and practices on corporate governance and make recommendations to the Board;

• to review and monitor the training and continuous professional development of Directors and senior management;

• to review and monitor the Company's policies and practices on compliance with legal and regulatory requirements;

• to formulate, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors; and

• to review the Company's compliance with the Listing Rules and disclosure in the Corporate Governance Report.

JOINT COMPANY SECRETARIES

On March 20, 2025, Ms. Wendy Shu Sun ("**Ms. Sun**") was appointed as a joint company secretary of the Company with effect from March 20, 2025.

Ms. Sun and Ms. So Ka Man ("**Ms. So**") are the joint company secretaries of the Company. The primary responsibilities of the joint company secretaries include supporting the Board in business transactions, ensuring good communication and flow of information within the Board and the compliance of the policies and procedures of the Board, advising the Board on governance matters, assisting newly appointed Director to his/her new position and overseeing the trainings and continuous professional development of the Directors. Ms. So is a director of corporate services of Tricor Services Limited, an external services provider, her primary contact person at the Company is Ms. Sun. According to Rule 3.29 of the Listing Rules, each of the joint company secretaries has confirmed that they have taken no less than 15 hours of professional trainings to update their skills and knowledge for the year ended December 31, 2025.

The biographical details of Ms. Sun and Ms. So are set out in the section headed "Profile of Directors and Senior Management" of this annual report.

AUDITORS

The financial statements contained in this annual report have been audited by KPMG. The remuneration paid/payable to the external auditors of the Company in respect of audit services and non-audit services for the year ended December 31, 2025 is set out below:

Service fees	Amount (US$'000)
Annual audit fee:	1,093.94
Non-audit services	205.06
Total	1,298.99

Audit fees include fees for the audit of our annual financial statements and services that are normally provided by our principal external auditors in connection with statutory and regulatory filings or other engagements for the Year, while the non-audit service fees include service fees for tax related services and system and organization controls (SOC) reporting service. The statement of the external auditors of the Company about its reporting responsibilities for the consolidated financial statements is set out in the independent auditors report of this annual report on pages 93 to 97.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board acknowledges its responsibilities for maintaining sound and effective internal controls and risk management system to safeguard the Shareholders' investment and the Group's assets at all times. The Group maintains internal manuals setting out operating procedures, internal control procedures and other policies and guidelines. The Group also adopted and implemented comprehensive risk management policies in various aspects of our business operations, such as IT, financial reporting, compliance, and human resources.

During the Year, the Company had complied with the requirements under the code provisions of the CG Code relating to risk management and internal control. The Company has established an internal audit mechanism for risk management, which is also an internal control monitoring and evaluation mechanism for monitoring and evaluating risk management and internal control.

The Company has established legal & risk management department under finance operation center with policies in relation contract management and compliance management. The legal & risk management department is primarily responsible for the comprehensive and centralized management of contracts with the power to guide and supervise the drafting, execution, consummation and management of contracts. Through interviews and questionnaires, the internal audit team under finance operation center of the Company, who reports to the Audit Committee, conducted independent risk assessment regularly to identify risks that potentially impact the business of the Group and various aspects including strategic risks, financial risks, market risks, operation risks, legal risks and so on. The management, in coordination with division/department heads, assessed the likelihood of risk occurrence, the impact, the vulnerability and the velocity. Also they provided treatment plans, and monitored the risk management progress. The internal audit team of the Company is responsible for performing independent review of the adequacy and effectiveness of the risk management and internal control systems. The internal audit team of the Company examined key issues in relation to the accounting practices and all material controls, provided its findings and recommendations for improvement to auditees and report the remediation periodically to the Audit Committee. The Board, as supported by the Audit Committee, reviewed the risk management and internal control systems, including the financial, operational and compliance controls periodically and considered such systems are effective and adequate.

The Board confirms that it is responsible for the Group's risk management and internal control systems and regularly reviews the effectiveness of such systems; acknowledges that such risk management and internal control systems are designed to manage the risks associated with the achievement of business objectives but not to eliminate the risk of failure to achieve business objectives; and can only make reasonable rather than absolute assurance that no material misstatement or loss will result. A review of the effectiveness of the Group's risk management and internal control systems, including financial, operation and compliance controls, will be conducted by the Board at least annually.

The Board is of the view that the Group's risk management and internal control systems were effective and adequate for the year ended December 31, 2025.

The Group takes a zero-tolerance approach to any violation of laws and regulations or improper behaviour in commercial activities in order to create a healthy and ethical culture. In terms of anti-bribery and anti-corruption, we formulated policies and procedures, established the compliance and fraud investigation department and an anti-corruption management structure with clear responsibilities, and continued to enhance integrity awareness. Meanwhile, we have established whistleblowing channels and whistle-blower protection policy. Our anti-corruption awareness promotion covers our entire employee population and all members of our Board.

DISCLOSURE OF INSIDE INFORMATION

The Company has put in place an internal policy for the handling and disclosure of inside information in compliance with the SFO. The internal policy sets out the procedures and internal controls for the handling and dissemination of inside information in a timely manner and provides the Directors, senior management and relevant employees a general guide in monitoring information disclosure and responding to enquiries.

Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

DIVIDEND POLICY

The Company has adopted the dividend policy which sets out guidelines for the Board to determine (i) whether dividends are to be declared and paid; and (ii) the level of dividend to be paid to the shareholders of the Company. The dividend policy aims to allow the Shareholders to participate in the Company's profits whilst to retain adequate reserves for future growth. Declaration of the dividends is subject to the discretion of our Directors, depending on among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. There is no assurance that dividends will be declared and paid in the amount set out in any plan of the Board or at all. As we are a holding company incorporated under the laws of the Cayman Islands, the payment and amount of any future dividends will also depend on the availability of dividends received from our subsidiaries. Our shareholders may approve, in a general meeting, any declaration of dividends, which must not exceed the amount recommended by our Board.

SHAREHOLDERS' RIGHTS

The Company believes that effective communication with Shareholder is essential to enhance investor relations and to keep investors informed of the Group's business performance and strategies. The Company has established various and a wide range of communication channels with Shareholders, including general meeting, annual results and interim results, annual and interim reports, announcements and circulars and performance conference. To facilitate the communication between the Company and investors, the Company holds meetings, briefings and roadshows with investors and analysts from time to time. Shareholders may make enquiries with the Company through channels mentioned below and provide comments and recommendations to the Directors or managements at any time. Upon receipt of written enquiries from Shareholders, the Company will make actual responses to the Shareholders as soon as possible.

In addition, the Company updates its website from time to time to keep the Shareholders update of the recent development of the Company. The Company endeavours to maintain an ongoing dialogue with Shareholders. At the annual general meeting, the Directors (or their delegates as appropriate) will be available to meet with the Shareholders and answer their enquiries.

During the Year, all corporate communications and regulatory announcements were published by the Company on its website, the website of the Stock Exchange and the website of the SEC in a timely manner. The Board has reviewed the implementation and effectiveness of the shareholders communication policy, including the various communication channels available for Shareholders, and considered that the shareholders communication policy is effective during the Year.

Procedures for Shareholders to convene an extraordinary general meeting

According to Articles 19.4 to 19.6 of the Articles of Association, general meetings can be convened on the written requisition of any members holding at the date of deposit of the requisition in aggregate not less than one-tenth of the aggregate number of votes attaching to all issued and outstanding shares of the Company, on a one vote per share basis, that carries the right of voting at general meetings of the Company. The requisition must state the objects and the resolutions to be added to the agenda of the meeting and must be signed by the requisitionists and deposited at the Company's principal place of business (with a copy sent to the registered office), and may consist of several documents in like form each signed by one or more requisitionists. If within 21 days of such deposit the Directors fail to proceed to convene such meeting to be held within a further 21 days, the requisitionist(s) himself (themselves) , or any of them representing more than one half of the total voting rights of all of them, may convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the second said 21 day period.

Procedures and contact details for putting forward proposals at Shareholders' meeting

The annual general meeting and other general meetings provide an important opportunity for Shareholders to express their views and the Company encourages and promotes shareholder attendance and participation at general meetings.

The Board members, in particular, the chairman or his delegates, appropriate members of management team and external auditors of the Company will attend annual general meetings to answer Shareholders' questions.

Shareholders attending the annual general meeting and other general meetings are allowed to have a reasonable opportunity to ask questions regarding the items on the meeting agenda, including but not limiting to questions to the external auditor regarding the conduct of the audit and the preparation and content of the auditor's report.

Procedures for putting forward enquiries to the Board

If you have any query in connection with your shareholdings, please write to or contact the Company's Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at:

Address: 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong
Tel: (852) 2862 8555
Fax: (852) 2865 0990/(852) 2529 6087
Website: https://www.computershare.com

To contact the Company in relation to your query about the Company, the contact details are as follows:

Address: Room 1928, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong
Fax: (852) 3585 2500
Email: ir@baozun.com
(For the attention of the Board of Directors, Baozun Inc.)

Note: The Company will not normally deal with verbal or anonymous queries.

INVESTOR RELATIONS AND COMMUNICATIONS

The Company has set up a company website at www.baozun.com and investor relations website at ir.baozun. com as channels to promote communication, publishing announcements, financial information and other relevant information of the Company. Shareholders are welcome to make enquiries directly to the Company at its principal place of business in Hong Kong. The Company will deal with all enquiries in a timely and appropriate manner. The Company is of the view that the communication between the Company and the Shareholders remained effective during the Year.

MEMORANDUM AND ARTICLES OF ASSOCIATION

On April 23, 2025, the Board proposed (a) to make certain amendments to the Articles of Association for the purpose of, inter alia, (i) bringing the Articles of Association in line with the Core Shareholder Protection Standards set out in Appendix A1 of the Listing Rules which require, among others, the holding of general meetings which shareholders can attend virtually with the use of technology and cast votes by electronic means, and (ii) making other house-keeping amendments to clarify, update and/or modify certain provisions of the Articles of Association in accordance with, or to better align with the applicable laws (collectively, the "**Proposed Articles Amendments**"); and (b) to adopt the Seventh Amended and Restated Memorandum and Articles of Association incorporating and consolidating all the Proposed Articles Amendments. The Proposed Articles Amendments and the adoption of the Seventh Amended and Restated Memorandum and Articles of Association have been approved by the Shareholders at the annual general meeting of the Company held on June 18, 2025

Save as disclosed above, there was no change in the Company's memorandum and articles of association during the Year. The Company's Memorandum and Articles of Association are available on the website of the Company (www.baozun.com) and that of the Stock Exchange.

The Board is pleased to present the annual report together with the audited consolidated financial statements of the Group for the year ended December 31, 2025.

PRINCIPAL ACTIVITIES

The Group is principally engaged to provide its customers with end-to-end e-commerce solutions including but not limited to the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

The activities and particulars of the Group are shown under note 1 to the consolidated financial statements in this annual report. An analysis of the Group's revenue for the year by principal activities is set out in the section headed "Management Discussion and Analysis" in this annual report and note 3 to the consolidated financial statements.

RESULTS

The consolidated results of the Group for the year ended December 31, 2025 are set out on pages 98 to 107 of this annual report.

FINAL DIVIDEND

The Board did not recommend the payment of any final dividend for the year ended December 31, 2025 (2024: Nil). There is no arrangement under which a Shareholder has waived or agreed to waive any dividend.

BUSINESS REVIEW

A review of the Group's business during the year ended December 31, 2025, which includes a discussion of the principal risks and uncertainties facing by the Group, an analysis of the Group's performance using financial key performance indicators, particulars of important events affecting the Group during the year, and an indication of likely future developments in the Group's business, could be found in the sections headed "Chairman's Statement", "Management Discussion and Analysis" and "Corporate Governance Report" in this annual report. The review and discussion form part of this directors' report.

PRINCIPAL RISKS AND UNCERTAINTY

The Group's financial condition, results of operations, businesses and prospects may be affected by a number of risks and uncertainties. The followings are the key risks and uncertainties identified by the Group. A full profile of the risks and uncertainties faced and identified by the Group is set out of in the Form 20-F of the Company for the year ended December 31, 2025 filed with the Securities and Exchange Commission. There may be other risks and uncertainties which are not currently known to the Group or which may not be material now but could turn out to be material in the future.

If the e-commerce market in China does not grow, or grows more slowly than we expect, demand for our services and solutions could be adversely affected.

Continued demand from our existing and potential future brand partners to use our services and solutions depends on whether e-commerce will continue to be widely accepted. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

- the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

- the trust and confidence level of online retail consumers in China, as well as changes in consumers' demographics, tastes and preferences;

- whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

- the development of fulfillment, payment and other ancillary services associated with online purchases.

If consumer utilization of e-commerce channels in China does not grow or grows more slowly than we expect, demand for our services and solutions would be adversely affected, our revenues would be negatively impacted and our ability to pursue our growth strategy would be compromised.

If the complexities and challenges faced by brand partners seeking to sell online diminish, or if our brand partners increase their in-house e-commerce capabilities as an alternative to our solutions and services, demand for our solutions and services could be adversely affected.

One of the key attractions of our solutions and services to brand partners is our ability to help address the complexities and difficulties they face in the e-commerce market in China. If the level of such complexities and difficulties declines as a result of changes in the e-commerce landscape or otherwise, or if our brand partners choose to increase their in-house support capabilities as an alternative to our e-commerce solutions and services, our solutions and services may become less important or attractive to our brand partners, and demand for our solutions and services may decline.

Our success is tied to the success of our existing and future brand partners for which we operate their brand e-commerce business.

Our success is substantially dependent upon the success of our brand partners. As we continue to expand and optimize our brand partner base, our future success will also be tied to the success of our future brand partners. We cannot assure you that our efforts to attract new brand partners and other customers and optimize our brand partner base will be successful. If such efforts fail, it may have a material adverse impact on our business performance or results of operation. The retail business in China is intensely competitive. If our brand partners were to experience any significant decline in their online sales due to any reason, such as newly identified quality or safety issues or decreased popularity of their products, or if they were to have any financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products decrease for any other reason, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our brand partners' product sales, marketing, brands or retail stores are not successful or if our brand partners reduce their marketing efforts.

If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.

We provide brand e-commerce service to brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. These contracts may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners' renewal rates may decline or fluctuate due to factors such as level of satisfaction with our services and solutions and our fees and charges, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues "related to" these brand partners in order to assess our overall business relationship with them. Some of our brand partners also contributed substantially to our total GMV while our net revenues related to them were less significant as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us, and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

Some of our contracts with existing brand partners were based on standard forms proposed by such brand partners that contain non-compete provisions prohibiting us from selling products of, or providing similar services to, competitors of such brand partners. Such provision has restricted and may continue to restrict the development and expansion of our business with some of our brand partners. As our business further expands, we may engage in business with multiple brand partners that may be in competition with each other and may be subject to similar non-compete restrictions requested from other existing brand partners or future brand partners. We cannot assure you that we will not be found to be in breach of such non-compete provisions with our existing or future brand partners if any of our brand partners brings claims against us for breach of such provisions. If any such claim is brought against us and we are found to be in breach of any non-compete provision, we may be subject to potential liabilities and penalties for breach of contracts, including but not limited to liquidated damages and forfeiture of sales bonuses, and our brand partners may decide to terminate their contracts with us, which may cause us to lose revenue. As a result of such potential breach, our reputation, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain our relationships with e-commerce channels or adapt ourselves to emerging e-commerce channels, or if e-commerce channels otherwise curtail or inhibit our ability to integrate our solutions with their channels, our solutions would be less appealing to existing and potential brand partners.

We generate a substantial majority of our revenues from the solutions we provide on e-commerce channels, including marketplaces, social media and other emerging e-commerce channels. These e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our solutions with their channels. We have annual platform service agreements with major online marketplaces, which may not be renewed in the future.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners' ability to use our solutions to sell their products on those channels, or may adversely affect the amount of GMV that our partners can sell on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide to acquire capabilities that would allow them to compete with us. If we are unable to adapt to new e-commerce channels as they emerge, our solutions may be less attractive to our partners. Any of these developments could have a material adverse effect on our results of operations.

Our growth and profitability depend on the overall economic and political conditions and level of consumer confidence and spending in China.

Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. For example, changes to trade policies, treaties and tariffs in China, or the perception that these changes could occur, could adversely affect the financial and economic conditions in China, as well as our financial condition and results of operations. The U.S.-China trade tension may impact tariff of products imported by our brand partners, which could impact the pricing of their products and in turn adversely affect our business, financial condition, and results of operations.

In addition, the retail industry is highly sensitive to general economic changes. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including trade disputes, political turmoil or social instability, may also adversely affect consumer confidence and spending, which could in turn adversely affect our business, financial condition, and results of operations.

Risks in Relation to Financial Statements

The Group's activities expose it to a variety of risks in relation to the financial statements. For details, please refer to notes 2(b) and 2(e) to the consolidated financial statements.

KEY RELATIONSHIPS WITH EMPLOYEES, CUSTOMERS, SUPPLIERS AND OTHER STAKEHOLDERS

The Group recognizes the importance of talents for sustainable business growth and competitive advantages. We believe that our success depends on our ability to attract, retain and motivate qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the e-commerce industry. We strive to provide our employees with comprehensive social benefits, a diverse work environment and a wide range of career and leadership development and training opportunities. More details of our relationship with employees are set out in the section headed "Human Resources" in this annual report.

Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model and our customers under the service fee model and consignment model. The Group strives to help address the complexities and difficulties our brand partners face in the e-commerce market in China. More details could be found in the section headed "Major Customers and Suppliers" in this annual report.

The Board believes effective communication and timely information disclosure builds the Shareholders' and investors' confidence, and also facilities the flow of constructive feedback that are beneficial for investor relations and future corporate development. For more details, please refer to the section headed "Corporate Governance Report" in this annual report.

FINANCIAL SUMMARY

A summary of the published results and assets, liabilities and non-controlling interests of the Group for the last five financial years is set out on page 180 of this annual report. This summary does not form part of the audited consolidated financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

During the Year, the Group's largest customer accounted for 9.1% of the Group's total revenue while the Group's five largest customers accounted for 19.4% of the Group's total revenue.

During the Year, the Group's largest supplier accounted for 20.4% of the Group's total purchase while the Group's five largest suppliers accounted for 47.0% of the Group's total purchase.

At no time during the year ended December 31, 2025 have the Directors, their associates or any Shareholder (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in the top five customers and suppliers.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property and equipment of the Group during the year ended December 31, 2025 are set out in note 7 to the consolidated financial statements.

SHARE CAPITAL

Details of the movements in share capital of the Company during the year ended December 31, 2025 are set out in the consolidated statements of changes in shareholders' equity and note 20 to the consolidated financial statements. For the year ended December 31, 2025, save for the Awards granted by the Company pursuant to the Share Incentive Plans, the Company and its subsidiaries have not issued or granted any convertible securities, options, awards, warrants or other similar rights. The Company did not issue equity securities in consideration of cash.

RESERVES

Details of the movement in the reserves of the Group and of the Company during the year ended December 31, 2025 are set out in the consolidated statements of changes in shareholders' equity and note 26 to the consolidated financial statements, respectively.

DISTRIBUTABLE RESERVES

As of December 31, 2025, the Company's distributable reserves were RMB5,257.5 million.

BORROWINGS

As of December 31, 2025, the Company had short-term loans of approximately RMB1,207.8 million (US$172.7 million) (December 31, 2024: RMB1,221.0 million), all of which was short-term bank borrowings (December 31, 2024: RMB1,221.0 million).

DIRECTORS

The Directors during the year ended December 31, 2025 and up to the date of this annual report were as follow:

Directors

Mr. Vincent Wenbin Qiu *(Founder, Chairman and Chief Executive Officer)*
Mr. Junhua Wu *(Co-founder and Chief Strategy Officer)*
Dr. Jun Wang
Ms. Bin Yu
Mr. Satoshi Okada *(resigned on December 31, 2025 due to other personal developments)*

Independent Directors

Mr. Yiu Pong Chan
Mr. Steve Hsien-Chieng Hsia
Mr. Benjamin Changqing Ye

BIOGRAPHICAL DETAILS OF THE DIRECTORS AND THE SENIOR MANAGEMENT

Biographical details of the Directors and the senior management of the Group are set out on pages 30 to 34 in the section headed "Profile of Directors and Senior Management" to this annual report.

Saved as disclosed in this annual report, as of the date of this annual report, the Directors confirmed that no information is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules and none of the Directors or senior management had any relationship with any other Directors or senior management.

CONFIRMATION OF INDEPENDENCE OF INDEPENDENT DIRECTORS

The Company has received an annual confirmation of independence from each of the independent Directors and the Company considers such Directors to be independent during the year ended December 31, 2025 and remain so as of the date of this annual report.

DIRECTORS' RE-ELECTION AND RELEVANT DIRECTORS' SERVICE CONTRACTS

Pursuant to code provision B.2.2 of the CG Code, every director should be subject to retirement by rotation at least once every three years. Details of the Directors to be re-elected at the AGM will be set out in the circular to be sent to Shareholders.

Each of the independent Directors has entered into a director agreement with the Company for a term of three years, which may be terminated by prior notice in writing served by either party on the other. Such appointments of the independent Directors are subject to the provisions of retirement and rotation of Directors under the Articles of Association, the Listing Rules and the CG Code.

None of the Directors, being proposed for re-election at the AGM, has entered into any unexpired service contract with the Company or any of its subsidiaries which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Group was entered into or in existence as of the end of the Year or at any time during the Year.

PERMITTED INDEMNITY PROVISION

Pursuant to the Articles of Association, a permitted indemnity provision for the benefit of the Directors is currently in force and was in force throughout the Year. The Company has purchased the Directors' and Officers' Liability Insurance to provide protection against claims arising from the lawful discharge of duties by the Directors.

CHARITABLE DONATIONS

During the year ended December 31, 2025, the Group made charitable donations amounting to approximately RMB0.4 million.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The Company has put in place remuneration policy to determine the remuneration packages of Directors and senior management. The objective of remunerating the Directors and senior management is to ensure that there is an appropriate level of remuneration to attract and retain experienced people of high calibre to oversee the Group's business and development.

The remuneration of Directors and senior management is determined with reference to the skills and knowledge of the Directors and senior management, their job responsibilities and level of involvement in the Group's affairs, the performance and profitability as well as remuneration benchmark in the industry and the prevailing market conditions. Remuneration typically comprises cash compensation and benefits, and equity-based grants.

Details of the emoluments of the Directors and chief executive and the respective remuneration of the five highest paid individuals for the year ended December 31, 2025 are set out in notes 15 and 16 to the consolidated financial statements.

The remuneration payable to members of senior management by band for the year ended December 31, 2025 is set out below:

Remuneration level (RMB)	Number of persons
0 – 5,500,000	1
5,500,001 – 6,500,000	–
Above 6,500,001	–

For the year ended December 31, 2025, no emoluments were paid by the Group to any Director, any past Directors, or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office. None of the Directors has waived or agreed to waive any emoluments for the year ended December 31, 2025.

HUMAN RESOURCES

The Group had 6,762 full-time employees as of December 31, 2025, as compared to 7,650 full-time employees as of December 31, 2024. As part of our human resources strategy, we typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and restricted share units according to our share incentive plans, all of which are determined with reference to their experience, qualifications and general market conditions. The emolument policy for the employees of the Group is set up by the Board on the basis of their merit, qualification and competence.

We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs. In 2023, we further upgraded Baozun College by incorporating comprehensive practical training programs, each meticulously tailored to suit the varying skill levels of our employees. Furthermore, we launched the Baozun Young Talent Program, an initiative aimed at nurturing emerging talent. In 2024, we elevated Baozun College, and upgraded into Baozun Capability Development Center by incorporating comprehensive practical training programs, each meticulously tailored to suit the varying skill levels of our employees. In 2025, the Company received multiple authoritative industry recognitions, including "2025 Model Employer" and "51job 2025 Outstanding Employer". We also won the "Best Innovative Employee Experience Program" award and the "Best Employer Branding Award" at the Employer Branding Creativity Competition, and were selected for the "China-Europe Best Company Event", fully demonstrating our outstanding performance in employee experience, talent development, and employer influence.

EMPLOYEE INCENTIVE PLANS

1. 2014 Plan

The Company adopted the 2014 Plan on May 30, 2014 and subsequently terminated on November 1, 2022.

a. *Purpose*

The purpose of the 2014 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the members of the Board, Employees, and Consultants to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders. The 2014 Plan is further intended to provide flexibility to the Company and other Service Recipients in their ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

b.   Participants

Eligible individuals shall include Employee, a Consultant or a Non-Employee Director, as determined by the Board; provided, however, that Awards shall not be granted to Consultants or Non-Employee Directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

c.   Type of Awards

The type of Awards consists of, among others, options (the "**Option(s)**"), restricted share awards, restricted share units, dividend equivalents awards, deferred share awards, share payment awards and share appreciation rights (the "**Share Appreciation Right(s)**").

d.   Maximum number of Shares available for issue

The 2014 Plan was terminated with effect from November 1, 2022 and no new Awards (including Options) shall be granted, however, the 2014 Plan continues to govern all Awards (including Options) granted prior to November 1, 2022.

As at the date of this annual report, a total number of 70,335 Shares were available for issue pursuant to Awards (including Options) granted under the 2014 Plan, representing 0.04% of the issued and outstanding Shares (excluding treasury shares).

e.   Maximum entitlement of each participant

There was no maximum entitlement for each participant under the 2014 Plan prior to its termination. However, none of the grantee was granted with Awards which would result in the Shares issued or to be issued in respect of all Awards granted to such individual under the 2014 Plan (excluding any Awards that have been forfeited or lapsed in accordance with the terms of the 2014 Plan) in the 12-month period up to and including the date of such grant representing in the aggregate more than 1% of the Shares of the Company issued as of the date of grant.

f.   Term

The term of any Option and Share Appreciation Right granted under the 2014 Plan must not exceed ten (10) years.

g.   Vesting

The administrator of the 2014 Plan determines the vesting schedules.

h.   Exercise price and basis of determining the exercise price

The exercise price per Share or ADS subject to an Option and a Share Appreciation Right shall be determined by the administrator of the 2014 Plan and set forth in the award agreement which may be a fixed or variable price related to the fair market value (the "**Fair Market Value**") of the Shares or ADS, as applicable, and shall in any event be not less than the par value of the Share.

Details of the grantees and movements of the Options under the 2014 Plan during the year ended December 31, 2025 are as follows:

Categories of Grantee	Balance as of January 1, 2025	Exercise price (US$/Share)	Date of grant	Exercised during the Year	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the options have been exercised (US$)	Lapsed during the Year	Balance as of December 31, 2025
Employee participants							
1. Director							
Ms. Bin Yu [3]	35,000	0.0001	May 21, 2015	34,998	2.88	2	—
2. Other Employees							
Employees other than the Directors	71,800	1.5000	February 6, 2015	—	—	1,465	70,335
Total	**106,800**			**34,998**		**1,467**	**70,335**

Notes:

(1) All the options granted under the 2014 Plan have been vested prior to January 1, 2025 and have an exercise period of ten years from the respective date of grant.

(2) No option was granted or cancelled under the 2014 Plan during the Year.

(3) Ms. Bin Yu resigned as an independent Director with effect from May 11, 2023 and joined the Company as a consultant in May 2023, and has rejoined as a Director since June 14, 2024.

For further details of the 2014 Plan, please refer to "Directors, senior management and employees – Compensation – 2014 Share Incentive Plan and 2015 Share Incentive Plan" of the Prospectus.

2.   **2015 Plan**

The Company adopted the 2015 Plan on May 5, 2015 and subsequently terminated on November 1, 2022.

a.   *Purpose*

The purpose of the 2015 Plan was to promote the success and enhance the value of the Company by linking the personal interests of the members of the Board, Employees, and Consultants to those of the Company's shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company's shareholders. The 2015 Plan is further intended to provide flexibility to the Company and other Service Recipients in their ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

b.   *Participants*

Eligible individuals shall include Employees, Consultants or a Non-Employee Directors, as determined by the administrator of the 2015 Plan; provided, however, that Awards shall not be granted to Consultants or Non-Employee Directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

c.   *Type of Awards*

The type of Awards consists of, among others, Options, restricted share awards, restricted share units, dividend equivalents awards, deferred share awards, share payment awards and Share Appreciation Rights.

d.   *Maximum number of Shares available for issue*

The 2015 Plan was terminated with effect from November 1, 2022 and no new Awards (including Options) shall be granted, however, the 2015 Plan continues to govern all Awards (including Options) granted prior to November 1, 2022.

As at the date of this annual report, a total number of 25,200 Shares were available for issue pursuant to Awards (including Options) granted under the 2015 Plan, representing 0.01% of the issued and outstanding Shares (excluding treasury shares).

e. Maximum entitlement of each participant

There was no maximum entitlement for each participant under the 2015 Plan prior to its termination. However, none of the grantee was granted with Awards which would result in the Shares issued or to be issued in respect of all Awards granted to such individual under the 2015 Plan (excluding any Awards that have been forfeited or lapsed in accordance with the terms of the 2015 Plan) in the 12-month period up to and including the date of such grant representing in the aggregate more than 1% of the Shares of the Company issued as of the date of grant.

f. Term

The term of any Option and Share Appreciation Right granted under the 2015 Plan must not exceed ten (10) years.

g. Vesting

The administrator of the 2015 Plan determines the vesting schedules.

h. Exercise price and basis of determining the exercise price

The exercise price per Share or ADS subject to an Option and a Share Appreciation Right shall be determined by the administrator of the 2015 Plan and set forth in the award agreement which may be a fixed or variable price related to the Fair Market Value, as applicable, and shall in any event be not less than the par value of the Share.

Details of the grantees and movements of the restricted share units (the "**RSUs**") under the 2015 Plan during the year ended December 31, 2025 are as follows:

Categories of Grantee	Balance as of January 1, 2025 (Class A ordinary shares)	Date of grant	Granted during the Year[3] (Class A ordinary shares)	Vested during the Year (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the Year (Class A ordinary shares)	Balance as of December 31, 2025 (Class A ordinary shares)
1. Directors							
Mr. Junhua Wu[5]	130,500	August 20, 2021	—	130,500	2.88	—	—
Ms. Bin Yu[6]	5,043	August 20, 2021	—	5,043	2.88	—	—
Mr. Steve Hsien-Chieng Hsia	5,043	August 20, 2021	—	5,043	2.88	—	—
Mr. Yiu Pong Chan	5,043	August 20, 2021	—	5,043	2.88	—	—
Mr. Benjamin Changqing Ye	5,043	August 20, 2021	—	5,043	2.88	—	—
Sub-total	150,672		—	150,672		—	—

Categories of Grantee	Balance as of January 1, 2025 (Class A ordinary shares)	Date of grant	Granted during the Year[3] (Class A ordinary shares)	Vested during the Year (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the Year (Class A ordinary shares)	Balance as of December 31, 2025 (Class A ordinary shares)
2. Other Employees							
	76,050	March 20, 2021	—	76,050	3.50	—	—
	23,850	September 15, 2021	—	23,850	4.77	—	—
	3,600	November 1, 2021	—	3,600	3.28	—	—
	50,400	April 1, 2022	—	25,200	2.73	—	25,200
Sub-total	153,900		—	128,700		—	25,200
Total	304,572		—	279,372		—	25,200

Notes:

(1)   The RSUs were vested as ADSs, thus the weighted average closing prices were calculated with closing prices of the ADSs as of the respective dates.

(2)   Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective grantees being met, as of December 31, 2025, 25,200 unvested RSUs shall vest on April 1, 2026. All of the RSUs granted have an exercise period of ten years from the respective date of grant. The grantees are not required to pay any purchase price for the Class A ordinary shares issuable under the RSUs.

(3)   No RSU was granted or cancelled under the 2015 Plan during the Year.

(4)   Save as disclosed above, the RSUs are not subject to any other exercising conditions, purchase price or performance targets.

(5)   The awards were granted to Casvendino Holdings Limited, a company wholly owned by Mr. Junhua Wu.

(6)   Ms. Bin Yu resigned as an independent Director with effect from May 11, 2023 and joined the Company as a consultant in May 2023, and has rejoined as a Director since June 14, 2024.

For further details of the 2015 Plan, please refer to "Directors, senior management and employees – Compensation – 2014 Share Incentive Plan and 2015 Share Incentive Plan" of the Prospectus.

3.   2022 Plan

The Company adopted the 2022 Plan by way of ordinary resolution passed by the Shareholders with effect from November 1, 2022.

a.   Purpose

The purpose of the 2022 Plan are to (a) promote the success and enhance the value of the Company by linking the personal interests of the members of the Board, Employees and Service Providers to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders; and (b) provide flexibility to the Company and other Service Recipients in their ability to motivate, attract, and retain the services of members of the Board, Employees, and Service Providers upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

b.   Participants

Eligible individuals shall include (a) any Employees, Directors or other directors of a Service Recipient (excluding Related Entity), and persons who are expected to become Employees, Directors or other directors of a Service Recipient (excluding Related Entity); (b) any Employees or directors of a Related Entity, and persons who are expected to become Employees or directors of a Related Entity (the "**Related Entity Participants**"); (c) any Service Providers of the Company or a subsidiary, and persons who are expected to become Service Providers of the Company or a subsidiary, provided, however, that Awards shall not be granted to any consultant, independent contractor or agent or Non-Employee Director who are resident of any country in the European Union, and any other country which pursuant to applicable laws and rules does not allow grants to non-employees.

c.   Type of Awards

The type of Awards consists of Options, Share Appreciation Rights, restricted share unit awards, restricted share awards, dividend equivalent awards, deferred share awards and share payment awards.

No consideration is payable on acceptance of each grant of Options or Awards, and there is no period within which payments or calls must or may be made or loans for such purposes must be repaid.

d. Maximum number of Shares available for issue

(a) Scheme mandate limit

Subject to any adjustments by the Board, the maximum number of Shares in respect of all Awards which may be granted under the 2022 Plan (the "**Scheme Mandate Limit**") shall not exceed 10% of the total number of Shares outstanding as of the date of approval of the 2022 Plan by the Shareholders, i.e. 17,488,424 Class A ordinary shares (approximately 10.03% and 10.03% of the issued and outstanding Shares (excluding treasury shares) as of December 31, 2025 and the date of this annual report, respectively).

(b) Service provider sublimit

Within the Scheme Mandate Limit, the maximum number of Shares that may be issued in respect of all Awards granted to Service Providers under the 2022 Plan shall not exceed 3% of the Scheme Mandate Limit (the "**Service Provider Sublimit**"), i.e. 524,652 Class A ordinary shares (approximately 0.30% and 0.30% of the issued and outstanding Shares (excluding treasury shares) as of December 31, 2025 and the date of this annual report, respectively), and shall be subject to any other requirements imposed under applicable laws and rules.

As of January 1, 2025, awards representing 5,241,446 Class A ordinary shares were available for grant under the 2022 Plan, within which, awards representing 524,652 Class A ordinary shares were available for grant to the Service Providers. As of December 31, 2025, awards representing 6,317,126 Class A ordinary shares were available for grant under the 2022 Plan, within which, awards representing 524,652 Class A ordinary shares were available for grant to the Service Providers.

As at the date of this annual report, the total number of Shares available for issue under the 2022 Plan is 7,305,176 Shares, representing approximately 4.19% of the issued and outstanding Shares (excluding treasury shares).

e. Maximum entitlement of each participant

To the extent any grant of an Award to an eligible individual would result in the Shares issued or to be issued in respect of all Awards granted to such individual under the 2022 Plan or other share schemes of the Company (excluding any Awards that have been forfeited or lapsed in accordance with the terms of the Plan) in the 12-month period up to and including the date of such grant representing in the aggregate more than the limit set out in the Listing Rules (which is currently 1% of the Shares of the Company issued as of such date), such grant must be separately approved by the shareholders of the Company with such individual and his/her close associates (or associates if such individual is a connected person) abstaining from voting in accordance with the Listing Rules.

f. Term/exercise period

The term of any Option and Share Appreciation Right granted under the 2022 Plan must not exceed ten (10) years.

g. Vesting

The administrator of the 2022 Plan determines the vesting schedules, provided that Awards granted under the 2022 Plan (other than cash-based awards) shall vest no earlier than the first anniversary of the date on which the Award is granted.

h. Exercise price and basis of determining the exercise price

The exercise price per Share or ADS subject to an Option and a Share Appreciation Right shall be determined by the administrator of the 2022 Plan and set forth in the award agreement which may be a fixed or variable price related to the Fair Market Value, as applicable, and shall in any event be not less than the par value of the Share; provided, however, that the exercise price shall not be less than the higher of (i) the Fair Market Value of a Share or ADS, as applicable, on the date of grant (which must be a Nasdaq trading day) and (ii) the average Fair Market Value of a Share or ADS, as applicable, for the five Nasdaq trading days immediately preceding the date of grant (or, if greater, the par value of a Share on such date(s)).

i. *Duration*

The 2022 Plan is valid and effective from November 1, 2022 (the "**Effective Date**") and shall expire on the tenth anniversary of the Effective Date (unless terminated earlier by the Board), after which no further Awards shall be granted. Any Awards that are outstanding upon the termination of the 2022 Plan shall remain in force according to the terms of the 2022 Plan and the applicable award agreement. As of the date of this annual report, the remaining life of the 2022 Plan is approximately 6 years and 6 months.

Details of the participants and movements of the RSUs under the 2022 Plan during the year ended December 31, 2025 are as follows:

Categories of Grantee	Balance as of January 1, 2025 (Class A ordinary shares)	Date of grant	Granted during the Year (Class A ordinary shares)	Vested during the Year (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the Year (Class A ordinary shares)	Cancelled during the Year (Class A ordinary shares)	Balance as of December 31, 2025 (Class A ordinary shares)
Employee participants								
1. Director								
Mr. Vincent Wenbin Qiu	810,000	April 1, 2023	—	405,000	2.86	—	—	405,000
2. Other Employees								
Employees other than the Directors								
	1,650,780	December 2, 2022	—	330,750	2.89	1,016,280	—	303,750
	91,800	December 2, 2022	—	45,900	2.85	—	—	45,900
	96,900	April 1, 2023	—	28,500	2.73	16,200	—	52,200
	22,950	November 24, 2023	—	6,750	3.73	—	—	16,200
	187,200	April 2, 2024	—	10,350	2.76	118,200	—	58,650
	108,000	November 25, 2024	—	8,100	2.92	54,000	—	45,900
	0	September 2, 2025	129,000	—	—	—	—	129,000
Sub-total	2,157,630		129,000	430,350		1,204,680	—	651,600
Total	2,967,630		129,000	835,350		1,204,680	—	1,056,600

Notes:

(1) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 3,966,300 RSUs granted on December 2, 2022, (i) for 3,531,300 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on December 2, 2023, 2024, 2025 and 2026, respectively; (ii) for 186,000 RSUs, all RSUs shall vest on February 1, 2023; (iii) for 150,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on June 1, 2023, 2024, 2025 and 2026, respectively; (iv) for 45,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on August 1, 2023, 2024, 2025 and 2026, respectively; and (v) for 54,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on September 1, 2023, 2024, 2025 and 2026, respectively.

(2) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 5,330,463 RSUs granted on April 1, 2023, (i) for 1,350,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on December 1, 2023, 2024, 2025 and 2026, respectively; (ii) for 402,984 RSUs, 50% each of the RSUs shall vest on October 1, 2023 and April 1, 2024, respectively; (iii) for 114,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on April 1, 2024, 2025, 2026 and 2027, respectively; (iv) for 2,618,487 RSUs, 50% each of the RSUs shall vest on October 1, 2023 and April 1, 2024, respectively; (v) for 135,000 RSUs, 50% each of the RSUs shall vest on December 1, 2023 and April 1, 2024, respectively; and (vi) for 709,992 RSUs, 100% of the RSUs shall vest on July 1, 2023.

(3) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 77,019 RSUs granted on November 24, 2023, (i) for 54,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on October 10, 2024, 2025, 2026 and 2027, respectively; (ii) for 23,019 RSUs, 100% of the RSUs shall be vested on October 10, 2024.

(4) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 3,472,806 RSUs granted on April 2, 2024, (i) for 187,200 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on April 2, 2025, 2026, 2027 and 2028, respectively; (ii) for 3,285,606 RSUs, 100% of the RSUs shall be vested on October 2, 2024.

(5) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, 15%, 25%, 30% and 30% of the 108,000 RSUs granted on November 25, 2024 shall be vested on November 25, 2025, 2026, 2027 and 2028, respectively.

(6) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, 129,000 RSUs granted on September 2, 2025 shall be vested on January 1, 2028. For further details of the grant of RSU, please refer to the announcement of the Company dated September 2, 2025.

(7) All of the RSUs granted have an exercise period of ten years from the respective date of grant. No options have been granted under 2022 Plan since its adoption.

(8) The grantees are not required to pay any purchase price for the Class A ordinary shares issuable under the RSUs granted under 2022 Plan.

(9) The closing price of the Shares as of September 1, 2025, being the trading day immediately before the date on which the RSUs were granted on September 2, 2025, was HK$8.50. The fair value of the RSU at the date of grant is HK$8.98. For the accounting standard and policy, please refer to note 2 and note 24 to the consolidated financial statements.

(10) Save as disclosed above, the RSUs are not subject to any other exercising conditions or performance targets.

In relation to the accounting standard and policy adopted and the estimated fair value of the RSUs granted under the 2022 Plan, please refer to note 2 and note 24 to the consolidated financial statements, respectively. For further details of the 2022 Plan, please refer to appendix IV of the circular of the Company dated October 5, 2022.

As of December 31, 2025, an aggregate of 129,000 Class A ordinary shares may be issued in respect of Awards granted under all Share Incentive Plans during the Year, representing 0.08% of the weighted average number of Class A ordinary shares in issue (excluding treasury shares) for the Year.

RETIREMENT BENEFITS SCHEME

The Group does not have any employee who is required to participate in the Mandatory Provident Fund in Hong Kong. However, as required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. As of December 31, 2025, no forfeited contribution under this retirement benefits scheme is available to reduce the contribution payable in future years.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SECURITIES

As of December 31, 2025, the interests or short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein; or (c) were required to be notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

Interest in Shares or underlying Shares of the Company

Name of Director	Nature of Interest	Number of Class A ordinary shares held[1]	Number of underlying Class A ordinary shares held[1]	Approximate percentage in the Class A ordinary shares[2]	Number of Class B ordinary shares held[1]	Approximate percentage in the Class B ordinary shares[3]
Mr. Vincent Wenbin Qiu	Beneficial owner	4,024,366 Shares (L)	405,000 Shares (L)[4]	2.54%	–	–
	Interest in controlled corporation	10 Shares (L)	–	0.00%	9,410,369 Shares (L)	70.75%
	Total	**4,024,376 Shares (L)**	**405,000 Shares (L)**	**2.54%**	**9,410,369 Shares (L)**	**70.75%**
Mr. Junhua Wu	Beneficial owner	46,752 Shares (L)	–	0.03%	–	–
	Interest in controlled corporation	2,764,707 Shares (L)	–	1.59%	3,890,369 Shares (L)	29.25%
	Total	**2,811,459 Shares (L)**	**–**	**1.61%**	**3,890,369 Shares (L)**	**29.25%**
Mr. Satoshi Okada (resigned on December 31, 2025)	Beneficial owner	50,001 Shares (L)	–	0.03%	–	–
Dr. Jun Wang	Interest in controlled corporation	26,469,422 Shares (L)[5]	–	15.19%	–	–
Ms. Bin Yu	Beneficial owner	51,807 Shares (L)	–	0.03%		
Mr. Yiu Pong Chan	Beneficial owner	16,809 Shares (L)	–	0.01%	–	–
Mr. Steve Hsien-Chieng Hsia	Beneficial owner	99,756 Shares (L)	–	0.06%	–	–
Mr. Benjamin Changqing Ye	Beneficial owner	51,809 Shares (L)	–	0.03%	–	–

Notes:

(1)   The letter "L" denotes the person's long position in the Shares.

(2)   As of December 31, 2025, there were 174,284,503 Class A ordinary shares in issue (including 13,268,625 treasury shares held by the Company).

(3)   As of December 31, 2025, there were 13,300,738 Class B ordinary shares in issue.

(4)   It represented restricted share units granted and unvested under the 2022 Plan.

(5)   It represented 26,469,422 Class A ordinary shares held by Champion Kerry Inc., which is 1% controlled by ACCF Capital Management PTE. LTD, which is in turn 100% controlled by JW Flashing Brilliant Limited, a company wholly owned by Dr. Jun Wang.

Interest in shares of associated corporation

Name of Director	Name of associated corporation	Nature of Interest	Number of shares held	Approximate percentage of control
Mr. Vincent Wenbin Qiu	Shanghai Zunyi Business Consulting Ltd.	Beneficial owner	—[1]	80.00%[2]
	Jesvinco Holdings Limited	Beneficial owner	50,000	100.00%
Mr. Junhua Wu	Casvendino Holdings Limited	Beneficial owner	50,000	100.00%

Notes:

(1)   As of December 31, 2025, the respective company has not issued any shares.

(2)   It represents interest in registered capital of the respective company.

Save as disclosed above and to the best knowledge of the Directors, as of December 31, 2025, none of the Directors or the chief executive of the Company has any interests and/or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

DEBENTURES

The Company did not issue any debentures for the year ended December 31, 2025.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Save as the arrangements in relation to our Share Incentive Plans and as disclosed in this annual report, at no time during the year ended December 31, 2025 were there any rights to acquire benefits by means of the purchase of Shares in or debentures of the Company granted to any Director or their respective spouse or children under 18 years of age, nor were there any such rights exercised by them. Also, there was no subsisting arrangement to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries is a party that would enable the Directors to acquire such rights in any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

So far as our Directors are aware, as of December 31, 2025, the following persons (other than the Directors or chief executive) had an interests or short positions in the Shares or underlying Shares of the Company as required in the register required to be kept under section 336 of the SFO:

Long Positions in Shares and Underlying Shares

Name of Shareholder	Nature of Interest	Number of Class A ordinary shares interested	Approximate percentage in the Class A ordinary shares[1]	Number of Class B ordinary shares interested	Approximate percentage in the Class B ordinary shares[2]
Jesvinco Holdings Limited	Beneficial owner	10 Shares (L)	0.00%	9,410,369 Shares (L)	70.75%
Casvendino Holdings Limited	Beneficial owner	2,764,707 Shares (L)	1.59%	3,890,369 Shares (L)	29.25%
Shen Ya	Founder of a discretionary trust	26,469,422 Shares (L)[3]	15.19%	–	–
UBS TC (Jersey) Ltd	Trustee	26,469,422 Shares (L)[3]	15.19%	–	–
Elegant Motion Holdings Limited	Interest in controlled corporation	26,469,422 Shares (L)[3]	15.19%	–	–
Vipshop Holdings Limited	Interest in controlled corporation	26,469,422 Shares (L)[3]	15.19%	–	–
E&A Canaiolo Investments Limited	Interest in controlled corporation	26,469,422 Shares (L)[3]	15.19%	–	–
JW Flashing Brilliant Limited	Interest in controlled corporation	26,469,422 Shares (L)[3]	15.19%	–	–
ACCF Capital Management PTE.LTD	Interest in controlled corporation	26,469,422 Shares (L)[3]	15.19%	–	–

Name of Shareholder	Nature of Interest	Number of Class A ordinary shares interested	Approximate percentage in the Class A ordinary shares[1]	Number of Class B ordinary shares interested	Approximate percentage in the Class B ordinary shares[2]
Champion Kerry Inc.	Beneficial owner	26,469,422 Shares (L)[3]	15.19%	–	–
Dr. Jun Wang	Interest in controlled corporation	26,469,422 Shares (L)[3]	15.19%	–	–
Zhang Xiaochun	Interest of spouse	26,469,422 Shares (L)[4]	15.19%	–	–
Zhao Qian	Interest of spouse	26,469,422 Shares (L)[5]	15.19%	–	–
Schroders PLC	Investment manager	10,043,715 Shares (L)	5.76%	–	–

Notes:

(1)   As of December 31, 2025, there were 174,284,503 Class A ordinary shares in issue (including 13,268,625 treasury shares held by the Company).

(2)   As of December 31, 2025, there were 13,300,738 Class B ordinary shares in issue.

(3)   Based on publicly available records, Champion Kerry Inc. is controlled as to 99% by E&A Canaiolo Investments Limited and 1% by ACCF Capital Management PTE.LTD. E&A Canaiolo Investments Limited is 100% controlled by Vipshop Holdings Limited, which is 62.8% controlled by Elegant Motion Holdings Limited, which is in turn 100.0% controlled by UBS TC (Jersey) Ltd. UBS TC (Jersey) Ltd. is the trustee of SYZXC Trust of which Shen Ya is the founder. AFFC Capital Management PTD.LTD is 100% controlled by JW Flashing Brilliant Limited, which is in turn 100% controlled by Dr. Jun Wang.

(4)   Based on publicly available records, Zhang Xiaochun is the spouse of Shen Ya.

(5)   Ms. Zhao Qian is the spouse of Dr. Jun Wang.

Save as disclosed herein, as of December 31, 2025, our Directors are not aware of any persons (other than the Directors or chief executive) who had an interests or short positions in the Shares or underlying Shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

MATERIAL INTERESTS OF DIRECTORS IN TRANSACTIONS, ARRANGEMENT OR CONTRACT OF SIGNIFICANCE

For the year ended December 31, 2025, no Director or any entity connected with the Directors was materially interested in, either directly or indirectly, any transactions, arrangements or contracts of significance relating to the business of the Company to which the Company or any of its subsidiaries is a party.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

None of the Directors (excluding the independent non-executive Directors) or their respective close associates (as defined in the Listing Rules) had any interest in a business that competed or was likely to compete, either directly or indirectly, with the business of the Group, other than being a director of the Company and/or its subsidiaries.

LOAN AND GUARANTEE

During the year ended December 31, 2025, the Group had not made any loan, any quasi-loan or provided any guarantee for loan, directly or indirectly, to the Directors, senior management of the Company, the Controlling Shareholders or their respective connected persons.

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

As of December 31, 2025, the Company does not have any disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

CONTROLLING SHAREHOLDERS' INTERESTS IN CONTRACT OF SIGNIFICANCE

No contract of significance was entered into between the Company or any of its subsidiaries and the Controlling Shareholders or any of its subsidiaries, and no contract of significance for the provision of services to the Company or any of its subsidiaries by a Controlling Shareholder or any of its subsidiaries was entered into during the year ended December 31, 2025.

CONNECTED TRANSACTIONS

During the Year, the Company had strictly complied with the requirements specified under Chapter 14A of the Listing Rules in respect of its continuing connected transactions. Details of the relevant continuing connected transactions are as follows:

Continuing Connected Transaction Subject to the Reporting and Annual Review

Contractual Arrangement

Background of the Contractual Arrangements

The following diagram illustrates the ownership structure and contractual arrangements as of the date of this annual report:


Baozun Inc.
(Cayman Islands)
100%
Baozun Hong Kong Holding Limited
(Hong Kong)
Offshore
Onshore
100%
Shanghai Baozun E-Commerce Limited
Shanghai Zunyi
Equity interest
Contractual arrangement

Foreign Investment in Value-Added Telecommunications Businesses

Foreign investment in telecommunications businesses is governed by the Regulations for Administration of Foreign-invested Telecommunications Enterprises, issued by the State Council on December 11, 2001 and subsequently amended on September 10, 2008, February 6, 2016 and May 1, 2022 (namely, the **2022 FITE Regulations**). The Ministry of Industry and Information Technology issued the Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses on July 13, 2006, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business (namely, the **VAT License**), is prohibited from leasing, transferring or selling the VAT License in any form, or providing any resource, sites or facilities to any foreign investors intending to illegally conduct such businesses in the PRC.

The Group currently provides domestic call center services and internet information services through Shanghai Zunyi, which holds VAT License obtained in 2014. The Group's internet information services is subject to foreign ownership restriction under the 2024 Negative List and the 2022 FITE Regulations.

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version) (namely, the **2024 Negative List**), provision of value-added telecommunications services falls within the 'restricted' category. As such, the ultimate shareholding percentage of a foreign investor in companies engaged in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%.

Pursuant to the 2022 FITE Regulations which came into effective on May 1, 2022, (i) foreign investors are, in general, not allowed to hold more than 50% of the equity interests of a company engaged in value-added telecommunications services; and (ii) foreign investor who invests in a value-added telecommunications enterprise in the PRC is no longer required to demonstrate a positive track record and operational experience in providing such services.

Given:

(1)   the above regulatory development does not invalidate the VAT License or require the Company to modify its Contractual Arrangements according to the PRC laws and regulations. As of the date of this annual report, the Company has not received any inquiry or notice from the competent authorities regarding the validity of the VAT License or the Contractual Arrangements as a whole.

(2)   Notwithstanding the above, since the 2022 FITE Regulations only became effective on May 1, 2022 and no detailed guidance or implementation measures have been issued, the application of the 2022 FITE Regulations on the relevant VAT License under a shareholding structure with the ultimate shareholding percentage of a foreign investor exceeding 50% and its future impact on the Group, including any specific requirements that the Group may need to satisfy, remains uncertain in practice.

In light of the above, the Company determined that it was not viable for the Company to hold Shanghai Zunyi directly through equity ownership. The Company will closely monitor any future development relating to the 2022 FITE Regulations and will take all necessary actions to comply with applicable laws, regulations and specific requirements or guidance, including reorganizing our corporate structure, if required in the future.

As a result of the foregoing and in line with common practice in the industries in the PRC in relation to foreign investment restrictions, the Group's domestic call center services and internet information services are conducted through Shanghai Zunyi, and a series of Contractual Arrangements have been entered into by Shanghai Zunyi, Shanghai Baozun E-Commerce Limited and the shareholders of Shanghai Zunyi. Through the Contractual Arrangements, the Group has obtained control over the operations of, and enjoy substantially all economic benefits of the Shanghai Zunyi since July 2014. The Contractual Arrangements have been designed to ensure that there will be no limit on the amount of fees payable to the Group under the Contractual Agreements. Accordingly, there will be no monetary cap on any agreements under the Contractual Arrangements.

For a summary of the Contractual Arrangements, please refer to section headed "Our History and Corporate Structure – Contractual Arrangements" in the Prospectus.

The execution of the Contractual Arrangements of Shanghai Zunyi does not violate mandatory requirements of applicable PRC laws and regulations currently in effect. Under the applicable PRC laws and regulations currently in effect, the Contractual Arrangements for Shanghai Zunyi is valid, binding and enforceable against the relevant parties thereto.

Summary of the Material Terms of the Contractual Arrangements

Exclusive Call Option Agreement

On January 20, 2026, Shanghai Zunyi, each of its current registered shareholders and Shanghai Baozun entered into an exclusive call option agreement, which supersedes the exclusive call option agreement previously entered into among Shanghai Zunyi, its then registered shareholders and Shanghai Baozun on April 1, 2014. Each of Shanghai Zunyi's shareholders have granted Shanghai Baozun an exclusive call option to purchase their equity interests in Shanghai Zunyi at an exercise price equal to the higher of (i) the registered capital of Shanghai Zunyi; and (ii) the minimum price as permitted by applicable PRC laws. Shanghai Zunyi has further granted Shanghai Baozun an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Shanghai Baozun may nominate another entity or individual to purchase the equity interests or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interests or assets pursuant to the call option. Shanghai Baozun is entitled to all dividends and other distributions declared by Shanghai Zunyi, and each of the shareholders of Shanghai Zunyi has agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in Shanghai Zunyi and to pay any such distributions or premium to Shanghai Baozun with deduction of applicable taxes. The exclusive call option agreement remains in effect until the equity interest and assets that are the subject of such agreements are transferred to Shanghai Baozun or its designated entities or individuals. To the extent permitted by law, Shanghai Zunyi and its shareholders are not contractually entitled to terminate the exclusive call option agreement with Shanghai Baozun.

Proxy Agreement

On January 20, 2026, Shanghai Zunyi, each of its current registered shareholders and Shanghai Baozun entered into an amended and restated voting right proxy agreement, or the Proxy Agreement, which supersedes the voting right proxy agreement previously entered into among Shanghai Zunyi, its then registered shareholders and Shanghai Baozun on July 25, 2019. Each shareholder of Shanghai Zunyi granted an irrevocable power of attorney to Shanghai Baozun that authorizes any person designated by Shanghai Baozun to exercise his rights as an equity holder of Shanghai Zunyi, including the right to attend and vote at equity holders' meetings and appoint directors. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun. If (i) the operating term of Shanghai Baozun or Shanghai Zunyi expires; or (ii) the parties thereto mutually agree on an early termination, the proxy agreement may be terminated. To the extent permitted by law, Shanghai Zunyi and its shareholders are not contractually entitled to terminate the proxy agreement with Shanghai Baozun.

Equity Interest Pledge Agreement

On January 20, 2026, Shanghai Zunyi and each of its current registered shareholders entered into an amended and restated equity interest pledge agreement with Shanghai Baozun, which supersedes the equity interest pledge agreements previously entered into among Shanghai Zunyi, its then registered shareholders and Shanghai Baozun on August 27, 2019. The shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun to secure their and Shanghai Zunyi's obligations under certain of the aforementioned agreements and other agreed obligations and as collateral for all of the amounts payable by Shanghai Zunyi to Shanghai Baozun under those agreements. If any event of default as defined under this agreement occurs, Shanghai Baozun, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any increase in the registered capital of Shanghai Zunyi will be further pledged in favor of Shanghai Baozun. The equity interest pledge agreements will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged. Under PRC laws, the equity pledge is required to be registered with the PRC State Administration for Market Regulation (the "**SAMR**"), or its competent branches for perfection. The equity pledge of Shanghai Zunyi has already been registered with the relevant branch of the SAMR.

Exclusive Technology Service Agreement

On April 1, 2014, Shanghai Zunyi and Shanghai Baozun entered into an exclusive technology service agreement. Pursuant to the exclusive technology service agreement, Shanghai Baozun has the exclusive right to provide specified technology services to Shanghai Zunyi. Without the prior written consent of Shanghai Baozun, Shanghai Zunyi may not accept the same or similar technology services provided by any third party during the term of the agreement. Shanghai Zunyi agrees to pay to Shanghai Baozun a service fee of 95% of the net revenues of Shanghai Zunyi and extra service fees for additional services provided by Shanghai Baozun as requested by Shanghai Zunyi within three months after each calendar year for the services provided in the preceding year. The agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun, and shall be terminated when the operating term of Shanghai Baozun or Shanghai Zunyi expires. To the extent permitted by law, Shanghai Zunyi is not contractually entitled to terminate the exclusive technology service agreement with Shanghai Baozun.

Continuing connected transaction requirements applicable to the Contractual Arrangements

The Company has in place the Contractual Arrangements with the VIE. The transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of the Company under the Listing Rules.

The highest applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and Shareholders' approval requirements under Chapter 14A of the Listing Rules.

Waiver sought

The Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with the following requirements under Chapter 14A of the Listing Rules in respect of the Contractual Arrangements as the Directors believe that strict compliance would be unduly burdensome and add unnecessary administrative cost:

(a)   the announcement and independent Shareholders' approval requirements of the Listing Rules in respect of the transactions as contemplated under the Contractual Arrangements pursuant to Rules 14A.35 and 14A.36 of the Listing Rules;

(b)   the requirement of setting maximum aggregate annual value (i.e. an annual cap) for the fees payable to the Group under the Contractual Arrangements pursuant to Rule 14A.53 of the Listing Rules; and

(c)   the requirement of limiting the term of the Contractual Arrangements to three years or less pursuant to Rule 14A.52 of the Listing Rules, for so long as our Shares are listed on the Stock Exchange,

subject to the conditions set out below:

(a)   <u>No change without independent Directors' approval:</u> No change to any of the agreements constituting the Contractual Arrangements will be made without the approval of the independent Directors;

(b)   <u>No change without independent Shareholders' approval:</u> Save as described in paragraph (d) below, no changes to the agreements governing the Contractual Arrangements will be made without the approval of the independent Shareholders. Once the independent Shareholders' approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in paragraph (e) below) will however continue to be applicable;

(c)   <u>Economic benefits flexibility:</u> The Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the VIE through (i) the Group's option (if and when so allowed under the applicable PRC laws) to acquire all or part of the entire equity interests in the VIEs at the consideration equal to the amount of registered capital contributed by Ms. Shen Jie and Mr. Zhang in the VIE, if the minimum amount of consideration permitted under the PRC laws is higher than the aforementioned price, then the price shall be the minimum amount of consideration permitted by applicable PRC laws and regulations; (ii) the business structure under which the consolidated net profits generated by the VIE is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to Shanghai Baozun E-Commerce Limited by the VIE under the relevant exclusive technology service agreement or exclusive business cooperation agreement; and (iii) the Group's right to control the management and operation of, as well as, in substance, all of the voting rights of the VIE;

(d)   <u>Renewal and reproduction:</u> On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on one hand, and the VIE, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executives or substantial shareholders of any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as the connected persons of the Company and transactions between these connected persons and the Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals; and

(e)   <u>Ongoing reporting and approvals:</u> The Company will disclose details relating to the Contractual Arrangements on an ongoing basis as follows:

- The Contractual Arrangements in place during each financial period will be disclosed in the annual reports of the Company in accordance with the relevant provisions of the Listing Rules;

- The independent Directors will review the Contractual Arrangements annually and confirm in the annual reports of the Company for the relevant year that: (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements; (ii) no dividends or other distributions have been made by the VIE to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group; and (iii) any new contracts entered into, renewed or reproduced between the Group and the VIE during the relevant financial period under paragraph (d) above are fair and reasonable, or advantageous, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole;

- The Company's auditor will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to the Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of the Directors and have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by the VIE to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group;

- For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of "connected person", the VIE will be treated as the Company's subsidiaries, and the transactions between the connected persons of such VIE and the Group, other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules; and

- The VIE will undertake that, for so long as the Shares are listed on the Stock Exchange, the VIE will provide the Group's management and the Company's auditor with full access to their relevant records for the purpose of the Company's auditor's review of the connected transactions.

Risks Relating to the Contractual Arrangements

We believe that the following risks are associated with the Contractual Arrangements. Further details of these risk factors are set out in the section headed "Risk Factors – risks related to our corporate structure" in the Prospectus.

• If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

• We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

• Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

• The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

• Contractual arrangements in relation to our VIE may result in adverse tax consequences to us and a finding that we or our VIE owes additional taxes, which could reduce our net income and the value of your investment.

Material Change

On January 20, 2026, Mr. Qiu has transferred all his shares in Shanghai Zunyi to his spouse Ms. Shen Jie. In light of the change in the registered shareholders of Shanghai Zunyi, Shanghai Zunyi, Ms. Shen Jie, Mr. Zhang and Shanghai Baozun entered into the new contractual arrangements to replace the previous contractual arrangements, which have terms and conditions substantially the same as those of the previous contractual arrangements and are a reproduction of the previous contractual arrangements, save for the identity of the registered shareholders. The new contractual arrangements are also subject to the same conditions of the waiver as disclosed in the section headed "waiver sought" in this annual report. As at the date of this annual report, Shanghai Zunyi was owned as to 80% by Ms. Shen Jie and 20% by Mr. Zhang.

The Contractual Arrangements with respect to Shanghai Huiyang were first entered into in December 2019 before the Company became secondary listed on the Stock Exchange on the Listing Date and subsequently became primary listed on the Stock Exchange upon Primary Conversion, and the terms of such Contractual Arrangements are substantially the same with Shanghai Zunyi, which have been disclosed in the Prospectus. As Shanghai Huiyang had not commenced operation since its establishment, the Contractual Arrangements with respect to Shanghai Huiyang has been terminated by the Company during the Reporting Period. As a result, Shanghai Huiyang has ceased to be a VIE of the Group.

As at the date of this annual report, save as disclosed above, there were no material changes in the Contractual Arrangements and the circumstances under which they were adopted.

Unwinding of the Contractual Arrangements

As at the date of this annual report, save as disclosed in this annual report, there has not been any unwinding of any Contractual Arrangements, nor has there been any failure to unwind any Contractual Arrangements when the restrictions that led to the adoption of the Contractual Arrangements are removed.

For the year ended December 31, 2025, the net revenue of consolidated affiliated entities was approximately RMB436,180 thousand, and as at December 31, 2025, the total asset of consolidated affiliated entities were approximately RMB173,414 thousand.

Confirmations

The independent Directors have reviewed the Contractual Arrangement carried out during the year ended December 31, 2025 and confirm that:

(i)   the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements;

(ii)   no dividends or other distributions have been made by the VIE to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group; and

(iii) any new contracts entered into, renewed or reproduced between the Group and the VIE during the Year are fair and reasonable, or advantageous, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

The auditor of the Company has confirmed in a letter to the Board that, with respect to the Contractual Arrangements for the year ended December 31, 2025:

(i)   nothing has come to their attention that causes the auditor to believe that the Contractual Arrangements have not been approved by the Board;

(ii)   nothing has come to their attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the Contractual Arrangements;

(iii) nothing has come to their attention that causes the auditor to believe that dividends or other distributions have been made by the VIE to the holders of their equity interests which are not otherwise subsequently assigned or transferred to the Group.

Continuing Connected Transactions Subject to the Reporting, Annual Review and Announcement

(1) *Logistics Services Procured from Alibaba Group*

The Group from time to time procures logistics services, including, among others, warehouse operation, storage and domestic and international delivery services, from Alibaba Group Holding Limited ("**Alibaba Group**") to enable safe and prompt delivery of products.

The logistics service fees include without limitation the following major components:

(a)   order processing fees, which are calculated with reference to the number of delivery orders made and are currently payable against each delivery order;

(b)   storage fees, which are calculated based on the size of the goods being stored in Alibaba Group's warehouses and are payable monthly;

(c)   domestics and international delivery services fees, which are calculated based on the delivery route, size or weight (whichever results in the higher rate) of the goods being delivered by Alibaba Group, and are payable against each delivery order;

(d)   value-added service fees, depending on the type of value-added services procured, which are calculated based on the quantity of goods requiring the respective value-added services and are currently payable against each delivery order; and

(e)   disbursement and other incidental costs arising from the logistics services, such as tax paid on behalf of the Group by Alibaba Group, which shall be calculated based on the actual amount of disbursement incurred and are currently collected by Alibaba Group against each delivery order.

The service fees (other than the storage fees, which are settled monthly, and the order processing fees, which are settled after each parcel is despatched from the warehouse) are currently settled immediately against the completion of each delivery order.

The continuing connected transactions in relation to the logistic service procured from Alibaba Group have been renewed for a term of three years commencing from January 1, 2025. It is estimated that the maximum annual fees to be charged for the logistic service for the three years ending December 31, 2027 will not exceed RMB39,686,000, RMB41,670,000, and RMB43,754,000, respectively. For details, please refer to the announcement of the Company dated December 30, 2024.

For the year ended December 31, 2025, the logistic service fees amounted to approximately RMB37.4 million, which is within the annual cap of RMB39,686,000.

(2)   *Marketing and Platform Services*

The Group and certain subsidiaries of Alibaba Group entered into agreements for the provision of marketing and platform services.

Based on the type of services rendered, the marketing and platform service fees shall be calculated and settled in accordance with the underlying agreements with reference to the prevailing market price of the type of services based on arm's length negotiation.

The continuing connected transactions in relation to the marketing and platform services procured from Alibaba Group have been renewed for a term of three years commencing from January 1, 2025. It is estimated that the maximum annual fees to be charged for the marketing and platform service for the three years ending December 31, 2027 will not exceed RMB925,934,000, RMB976,253,000, and RMB1,025,215,000, respectively. For details, please refer to the announcement of the Company dated December 30, 2024.

For the year ended December 31, 2025, the marketing and platform service fees amounted to approximately RMB698.9 million, which is within the annual cap of RMB925,934,000.

As of the date of this annual report, Baotong Inc. was owned as to 63.0% by the Company and 37.0% by Cainiao Smart Logistics Investment Limited ("**Cainiao**"). Cainiao is a substantial shareholder of Baotong Inc. and a connected person of the Company at the subsidiary level. Cainiao is a subsidiary of Alibaba Group (NYSE: BABA and HKEX: 9988). By virtue of Rule 14A.13(1) of the Listing Rules, Alibaba Group is a connected person of the Company. Each of the (i) logistics services; and (ii) marketing and platform services procured from Alibaba Group shall constitute continuing connected transactions of the Company and shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders' approval under Chapter 14A of the Listing Rules.

Save as disclosed above, during the year ended December 31, 2025, the Group has not entered into any connected transaction or continuing connected transaction which should be disclosed pursuant to the requirements of Rule 14A.71 of the Listing Rules.

Confirmations

Pursuant to Rule 14A.55 of the Listing Rules, the independent Directors have reviewed the continuing connected transactions carried out during the Year and confirm the transactions thereunder had been entered into:

(i) in the ordinary and usual course of business of the Group;

(ii) on normal commercial terms or better; and

(iii) according to the agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company's auditors were engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by The Hong Kong Institute of Certified Public Accountants. The auditors have issued their letter confirming that:

(i) nothing has come to their attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Board.

(ii) nothing has come to their attention that causes the auditor to believe that the disclosed continuing connected transactions were not entered into, in all material respects, in accordance with the pricing policies of the Group and the relevant agreements governing such transactions.

(iii)   nothing has come to their attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

(iv)   with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to their attention that causes the auditor to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company.

RELATED PARTY TRANSACTIONS

Details of the related party transactions of the Group for the year ended December 31, 2025 are set out in note 22 to the consolidated financial statements.

Save as disclosed in this annual report, during the Year, no related party transactions disclosed in the consolidated financial statements constitutes a connected transaction or a continuing connected transaction as defined under Chapter 14A of the Listing Rules for which disclosure is required.

MATERIAL LITIGATION

From time to time, the Group may be involved in legal proceedings or be subject to claims arising in the ordinary course of business.

In September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. In 2021, we provided an allowance of RMB93.3 million (US$14.6 million) of accounts receivable in connection with the default of this distributor. In the second quarter of 2025, in light of the latest developments in the arbitration proceedings, management assessed the recoverability of the outstanding receivable from this distributor as remote. Accordingly, an additional allowance was recognized against the remaining carrying amount of the balance due.

Save as disclosed in this annual report, during the year ended December 31, 2025, the Group was not engaged in any material litigation or arbitration which could have a material effect on its financial condition or results of operations and has complied with the relevant laws and regulations that have a significant impact on the Group. So far as the Directors are aware, no such litigation or arbitration of material importance is pending or threatened against the Group.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Year, the Company repurchased from the market a total of 490,476 ADSs of the Company listed on Nasdaq Global Select Market in the United States, all of which were repurchased and held as treasury shares. The repurchases were made by the Directors with a view to give back shareholder return to the Company's shareholders.

Details of the repurchases of the ADSs are as follows:

Month of repurchases	Number of ADSs repurchased	Highest price per ADS (US$)	Lowest price per ADS (US$)	Aggregate consideration (US$)
January 2025	490,476	3.09	2.67	1,403,484.06
Total	490,476			1,403,484.06

As of December 31, 2025, (i) 13,268,625 treasury shares represented by 4,422,875 ADSs being repurchased were held by the Company, which may be resold on the open market at prevailing market price to raise funds for the Company, or transferred or used for other purposes such as implementing plans under Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, depending on market conditions and in accordance with applicable laws, rules and regulations; and (ii) there were no shares repurchased by the Company pending cancellation.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities (including sale of treasury shares) during the Year.

PROCEEDS FROM THE LISTING

The Shares were successfully listed on the Stock Exchange on the Listing Date, and 40,000,000 Class A ordinary shares were issued. On October 23, 2020, the underwriters partially exercised the over-allotment option and 3,833,700 Class A ordinary shares were issued. After deduction of underwriting fees and related expenses, the Net Proceeds from the Listing were approximately HK$3,511.4 million (the "**Net Proceeds**"). The Group intends to use the net proceeds in accordance with the method and schedule set out in the section headed "Future Plans and Use of Proceeds" in the Prospectus.

An analysis of the utilization of the Net Proceeds is set out below:

Planned use of proceeds	% of Net Proceeds	Amount of Net Proceeds (HK$ '000)	Unutilised Net Proceeds as of January 1, 2025 (HK$ '000)	Actual use of net proceeds during the year ended December 31, 2025 (HK$ '000)	Unutilised Net Proceeds as of December 31, 2025 (HK$ '000)	Expected timeline for full utilisation
For expanding our brand partner network	20	702,280	46,350	46,350	–	N/A[(1)]
For enhancing our digital marketing and fulfillment capabilities	25	877,850	135,746	3,929	131,817	December 2026
For potential strategic alliances	30	1,053,420	666,362	409,472	256,890	December 2027
For investment in technology and innovation	10	351,140	108,393	–	108,393	December 2026
For potential merger and acquisition opportunities	15	526,710	3,403	3,403	–	N/A
Total	100	3,511,400	960,254	463,154	497,100	

(1)   The unutilized amount of net proceeds for expanding our brand partner network has been fully utilized, which is earlier than previously planned, due to the changing market condition and business strategy.

As of December 31, 2025, the Directors are not aware of any material change in the planned use of the Net Proceeds. The remaining Net Proceeds which had not been utilized were deposited with licensed financial institutions in Hong Kong and the PRC. The unutilised Net Proceeds and the above timeline of intended utilisation will be applied in the manners disclosed by the Company. However, the expected timeline for the unutilised Net Proceeds is based on the Directors' best estimation barring unforeseen circumstances, and would be subject to change based on the future development of the Group's business and the market conditions.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Articles, or the laws of Cayman Islands, which would oblige the Company to offer new Shares on a pro-rata basis to its existing Shareholders.

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Company is not aware of any tax relief or exemption available to the Shareholders by reason of their holding of the Company's securities.

EQUITY LINKED AGREEMENTS

For the year ended December 31, 2025, other than agreements in relation to the Share Incentive Plans and as disclosed in this report, no equity-linked agreement was entered into by the Group or still in effect.

SUFFICIENCY OF PUBLIC FLOAT

According to the information that is publicly available to the Company and within the knowledge of the Board, during the period from the year ended December 31, 2025 to the date of this annual report, the Company has maintained the public float as required under the Listing Rules.

ENVIRONMENTAL POLICIES AND PERFORMANCE

We are committed to providing solutions in a responsible and transparent manner to drive sustainable development and increase value creation for all stakeholders. Sustainability is an integral part of the way we operate and positively impacts the communities in which we do our business. In 2025, we released our Sustainability Report. With the vision of "technology empowers the future success", we will continue to build sounding Environmental, Social and Governance (ESG) management, and contribute to global sustainable development goals through innovation and creating shared value. During the Year, the Group was in compliance with all relevant ESG laws and regulations in material aspects. Further details of the Group's environmental policies and performance, please refer to the Environmental, Social and Governance Report of the Company.

AUDITOR

On July 19, 2024, the Board has resolved to appoint KPMG as the auditor of the Company for the year ended December 31, 2024 to fill the casual vacancy following the resignation of Deloitte Touche Tohmatsu and hold office. On June 18, 2025, KPMG has been re-appointed as the auditor of the Company for the year ended December 31, 2025. For more details, please refer to the announcements of the Company dated July 19, 2024 and June 18, 2025.

Save as disclosed above, there were no changes in the auditors of the Company for the past three years.

The consolidated financial statements for the year ended December 31, 2025 have been audited by KPMG, Certified Public Accountants. A resolution for the reappointment of KPMG as auditors of the Company will be proposed at the AGM.

For and on behalf of the Board
Mr. Vincent Wenbin Qiu
Chairperson, Chief Executive Officer and Executive Director

Hong Kong, April 23, 2026



to the shareholders of Baozun Inc.
(incorporated in the Cayman Islands with limited liability)

OPINION

We have audited the consolidated financial statements of Baozun Inc. (the "**Company**") and its subsidiaries (the "**Group**") set out on pages 98 to 175, which comprise the consolidated balance sheet as at December 31, 2025, the consolidated statement of operations, the consolidated statement of comprehensive income, the consolidated statement of changes in shareholders' equity and the consolidated statement of cash flows for the year then ended and notes, including significant accounting policy information.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2025 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with U.S. generally accepted accounting principles and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing ("**HKSAs**") as issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**"). Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report. We are independent of the Group in accordance with the HKICPA's *Code of Ethics for Professional Accountants* (the "**Code**") as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTER

Key audit matter is the matter that, in our professional judgement, was of most significance in our audit of the consolidated financial statements of the current period. The matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

KEY AUDIT MATTER (CONTINUED)

Impairment assessment of Goodwill of International and eFashion reporting units
Refer to notes 2(p) and 11 to the consolidated financial statements and the accounting policies on page 124.

The Key Audit Matter	How the matter was addressed in our audit
The Group has RMB274,326 thousand of goodwill as of December 31, 2025, a portion of which related to International and eFashion reporting units. During the year ended December 31, 2025, the Group recognised goodwill impairment of RMB18,395 thousand in the International reporting unit. The Group performed annual quantitative impairment test on goodwill of International and eFashion reporting units in the fourth quarter of 2025. The fair value of these reporting units were estimated under income approach using the expected present value of future cash flows. We identified the evaluation of the impairment assessment of goodwill of International and eFashion reporting units as a critical audit matter. A high degree of auditor judgment was involved to evaluate management's assumptions in the discounted cash flows, specifically the forecasted revenue growth rates and company-specific risk premiums used to develop the discount rates. The evaluation of these assumptions was challenging as it involved high degree of uncertainty. Differences in judgment used to determine these assumptions could have a significant effect on the Company's assessment of the goodwill impairment. Additionally, the evaluation of the company-specific risk premiums required specialised skills and knowledge.	Our audit procedures to address this key audit matter included the following: • We evaluated the design and implementation and operating effectiveness of certain internal controls related to the impairment assessment process for the goodwill in International and eFashion reporting units, including controls over the determination of the forecasted revenue growth rates and company-specific risk premiums; • We evaluated the forecasted revenue growth rates used in the discounted cash flows by comparing them to historical revenue growth rates of these reporting units and those of comparable entities; • We evaluated management's ability to forecast by comparing the forecasted revenue growth rates made in previous years to actual results. • We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of the company-specific risk premiums used in the discount rates by comparing them against a risk premium range that was independently developed taking consideration into the Company's historical operating results, publicly available market data of the Company and its comparable entities.

INFORMATION OTHER THAN THE CONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REPORT THEREON

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon as part of our engagement to audit the consolidated financial statements. We have performed an assurance engagement on the disclosed continuing connected transactions that form part of the other information and provided a separate assurance practitioners' conclusion thereon that is included within the other information.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. generally accepted accounting principles and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Wong, Chi Yeung (practising certificate number: P08077).

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
April 23, 2026

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,		
	2024	2025	
	RMB	RMB	US$
			(Note 2(g))
ASSETS			
Current assets:			
Cash and cash equivalents	1,289,323	907,335	129,747
Restricted cash	354,991	140,959	20,157
Short-term investments (including nil and RMB40,000 of the investments measured at fair value as of December 31, 2024 and 2025)	1,271,618	1,747,032	249,822
Accounts receivable, net of allowance for credit losses of RMB126,936 and RMB177,770 as of December 31, 2024 and 2025, respectively	2,033,778	2,173,163	310,758
Inventories	1,117,439	879,421	125,756
Advances to suppliers	404,353	366,671	52,433
Derivative financial assets	11,557	6,342	907
Prepayments and other current assets	724,091	575,984	82,365
Amounts due from related parties	7,021	6,235	892
Total current assets	7,214,171	6,803,142	972,837
Non-current assets:			
Long-term debt investments (including RMB144,873 of the investments measured at fair value as of December 31, 2025)	–	232,213	33,206
Long-term equity investments	341,687	256,406	36,666
Property and equipment, net	822,229	758,703	108,493
Intangible assets, net	357,307	322,924	46,178
Land use right, net	37,438	36,413	5,207
Operating lease right-of-use assets	767,376	651,660	93,186
Goodwill	362,399	274,326	39,228
Other non-current assets	69,886	71,075	10,164
Deferred tax assets	234,508	284,254	40,647
Total non-current assets	2,992,830	2,887,974	412,975
TOTAL ASSETS	10,207,001	9,691,116	1,385,812

(All amounts in thousands, except for share and per share data)

	As of December 31,		
	2024	**2025**	
	RMB	**RMB**	**US$**
			(Note 2(g))
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term loans	1,220,957	**1,207,773**	**172,709**
Accounts payable	620,679	**466,081**	**66,649**
Notes payable	461,179	**335,171**	**47,929**
Income tax payables	26,559	**35,506**	**5,077**
Accrued expenses and other current liabilities	1,169,547	**1,359,389**	**194,394**
Derivative financial liabilities	130	**–**	**–**
Amounts due to related parties	5,369	**1,532**	**219**
Current operating lease liabilities	243,137	**239,712**	**34,278**
Total current liabilities	3,747,557	**3,645,164**	**521,255**
Non-current liabilities:			
Deferred tax liabilities	32,783	**22,981**	**3,286**
Long-term operating lease liabilities	597,805	**489,598**	**70,012**
Other non-current liabilities	48,277	**41,781**	**5,975**
Total non-current liabilities	678,865	**554,360**	**79,273**
TOTAL LIABILITIES	4,426,422	**4,199,524**	**600,528**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,		
	2024	2025	
	RMB	RMB	US$
			(Note 2(g))
Redeemable non-controlling interests	1,670,379	57,619	8,239
Baozun Inc. shareholders' equity:			
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 175,668,586 and 174,284,503 shares issued, and 161,337,586 and 161,015,878 shares outstanding, as of December 31, 2024, and 2025, respectively)	95	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2024 and 2025)	8	8	1
Additional paid-in capital	4,646,631	4,639,555	663,448
Treasury shares (14,331,000 and 13,268,625 shares as of December 31, 2024 and 2025, respectively)	(95,502)	(90,643)	(12,962)
Accumulated deficit	(691,785)	(933,885)	(133,546)
Accumulated other comprehensive income	54,575	27,491	3,931
Total Baozun Inc. shareholders' equity	3,914,022	3,642,619	520,885
Non-controlling interests	196,178	1,791,354	256,160
Total Shareholders' equity	4,110,200	5,433,973	777,045
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY	10,207,001	9,691,116	1,385,812

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2023	2024	2025	
	RMB	RMB	RMB	US$
				(Note 2(g))
Net revenues				
Product sales	3,357,202	3,466,928	3,849,559	550,480
Services (including related party revenues of RMB113,288, RMB92,330 and RMB14,039 for the years ended December 31, 2023, 2024 and 2025, respectively)	5,454,811	5,955,301	6,095,924	871,706
Total net revenues	8,812,013	9,422,229	9,945,483	1,422,186
Operating expenses:				
Cost of products	(2,409,110)	(2,473,804)	(2,576,012)	(368,365)
Fulfillment	(2,507,306)	(2,461,591)	(2,309,755)	(330,291)
Sales and marketing	(2,829,016)	(3,380,724)	(3,847,237)	(550,148)
Technology and content	(505,203)	(550,289)	(463,206)	(66,238)
General and administrative	(855,914)	(719,157)	(751,627)	(107,481)
Other operating income, net	123,368	55,445	77,304	11,054
Impairment of goodwill	(35,212)	(6,934)	(18,395)	(2,630)
Total operating expenses	(9,018,393)	(9,537,054)	(9,888,928)	(1,414,099)
(Loss) income from operations	(206,380)	(114,825)	56,555	8,087
Other income (expenses):				
Interest income	82,113	68,752	58,556	8,373
Interest expense	(41,344)	(38,987)	(44,572)	(6,374)
Unrealized investment (loss) gain	(68,031)	4,851	(16,574)	(2,370)
Gain on disposal of investments	–	–	562	80
Gain (loss) on disposal/acquisition of subsidiaries	631	–	(36,262)	(5,185)
Impairment loss of investments	–	(14,403)	(213,406)	(30,517)
Exchange loss	(8,530)	(10,213)	(3,718)	(532)
Fair value change on financial instruments	24,515	11,838	(1,904)	(272)

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2023	2024	2025	
	RMB	RMB	RMB	US$
				(Note 2(g))
Loss before income tax and share of income				
(loss) in equity method investments	(217,026)	(92,987)	**(200,763)**	**(28,710)**
Income tax expense	(12,003)	(20,739)	**(9,907)**	**(1,417)**
Share of income (loss) in equity method				
investments	6,253	(24,658)	**11,090**	**1,586**
Net loss	(222,776)	(138,384)	**(199,580)**	**(28,541)**
Net (income) loss attributable to non-				
controlling interests	(9,677)	1,990	**(23,374)**	**(3,342)**
Net income attributable to redeemable non-				
controlling interests	(45,969)	(48,804)	**(19,146)**	**(2,738)**
Net loss attributable to ordinary				
shareholders of Baozun Inc.	(278,422)	(185,198)	**(242,100)**	**(34,621)**
Net loss per share attributable to ordinary				
shareholders of Baozun Inc.:				
Basic	(1.56)	(1.03)	**(1.40)**	**(0.20)**
Diluted	(1.56)	(1.03)	**(1.40)**	**(0.20)**
Net loss per American depositary shares				
("ADS") attributable to ordinary				
shareholders of Baozun Inc.:				
Basic	(4.68)	(3.09)	**(4.19)**	**(0.60)**
Diluted	(4.68)	(3.09)	**(4.19)**	**(0.60)**

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2023	2024	**2025**	
	RMB	RMB	**RMB**	**US$**
				(Note 2(g))
Net loss	(222,776)	(138,384)	**(199,580)**	**(28,541)**
Other comprehensive income (loss), net of tax of nil:				
Foreign currency translation adjustment	16,573	22,324	**(27,084)**	**(3,873)**
Comprehensive loss	(206,203)	(116,060)	**(226,664)**	**(32,414)**
Total comprehensive (income) loss attributable to non-controlling interests	(9,677)	1,990	**(23,374)**	**(3,342)**
Total comprehensive income attributable to redeemable non-controlling interests	(45,969)	(48,804)	**(19,146)**	**(2,738)**
Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(261,849)	(162,874)	**(269,184)**	**(38,494)**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated losses	Accumulated other comprehensive income	Total Baozun shareholders' equity	Non-controlling interests	Total equity
	Number of Shares	RMB	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	208,754,880	124	32,353,269	(832,578)	5,129,103	(228,165)	15,678	4,084,162	154,094	4,238,256
Net loss	-	-	-	-	-	(278,422)	-	(278,422)	55,646	(222,776)
Net income attributable to redeemable non-controlling interests	-	-	-	-	-	-	-	-	(45,969)	(45,969)
Cancellation of treasury shares (Note 20)	(32,353,269)	(23)	(32,353,269)	832,578	(832,555)	-	-	-	-	-
Share-based compensation	-	-	-	-	94,971	-	-	94,971	-	94,971
Exercise of share options and vesting of RSUs	4,801,007	-	-	-	1	-	-	1	-	1
Foreign currency translation adjustment	-	-	-	-	-	-	16,573	16,573	-	16,573
Acquisition of non-controlling interest	-	-	-	-	(2,263)	-	-	(2,263)	(558)	(2,821)
Capital contribution from non-controlling interests	-	-	-	-	-	-	-	-	2,736	2,736
Settlement of derivative liabilities with Cainiao with shares of a subsidiary (Note 19)	-	-	-	-	182,182	-	-	182,182	-	182,182
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	5,325	5,325
Dividend to non-controlling interest shareholders	-	-	-	-	-	-	-	-	(1,600)	(1,600)
Balance as of December 31, 2023	181,202,618	101	-	-	4,571,439	(506,587)	32,251	4,097,204	169,674	4,266,878
Net loss	-	-	-	-	-	(185,198)	-	(185,198)	46,814	(138,384)
Net income attributable to redeemable non-controlling interests	-	-	-	-	-	-	-	-	(48,804)	(48,804)
Share repurchases	-	-	14,331,000	(95,502)	-	-	-	(95,502)	-	(95,502)
Share-based compensation	-	-	-	-	79,578	-	-	79,578	-	79,578
Exercise of share options and vesting of RSUs	7,766,706	2	-	-	164	-	-	166	-	166
Foreign currency translation adjustment	-	-	-	-	-	-	22,324	22,324	-	22,324
Tax effect relating to the investment from Cainiao	-	-	-	-	4,402	-	-	4,402	-	4,402
Acquisition of non-controlling interest	-	-	-	-	(3,627)	-	-	(3,627)	(904)	(4,531)
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	353	353
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	12,555	12,555
Adjustment to redeemable non-controlling interests	-	-	-	-	(5,325)	-	-	(5,325)	-	(5,325)
Dividend to non-controlling interest shareholders	-	-	-	-	-	-	-	-	(1,080)	(1,080)
Transfer from redeemable non-controlling interests to non-controlling interests	-	-	-	-	-	-	-	-	17,570	17,570
Balance as of December 31, 2024	188,969,324	103	14,331,000	(95,502)	4,646,631	(691,785)	54,575	3,914,022	196,178	4,110,200
Net loss	-	-	-	-	-	(242,100)	-	(242,100)	42,520	(199,580)
Net income attributable to redeemable non-controlling interests	-	-	-	-	-	-	-	-	(19,146)	(19,146)
Cancellation of treasury shares (Note 20)	(2,533,803)	(2)	(2,533,803)	15,076	(15,074)	-	-	-	-	-
Share repurchases	-	-	1,471,428	(10,217)	-	-	-	(10,217)	-	(10,217)
Share-based compensation	-	-	-	-	19,931	-	-	19,931	-	19,931
Exercise of share options and vesting of RSUs	1,149,720	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(27,084)	(27,084)	-	(27,084)
Acquisition of non-controlling interest	-	-	-	-	(12,902)	-	-	(12,902)	6,786	(6,116)
Disposal of subsidiaries	-	-	-	-	-	-	-	-	(43,738)	(43,738)
Adjustment to redeemable non-controlling interests	-	-	-	-	964	-	-	964	-	964
Dividend to non-controlling interest shareholders	-	-	-	-	-	-	-	-	(22,188)	(22,188)
Transfer from redeemable non-controlling interests to non-controlling interests	-	-	-	-	-	-	-	-	1,630,942	1,630,942
Others	-	-	-	-	5	-	-	5	-	5
Balance as of December 31, 2025	187,585,241	101	13,268,625	(90,643)	4,639,555	(933,885)	27,491	3,642,619	1,791,354	5,433,973

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2023 RMB	2024 RMB	2025 RMB	US$ (Note 2(g))
Cash flows from operating activities:				
Net loss	(222,776)	(138,384)	(199,580)	(28,541)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Provision for (reversal of) credit losses allowance	19,750	(915)	58,306	8,338
Inventory write-down	152,904	150,752	126,891	18,145
Share-based compensation	103,449	76,261	19,931	2,850
Depreciation and amortization	251,628	244,851	221,741	31,709
Deferred income tax	(45,591)	(40,889)	(56,838)	(8,128)
Loss on disposal of property and equipment	7,410	28,546	11,943	1,708
Gain on disposal of investments	–	–	(562)	(80)
Loss (gain) on acquisition or disposal of subsidiaries	(631)	–	36,262	5,185
Share of loss (income) in equity method investment	(6,253)	24,658	(11,090)	(1,586)
Impairment loss of investments	–	14,403	213,406	30,517
Unrealized investment loss (gain)	68,031	(4,851)	16,574	2,370
Exchange loss	8,530	10,213	3,718	532
Impairment of goodwill	35,212	6,934	18,395	2,630
Fair value change on financial instruments	(24,515)	(11,838)	1,904	272
Unrealized interest income on long-term debt investments	–	–	(3,451)	(493)
Changes in operating assets and liabilities:				
Accounts receivable	226,889	181,561	(328,649)	(46,996)
Inventories	(33,808)	(222,498)	91,303	13,056
Advances to suppliers	65,942	(90,347)	12,622	1,805
Prepayments and other current assets	(10,890)	(105,804)	52,014	7,438
Amounts due from related parties	4,702	56,893	786	112
Operating lease right-of-use assets	143,840	302,735	115,716	16,547
Other non-current assets	21,693	(24,570)	(8,843)	(1,265)
Accounts payable	(133,511)	57,116	(131,912)	(18,863)
Notes payable	18,792	(45,450)	(126,008)	(18,019)
Income tax payables	(27,375)	12,193	8,948	1,280
Amounts due to related parties	2,403	(26,750)	(3,837)	(549)
Accrued expenses and other current liabilities	13,967	(94,278)	384,200	54,940
Other non-current liabilities	(47,313)	23,777	(6,495)	(929)
Operating lease liabilities	(144,224)	(291,137)	(111,633)	(15,963)
Dividend from return on equity method investments	–	8,096	14,672	2,099
Net cash provided by operating activities	448,255	101,278	420,434	60,121
Cash flows from investing activities:				
Purchases of property and equipment	(165,007)	(132,108)	(106,544)	(15,236)
Purchases of investments	(820,633)	(1,124,370)	(1,809,420)	(258,744)
Net cash decrease upon disposal of subsidiaries	–	–	(2,988)	(427)
Maturity of investments	1,010,477	582,470	1,090,023	155,871
Additions of intangible assets	(65,195)	(76,161)	(47,300)	(6,764)
Investment in equity investees	(172,313)	(947)	–	–
Payment for the acquisition of subsidiaries, net of cash acquired	(104,623)	(62,951)	–	–
Proceeds from disposal of equity investments	6,300	–	7,643	1,093
Loan to a related party	(29,378)	(664)	–	–
Loan to third parties	–	(2,875)	(30,000)	(4,290)
Net cash used in investing activities	(340,372)	(817,606)	(898,586)	(128,497)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2023	2024	2025	
	RMB	RMB	RMB	US$
				(Note 2(g))
Cash flows from financing activities:				
Proceeds from short-term borrowings	1,820,689	1,969,737	2,241,041	320,465
Repayment of short-term borrowings	(1,721,039)	(1,864,500)	(2,260,665)	(323,271)
Repurchase of ordinary shares	–	(95,502)	(10,217)	(1,461)
Cash settlement of derivative liabilities with Cainiao	(73,988)	–	–	–
Proceeds from exercises of share options	1	164	3	–
Acquisition of non-controlling interests of subsidiaries	(2,821)	(4,531)	(3,381)	(483)
Dividends paid to non-controlling interests	(1,120)	(1,080)	(22,188)	(3,173)
Capital contribution from non-controlling interests	2,736	195	–	–
Payment of contingent consideration for acquisition of Full Jet	(32,491)	(24,220)	(16,316)	(2,333)
Deferred consideration for the acquisition of subsidiaries	–	–	(35,768)	(5,115)
Net cash used in financing activities	(8,033)	(19,737)	(107,491)	(15,371)
Net increase (decrease) in cash, cash equivalents and restricted cash	99,850	(736,065)	(585,643)	(83,747)
Cash, cash equivalents and restricted cash, beginning of year	2,245,724	2,352,295	1,644,314	225,270
Effect of exchange rate changes on cash, cash equivalents and restricted cash	6,721	28,084	(10,377)	8,381
Cash, cash equivalents and restricted cash, end of year	2,352,295	1,644,314	1,048,294	149,904
Supplemental disclosure of cash flow information:				
Cash paid for interest	38,186	27,051	27,802	3,976
Cash paid for income tax	84,770	53,837	58,417	8,354
Supplemental disclosures of non-cash investing and financing activities:				
Purchases of property and equipment included in payables	21,654	16,403	9,024	1,290
Considerations payable in relation to business combination	–	32,090	10,064	1,439

(All amounts in thousands, except for share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated statements of financial position that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,			
	2023	2024	**2025**	
	RMB	RMB	**RMB**	**US$**
Cash and cash equivalents	2,149,531	1,289,323	**907,335**	**129,747**
Restricted cash	202,764	354,991	**140,959**	**20,157**
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	2,352,295	1,644,314	**1,048,294**	**149,904**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Baozun Inc. (the "Company") was incorporated under the laws of Cayman Islands on December 17, 2013. The Company, its subsidiaries and its variable interest entity (the "VIE") (collectively referred to as the "Group") are principally engaged to provide its customers with end-to-end e-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment, as well as the holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment.

As of December 31, 2025, the Company's major subsidiaries and VIE which, in the opinion of the directors of the Company, principally affected the results, assets or liabilities of the Group are as follows:

	Date of Incorporation/ Acquisition	Place of Incorporation/ Operation and legal status	Issued share capital/Paid in capital	Legal Share in ownership
Subsidiaries:				
Baozun Hong Kong Holding Limited	January 10, 2014	HK	HKD10,000	100%
Shanghai Baozun E-commerce Limited ("Shanghai Baozun")	November 11, 2003	PRC/wholly foreign owned enterprise	RMB1,800,000,000	100%
Shanghai Bodao E-commerce Limited	March 30, 2010	PRC/limited liability Company	RMB10,000,000	100%
Shanghai Yingsai Advertisement Limited	March 30, 2010	PRC/limited liability Company	RMB8,648,649	100%
Baozun Hongkong Limited	September 11, 2013	HK	HKD10,000,000	100%
Shanghai Fengbo E-commerce Limited	December 29, 2011	PRC/limited liability Company	RMB10,000,000	100%
Baozun Hongkong Investment Limited	July 21, 2015	HK	HKD100,000	100%
Baotong Inc.	June 19, 2019	Cayman	USD10,681.32	63%
Baotong Hong Kong Holding Limited	May 5, 2016	HK	HKD10,000	63%
Baotong E-logistics Technology (Suzhou) Limited	March 27, 2017	PRC/wholly foreign owned enterprise	RMB260,252,000	63%
Baozun Brand Management Limited	October 7, 2022	Hong Kong	RMB100,000,000	100%
White Horse Hongkong Holding Limited	November 8, 2022	Hong Kong	RMB10,000,000	100%
Gaipu (Shanghai) Commercial Co., Ltd. ("Gap Shanghai")	January 31, 2023	PRC	USD257,551,995	100%
VIE:				
Shanghai Zunyi Business Consulting Ltd. ("Shanghai Zunyi")	December 31, 2010	PRC/variable interest entity	RMB50,000,000	N/A

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIE incorporated in PRC over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The VIE arrangements

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services. The Company and its PRC subsidiaries are considered as foreign-invested enterprises under PRC laws and accordingly are ineligible to engage in provisions of internet content or online services.

Shanghai Zunyi is 80% owned by Ms. Jie Shen, spouse of our founder, chairman and chief executive officer, Mr. Vincent Wenbin Qiu, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Ms. Jie Shen and Mr. Michael Qingyu Zhang are both PRC citizens. Shanghai Zunyi had no operations until July 2014. In order to obtain the power to direct the activities that most significant impact Shanghai Zunyi's economic performance and the right to receive benefits that is significant to Shanghai Zunyi, Shanghai Baozun entered into a series of contractual arrangements, described below, with Shanghai Zunyi and its individual shareholders.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

(i)   Proxy Agreement, under which each shareholder of Shanghai Zunyi has irrevocably executed a power of attorney to grant Shanghai Baozun the power of attorney to act on his behalf on all matters pertaining to Shanghai Zunyi and to exercise all of the rights as a shareholder of the Shanghai Zunyi, including but not limited to convene, attend and vote at shareholders' meetings, designate and appoint directors and senior management members. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun.

(ii)   Exclusive Call Option Agreement, under which the shareholders of Shanghai Zunyi granted Shanghai Baozun or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in Shanghai Zunyi when and to the extent permitted by PRC law. Shanghai Baozun or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Baozun's written consent, the shareholders of Shanghai Zunyi shall not transfer, donate, pledge, or otherwise dispose any equity interests of Shanghai Zunyi in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Baozun, but not by Shanghai Zunyi or its shareholders.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

(iii) Exclusive Technology Service Agreement, under which Shanghai Zunyi engages Shanghai Baozun as its exclusive technical and operational consultant and under which Shanghai Baozun agrees to assist in arranging the financial support necessary to conduct Shanghai Zunyi's operational activities. Shanghai Zunyi shall not seek or accept similar services from other providers without the prior written approval of Shanghai Baozun. The agreement has a term of twenty years and will be automatically renewed on a yearly basis after expiration unless otherwise notified by Shanghai Baozun, and shall be terminated if the operation term of either Shanghai Baozun or Shanghai Zunyi expires. Shanghai Baozun may terminate this agreement at any time by giving a prior written notice to Shanghai Zunyi.

(iv) Equity Interest Pledge Agreements, under which the shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun as security of due performance of the obligations and full payment of consulting and service fees by VIE under the Exclusive Technology Service Agreement and other amounts payable by the individual shareholders to Shanghai Baozun under other agreements. If the shareholders of Shanghai Zunyi or Shanghai Zunyi breach their respective contractual obligations, Shanghai Baozun, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of Shanghai Zunyi shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Shanghai Zunyi without prior written consent of Shanghai Baozun. The pledge shall be continuously valid until all the obligations and payments due under the Exclusive Technology Service Agreement and certain other agreements have been fulfilled.

Based on these contractual arrangements, Shanghai Zunyi is considered as a VIE because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. The Company is the primary beneficiary of Shanghai Zunyi and consolidates the financial results of Shanghai Zunyi since July 2014.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with Shanghai Zunyi are in compliance with PRC law and are legally enforceable based on the legal advice of the Company's PRC legal counsel. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and the interests of the shareholders of Shanghai Zunyi may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Shanghai Zunyi not to pay the service fees when required to do so.

The Company's ability to control Shanghai Zunyi also depends on the power of attorney Shanghai Baozun has to vote on all matters requiring shareholder approval. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership. In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines and the PRC government could:

- revoke the business licenses and/or operating licenses of such entities;

- shut down the Company's website, or discontinue or restrict the conduct of any transactions between certain of the PRC subsidiaries and VIE;

- impose fines, confiscate the income from the PRC subsidiaries or VIE, or impose other requirements with which the Company or the VIE may not be able to comply;

- require the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the ability to consolidate, derive economic interests from, or exert effective control over the VIE; or

- restrict or prohibit the use of the proceeds of any financing outside PRC to finance the business and operations in PRC, and take other regulatory or enforcement actions that could be harmful to the business of the Company.

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the power to direct the activities of Shanghai Zunyi or the right to receive its economic benefits, the Group would no longer be able to consolidate the entity.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

The following amounts and balances of Shanghai Zunyi and its subsidiary were included in the Group's consolidated financial statement after elimination of intercompany balances and transactions among the Company, its subsidiaries and its VIEs:

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
Cash and cash equivalents	10,842	**4,696**
Accounts receivable, net	145,144	**132,175**
Inventories	15	**21**
Advances to suppliers	1,827	**8,117**
Prepayments and other current assets	2,877	**453**
Property and equipment, net	286	**763**
Intangible assets, net	23,378	**27,189**
Total assets	184,369	**173,414**
Short-term loans	99,694	**77,000**
Accounts payable	2,350	**1,977**
Notes payable	82,817	**35,077**
Income tax payables	3,983	**5,351**
Accrued expenses and other current liabilities	28,988	**27,709**
Total liabilities	217,832	**147,114**

	For Year Ended December 31,		
	2023	2024	**2025**
	RMB	RMB	**RMB**
Net revenues	548,439	529,902	**436,180**
Net income	431,026	421,398	**361,737**
Cash provided by operating activities	530,391	301,818	**277,902**
Net cash used in investing activities	(2,504)	–	**(11,316)**
Net cash provided by (used in) financing activities	–	98,077	**(25,636)**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b) Basis of consolidation (Continued)

The VIE arrangements (Continued)

The VIE contributed 6.22%, 5.62% and 4.39% of the consolidated net revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the VIE accounted for 1.80% and 1.79% of the consolidated total assets, and 4.92% and 3.50% of the consolidated total liabilities, respectively.

There are no assets of the VIE that can be only used to settle the obligations of the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its paid-in capital, additional paid-in capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. Creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Pursuant to Exclusive Technology Service Agreement, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. During the year ended December 31, 2025, the Company's subsidiaries provided financial guarantee to VIE for obtaining bank facilities. As at December 31, 2025, bank loans drawn down by VIE in amount of RMB77,000 and notes payables issued by VIE in amount of RMB35,077 were guaranteed by the Company's subsidiaries.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting assumptions and estimates are used in allowance for credit losses, inventory write-down, identifying and measuring of assets acquired and liabilities assumed and impairment of goodwill.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(d) Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

- Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

- Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and mode-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Group's short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables, payables, other current assets, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loans. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(d) Fair value (Continued)

The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

As of December 31, 2024	Fair Value Measurements at Reporting Date Using		
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities with readily determinable fair value	49,605	–	–
Derivative financial assets – currency forward contracts	–	11,557	–
Derivative financial liabilities – currency forward contracts	–	130	–

As of December 31, 2025	**Fair Value Measurements at Reporting Date Using**		
Description	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Equity securities with readily determinable fair value	**27,349**	**–**	**–**
Derivative financial assets – currency forward contracts	**–**	**6,342**	**–**
Long-term debt investments	**–**	**144,873**	**–**

Equity securities with readily determinable fair value are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

The fair value of currency forward contracts in Level 2 is determined by discounting the difference between the contractual forward price and the current forward price.

Long-term debt investments are valued using quoted price from the financial institutions.

Certain of Company's goodwill and equity investments are measured at a non-recurring basis using unobservable inputs (Level 3), if determined to be impaired. The following table presents the asset classification, the fair value and the non-recurring losses recognized for the years ended December 31, 2024 and 2025 due to impairment of the related assets.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(d) Fair value (Continued)

As of December 31, 2024	Fair Value Measurements at Reporting Date Using		
Description	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss for the Year
Equity securities without readily determinable fair values	–	28,197	14,403
Equity-method investments	–	2,648	26,115
Goodwill	–	97,394	6,934

As of December 31, 2025	**Fair Value Measurements at Reporting Date Using**		
Description	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Loss for the Year**
Equity securities without readily determinable fair values	**–**	**99,352**	**61,791**
Goodwill	**–**	**293,639**	**18,395**

Goodwill was valued using the income approach based on discounted cash flows of the reporting units that goodwill was assigned to. The fair value measurement incorporates significant unobservable inputs including projected revenue, growth rates and projected operating profits based on current economic condition, expectation of management and projected trends of current operating results, and discount rate which were determined with the assistance of an independent valuation specialist.

Equity investment was valued using market approach based on market multiples derived from a set of comparable assets. Significant unobservable inputs include market multiples determined by the management valuation team.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenues for the years ended December 31, 2023, 2024 and 2025:

	For Year Ended December 31,		
	2023	2024	2025
	RMB	RMB	RMB
A	976,028	978,678	*

*   Not more than 10% of balances of accounts receivable as of respective financial year end.

None of the customers individually accounted for 10% or more of balances of accounts receivable as of December 31, 2024 and 2025.

The following supplier accounted for 10% or more of purchases for the years ended December 31, 2023, 2024 and 2025:

	For Year Ended December 31,		
	2023	2024	2025
	RMB	RMB	RMB
B	761,488	624,377	399,850
C	*	*	227,115

*   Not more than 10% of total purchase for the respective financial year end.

2.   SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(e)   Concentration and risks (Continued)

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties and long-term debt investments. As of December 31, 2024 and 2025 all of the Group's cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the Chinese mainland, Hong Kong SAR, Taiwan region and Japan and the Group's long-term investments are wealth management products issued by major financial institutions which management believes are of high credit quality. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi ("RMB") is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People's Bank of China, regulates the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group had aggregated amounts of RMB2,064,158 and RMB2,149,288 of cash and cash equivalents, restricted cash and short-term investments denominated in RMB as of December 31, 2024 and 2025, respectively.

(f)   Foreign currency translation

The Group's reporting currency is RMB. The functional currency of the Company is the United States dollar ("US$"). The functional currency of most of the Group's entities incorporated in Hong Kong is Hong Kong dollars ("HK$"). The functional currency of the Group's subsidiaries in PRC is RMB.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(f) Foreign currency translation (Continued)

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the period are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statement of operations.

Assets and liabilities are translated from each entity's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statement of changes in shareholders' equity and consolidated statement of comprehensive income.

(g) Convenience translation

The Group's business is primarily conducted in PRC and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and consolidated statements of operations, comprehensive loss and cash flows from RMB into USD as of and for the year ended December 31, 2025 are solely for the convenience of the readers outside PRC and were calculated at the rate of US$1.00=RMB6.9931 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2025, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with an original maturity of less than three months.

(i) Restricted cash

Restricted cash primarily consists of (i) minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Group's borrowing arrangements or in relation to bank guarantees issued on behalf of the Group; (ii) deposit required by its business partners; (iii) deposit required by membership card program and (iv) security for issuance of commercial acceptance notes mainly relating to purchase of inventories. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets. All restricted cash is held by major financial institutions in segregated accounts.

(j) Short-term investments

Short-term investments primarily comprise of time deposits with maturities between three months and one year. The Group pledged RMB245 million of the short-term investments to obtain the bank borrowings for the year ended December 31, 2025.

(k) Accounts receivable, net

Accounts receivable represents amounts due from customers and are recorded net of allowance for credit losses. The Group has developed a current expected credit loss model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(l) Inventories

Inventories consisting of products available for sale, are valued at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment.

(m) Investments

Investments in debt securities are recorded in accordance with ASC 320, Investments—Debt Securities. Debt securities that the entity has both the positive intent and ability to hold to maturity are classified as held-to-maturity securities, which are initially measured at the transaction price and subsequently measured at amortized cost. The Group has also chosen to elect the fair value option, or "FVO", pursuant to ASC 825, Financial Instruments for certain debt investments.

The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of income and losses. Equity method adjustments include the Group's proportionate share of investee income or loss, adjustments to recognize certain differences between the Group's carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group's cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group's cumulative equity in the investee's earnings are considered as a return of investment and classified as cash inflows from investing activities.

Equity investments with readily determinable fair value and over which the Group does not have significant influence are initially and subsequently recorded at fair value, with changes in fair value reported in income.

Equity securities without readily determinable fair values and over which the Group does not have significant influence are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, and plus or minus changes resulting from qualifying observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(n) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives and residual rates are as follows:

Classification	Useful years	Residual rate
Electronic devices	3-10 years	0% – 5%
Vehicle	2-5 years	0% – 5%
Furniture and office equipment	3-5 years	0% – 5%
Machinery	6-10 years	0% – 5%
Buildings	38-44 years	5%
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term	0%

Repairs and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included in the 'other operating income (expense), net' of the consolidated statement of operations.

(o) Intangible assets, net

Intangible assets and the related useful lives are as follows:

Item	Useful years
Internally developed software	From 3 years to 10 years
Trademark	10 years
Supplier relationship	10 years
Customer relationship	From 2 years to 10 years
Brand	From 3 years to 10 years
Technology	From 3 years to 5 years

Intangible assets are recorded at the cost to acquire these assets less accumulated amortization. Amortization of intangible assets is computed using the straight-line method over their estimated useful lives.

For internally developed software, the Group expenses all internal-use software costs incurred in the preliminary project stage and capitalized direct costs associated with the development of internal-use software. The internally developed software consisted mainly of order management, customer management and retailing solution systems.

Trademark, supplier relationship, customer relationship, brand, and technology are acquired from the Group's business combinations.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(p) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisition of interests in a subsidiary. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired.

The Company perform the ongoing annual impairment test for goodwill at the end of the fourth quarter. The Company may elect to perform qualitative assessment for the reporting units containing goodwill to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a qualitative assessment is not performed, or if as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded. The impairment loss charged will be limited to the amount of goodwill allocated to that reporting unit.

(q) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and assumptions including future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may differ from actual results. No impairment was recognized for any of the years ended December 31, 2023, 2024 and 2025.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r) Revenue

The Group provides brand e-commerce solutions to its brand partners and runs brand management operation. And its revenues are derived principally from product sales and provision of services.

Product Sales

The Group generates product sales revenues primarily through selling products purchased from brand partners and/or their authorized distributors to customers under the distribution model. Under this model, the Group identifies one performance obligation which is to sell goods directly to the customers through online and offline stores it operates. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statement of operations, because (i) the Group rather than the brand partner, is primarily responsible for fulfilling the promise to provide the specified good; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; and (iii) the Group has discretion in establishing price.

Product sales revenue also includes selling products of own brands through both offline stores and online stores.

Product sales, net of discounts, return allowances, value added tax and related surcharges are recognized when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to customers. Return allowances, which reduce revenue, are estimated utilizing the most likely amount method based on historical data the Group has maintained and its analysis of returns by categories of products.

The majority of the Group's customers make online payments through third-party payment platforms when they place orders on websites of the Group's online stores. The funds will not be released to the Group's accounts by these third-party payment platforms until the customers accept the delivery of the products at which point the Group recognizes sales of products. A portion of the Group's customers pay upon the receipt of products. The Group records a receivable on the balance sheet with respect to cash held by third-party delivery service providers (i.e. couriers).

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r) Revenue (Continued)

Services

The Group acts as a service provider, under the consignment or service fee model, to facilitate its brand partners' online sales of their branded products with the performance obligations to provide a variety of E-commerce services, which may include any combination of IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment services. Each type of the services provided is considered as one performance obligation as they are distinct from other services. Most of the Group's service contracts include multiple performance obligations. The Group charges its brand partners a combination of fixed fees and/or variable fees based on the value of merchandise sold, number of orders fulfilled or other variable factors. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines the stand-alone selling price based on the prices charged to comparable customers or expected cost plus margin.

Revenue generated from IT solutions such as one-time online store design and setup services is recognized when the services are rendered while revenue generated from other types of services are recognized over the service term. The Group applies the practical expedient to recognize revenue from the services, except for one-time online store design and setup services, in the amount which the Group has a right to invoice on a monthly basis with a credit period of one month to four months.

All the costs that the Group incurs in the provision of services are classified as operating expenses on the consolidated statement of operations.

Gross versus Net Revenue Recognition

The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. Our service revenue, which primarily derived from consignment model, is recorded net of the cost of goods sold as we generally act as an agent in these transactions.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r) Revenue (Continued)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

The Group sometimes receives advance payments from consumers before the service is rendered, which is recorded as advance from customers included in the accrued expenses and other current liabilities on the consolidated balance sheet.

Especially in Brand Management segment, customer purchases of gift cards are not recognized as sales until the card is redeemed and the customer purchases merchandise using the gift card. While a certain number of gift cards, will not be fully redeemed. Management estimates unredeemed balances and recognizes as revenue for these amounts.

Practical Expedients and Exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Group recognizes revenue at the amount it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

(s) Cost of products

Cost of product consists of the purchase price of products and inbound shipping charges, inventory write-downs, design cost and royalty fee. Shipping charges to receive products from the suppliers are included in the inventories and recognized as cost of products upon sale of the products to the customers. Cost of products does not include other direct costs related to product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, etc. Therefore, the Group's cost of products may not be comparable to other companies which include such expenses in their cost of products.

(t) Rebates

Rebates are provided by brand partners under the distribution model and determined based on the product purchase volume on a monthly, quarterly or annual basis. The Group accounts for the volume rebates as a reduction to the price it pays for the products subject to the rebate determination. Volume rebates are estimated based on the Group's past experience and current forecasts and recognized as the Group makes progress towards the purchase threshold. Rebates are also provided as negotiated between the Group and its brand partners, which is recorded as reductions of cost of products in the consolidated statement of operations when the amounts are agreed by both parties.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(u) Fulfillment

Fulfillment costs represent shipping and handling expenses, payment processing and related transaction costs, rental expenses of leased warehouses, packaging material costs and costs incurred in outbound shipping, and operating and staffing of the Group's fulfillment and customer service center, including costs attributable to buying, receiving, inspecting and warehousing inventories and picking, packaging and preparing customer orders for shipment.

(v) Sales and marketing

Sales and marketing expenses consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees, costs for promotional materials and various store-related costs, such as the amortization of lease improvements and decoration and store rents, etc. Advertising costs are expensed as incurred.

Advertising and promotion costs are primarily related to the provision of marketing and promotion services to brand clients and consist of fees the Group pays to third party vendors for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB1,249,110, RMB1,684,828 and RMB2,248,670 for the years ended December 31, 2023, 2024 and 2025, respectively.

(w) Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, as well as costs associated with computers, storage and telecommunication infrastructure for internal use.

(x) General and administrative

General and administrative expenses consist of payroll related expenses for corporate employees, professional service fees, allowance for credit losses and other corporate overhead costs.

(y) Other operating income (expenses), net

Other operating incomes mainly consist of government subsidies.

Government subsidies consist of cash subsidies received by the Company's subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB92,895, RMB63,463 and RMB60,665 were included in other operating income (expenses), net for the years ended December 31, 2023, 2024 and 2025, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(z) Share-based compensation

The Company grants share options and restricted share units to eligible employees, management and directors and accounts for these Share-based awards in accordance with ASC 718 *Compensation – Stock Compensation*.

Employees' Share-based awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at grant date if no vesting conditions are required; or (b) over the requisite service period, net of estimated forfeitures.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

For modification of Share-based awards, the Company records the incremental fair value of the modified award as Share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards with any remaining unrecognized compensation expenses of the original awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

(aa) Income tax

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Group accounts for current income taxes on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

The Group accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations in the period of change.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(aa) Income tax (Continued)

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

(ab) Operating leases as lessee

Under the lease accounting standard, the Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheet at commencement date. The Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term.

The Company elected the practical expedient not to separate lease and non-lease components of contracts and the short-term lease exemption for all contracts with lease terms of 12 months or less.

In addition to fixed lease payments, some of our leases contain contingent lease payments based on a percentage of revenue or other variables. Contingent lease obligations are not included in the initial measurement of the lease asset or liability and are recognized as lease expense in the period that the contingency is resolved.

The land use right acquired in 2017 represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheet. The Company determines its land use right agreement contains an operating lease, and land use right is carried at cost less accumulated amortization and impairment losses.

Amortization has been provided on a straight-line basis over 44 years, the useful life of the land use right. The amortization expenses of the land use right were RMB1,026 for the years ended December 31, 2023, 2024, and 2025. As of December 31, 2025 the land use right has a remaining useful life of 36 years.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ac) Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, the Group's comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive income (loss).

(ad) Earnings (Loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of ordinary shares issuable upon the exercise of stock options and vest of restricted share units (using the treasury stock method).

(ae) Redeemable non-controlling interests

Redeemable non-controlling interests ("RNCI") represent interests of certain third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified in the "redeemable non-controlling interest" section of the consolidated balance sheet, outside of shareholders' equity. RNCI are initially recorded at the acquisition date fair value and subsequently are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the non-controlling interest's share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. When the non-controlling interests are currently redeemable or it is probable that the non-controlling interests that are not currently redeemable will become redeemable, the Group recognizes changes in the redemption price immediately as they occur.

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(af) Business combinations

U.S. GAAP requires that all business combinations to be accounted for under the acquisition method. Following the acquisition method, the cost of an acquisition is measured as the aggregate of the fair value at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of operations and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgments. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. The Company recognized a gain or loss on deconsolidation in the consolidated statement of operations calculated as the difference between (a) the sum of (i) fair value of consideration received, (ii) fair value of any retained non-controlling investment and (iii) carrying amount of non-controlling interest in the former subsidiary and (b) the carrying amount of the former subsidiary's net assets (including goodwill).

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ag) Treasury Stock

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When the treasury stock is retired, an excess of repurchase price over par is allocated between additional paid-in capital and retained earnings.

(ah) Segment information

Prior to January 31, 2023, the Group operates its business in a single segment. With the acquisition of Gap Shanghai, the Group recognized its operations into two segments: E-commerce segment and Brand Management segment. The segment information is set out in Note 27.

(ai) Recently issued accounting pronouncements

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842) — Common Control Arrangements ("ASU 2023-01"). It requires all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control through an adjustment to equity when the lessee no longer controls the use of the underlying asset. ASU 2023-01 is effective for the Company from January 1, 2024, with early adoption permitted. We adopted this standard on January 1, 2024, and such adoption did not have a material impact on our financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures ("ASU 2023-07"), requiring public business entities to provide disclosures of significant expenses and other segment items. The guidance also requires public entities to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. ASU 2023-07 is effective for the Company for annual periods from January 1, 2024, and for interim periods from January 1, 2025, with early adoption permitted. We adopted this standard in 2024 for annual period disclosures, and such adoption did not have a material impact on our financial statements.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ai) Recently issued accounting pronouncements (Continued)

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. We adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 17, Income Taxes for the inclusion of new disclosures required.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). The ASU requires expanded disaggregation of expenses in the income statement and is expected to have a material impact on the presentation of the Company's statement of operations. The ASU is effective for the Company for the year ending December 31, 2027. The Company is currently evaluating the effect of this ASU on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). The ASU clarifies the capitalization criteria for internal-use software costs and increases related disclosure requirements. The ASU is effective for the Company for the year ending December 31, 2028. The Company is evaluating the impact of this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). The ASU establishes accounting guidance for government grants received by business entities and converges the accounting for government grants with IFRS Accounting Standards. The ASU is effective for the Company for the year ending December 31, 2029. The Company is evaluating the impact of this ASU on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

3. REVENUE

For the years ended December 31, 2023, 2024 and 2025, substantially all of the Group's revenues were generated in the PRC. The disaggregated revenues by types, segments and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Year Ended December 31,		
	2023	2024	**2025**
	RMB	RMB	**RMB**
Product sales derived from:			
– E-Commerce, at point of time	2,092,215	1,999,572	**2,009,790**
– Brand Management, at point of time	1,264,987	1,469,561	**1,841,645**
– Inter-segment elimination	–	(2,205)	**(1,876)**
	3,357,202	3,466,928	**3,849,559**
Service revenue derived from			
– E-Commerce, over time	5,418,263	5,929,184	**6,152,425**
– E-Commerce, at point of time	110,638	141,515	**109,014**
	5,528,901	6,070,699	**6,261,439**
– Brand Management, over time	6,039	4,790	**3,773**
– Inter-segment elimination	(80,129)	(120,188)	**(169,288)**
	5,454,811	5,955,301	**6,095,924**
Total revenue	8,812,013	9,422,229	**9,945,483**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

3. REVENUE (CONTINUED)

Service revenue by type

	For Year Ended December 31,		
	2023	2024	**2025**
	RMB	RMB	**RMB**
– Online store operations	1,604,695	1,765,364	**1,912,010**
– Warehousing and fulfillment	2,194,469	2,189,181	**2,051,679**
– Digital marketing and IT solutions	1,735,776	2,120,944	**2,301,523**
– Inter-segment eliminations	(80,129)	(120,188)	**(169,288)**
Total revenues from services	5,454,811	5,955,301	**6,095,924**

Contract liabilities

The movement of the contract liabilities, which primarily consist of advances from customers for the years ended December 31, 2024 and 2025 were as follows:

	Advances from Customers
Opening Balance as of January 1, 2024	163,237
Net increase	10,532
Ending Balance as of December 31, 2024	173,769
Net increase	14,214
Ending Balance as of December 31, 2025	**187,983**

Revenues amounted to RMB155,544 and RMB170,372 were recognized in the years ended December 31, 2024 and 2025 respectively, that were included in the balance of advance from customers at the beginning of the respective year.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
Accounts receivable	2,160,714	**2,350,933**
Allowance for credit losses:		
Balance at beginning of the year	(124,737)	**(126,936)**
Additions	–	**(59,278)**
Reverse	915	**972**
Exchange adjustments	(3,535)	**7,176**
Write-offs	421	**296**
Balance at end of the period	(126,936)	**(177,770)**
Accounts receivable, net	2,033,778	**2,173,163**

In September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default. Management had previously provided an allowance of RMB93.3 million (US$13.1 million) of accounts receivable in connection with the default of this distributor in the past. Based on the latest progress of arbitration proceedings, management assessed the likelihood of recovery as remote and therefore provided additional allowance against the remaining carrying amount due from this distributor which is RMB52.9 million.

An aging analysis based of accounts receivable on the relevant invoice dates is as follows:

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
0-3 months	1,849,764	**2,015,506**
3-6 months	91,676	**108,953**
6-12 months	22,592	**28,552**
Over 1 year	196,682	**197,922**
Accounts receivable, gross	2,160,714	**2,350,933**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

5. INVENTORIES

Inventories consist of the following:

	As of December 31,	
	2024	2025
	RMB	RMB
Products	1,114,233	876,310
Packing materials and others	3,206	3,111
Inventories, net	1,117,439	879,421

Inventories write-downs of RMB152,904, RMB150,752 and RMB126,891 were recorded in cost of products in the consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025, respectively.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,	
	2024	2025
	RMB	RMB
Rebate receivable from suppliers	168,406	148,720
Value-added tax ("VAT") recoverable	140,798	81,027
Prepaid expenses	203,298	169,377
Deposits [1]	90,018	88,848
Interest receivables	53,833	42,788
Employee advances [2]	10,362	8,193
Others	57,376	37,031
Prepayment and other current assets	724,091	575,984

(1)   Deposits represent rental deposits and deposits paid to third-party platforms.

(2)   Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of December 31, 2024 RMB	As of December 31, 2025 RMB
Electronic devices	290,778	**300,567**
Vehicle	5,613	**3,348**
Furniture and office equipment	241,117	**252,095**
Leasehold improvement	517,192	**435,948**
Machinery	117,136	**121,109**
Buildings	405,520	**405,520**
Total	1,577,356	**1,518,587**
Accumulated depreciation and amortization	(755,127)	**(759,884)**
Property and equipment, net	822,229	**758,703**

Depreciation and amortization expenses were RMB166,803, RMB159,256 and RMB149,876 for the years ended December 31, 2023, 2024 and 2025, respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	As of December 31, 2024 RMB	As of December 31, 2025 RMB
Internally developed software	447,705	**495,004**
Trademark	976	**976**
Supplier relationship	15,620	**15,620**
Customer relationship	206,000	**184,800**
Brand	26,400	**12,100**
Technology	19,500	**16,200**
Accumulated amortization	(358,894)	**(401,776)**
Intangible assets, net	357,307	**322,924**

Amortization expenses for intangible assets were RMB83,799, RMB84,569 and RMB70,839 for the years ended December 31, 2023, 2024 and 2025, respectively.

Estimated amortization expenses of the existing intangible assets for the next five years are RMB46,055, RMB44,004, RMB40,939, RMB27,859 and RMB16,845, respectively.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

9. BUSINESS ACQUISITION AND DECONSOLIDATION

(a) Acquisition of Gaipu (Shanghai) Commercial Co., Ltd. ("Gap Shanghai", formerly known as Gap (Shanghai) Commercial Co., Ltd.)

Gap Shanghai was wholly owned by Gap Inc. ("Gap"), America's specialty apparel company, offering apparel, accessories, and personal care products for women, men, and children. It has been operating since the opening of its first China store in 2010. In February 2023, the Group acquired 100% equity interest of Gap Shanghai for a total cash consideration of RMB176,385.

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities as of the date of acquisition is summarized as follows:

	Amounts
Total cash consideration	176,385
Total assets	960,230
Total liabilities	(780,377)
Total net assets	179,853
Gain on acquisition of a subsidiary	(3,468)

(b) Acquisition and deconsolidation of Shanghai Mansen Brand Management Co., Ltd ("Shanghai Mansen")

Shanghai Mansen is committed to creating a beauty and health brand that conforms to the health and ecological management of Chinese consumers. In April 2023, the Group acquired 51% equity interest of Shanghai Mansen for a total cash consideration of RMB32,640 and recognized a goodwill of RMB10,588.

On September 2, 2025, the Group entered into an equity transfer agreement with a third party pursuant to which the Group transferred 41% equity interests in Shanghai Mansen Brand Management Co., Ltd. ("Mansen") to the counterparty, with the corresponding consideration being RMB4,760. As of December 31, 2025, the Group had 33.52% equity interests as well as debt investments in Shanghai Mansen which in aggregate amounted to RMB156,004 before impairment. The Group recognized impairment losses of RMB151,626 and RMB3,878 for the debt investments and equity investments respectively in 2025, which were recorded in "impairment loss of investments". Further in March 2026, the Group entered into an agreement with the third party to transfer all of its remaining equity interests and loans in Shanghai Mansen for a total consideration of RMB500.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

9. BUSINESS ACQUISITION AND DECONSOLIDATION (CONTINUED)

(c) Acquisition and deconsolidation of Hangzhou Baichen Technology Co., Ltd ("Hangzhou Baichen")

Hangzhou Baichen is committed to provision of professional comprehensive service specializing in digital marketing for renowned brands across the country. In October 2023, the Group increased its equity interest of Hangzhou Baichen to 51% for a total cash consideration of RMB3,112 and recognized a goodwill of RMB762.

On September 30, 2025, the Group entered into a capital reduction agreement with the other shareholders of Hangzhou Baichen. Pursuant to such agreement, the Group withdrew from Hangzhou Baichen by means of capital reduction, with the consideration for the withdrawal amounting to RMB3,370, and consequently recognized a loss of RMB2,527 for the year ended December 31, 2025.

(d) Acquisition of Zhejiang Location Information Technology Co., Ltd. ("Zhejiang Location", formerly known as Hangzhou Location Information Technology Co., Ltd.)

Zhejiang Location primarily specializes in offering integrated Douyin and cross-platform content-driven e-commerce and marketing solutions. In April 2024, the Group acquired 51% equity interest of Zhejiang Location for a total consideration of RMB75,885 and recognized a goodwill of RMB56,869.

The following table summarizes the consideration paid for acquisition of Zhejiang Location and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of non-controlling interests in Zhejiang Location

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

9. BUSINESS ACQUISITION AND DECONSOLIDATION (CONTINUED)

(d) Acquisition of Zhejiang Location Information Technology Co., Ltd.(''Zhejiang Location", formerly known as Hangzhou Location Information Technology Co., Ltd.) (Continued)

	Amounts
Consideration	
Cash	43,795
Contingent consideration arrangement – current	32,090
Fair value of total consideration transferred	75,885
Recognized amounts of identifiable assets acquired and liabilities assumed	
Total assets	117,035
Total liabilities	(36,502)
Total identifiable net assets	80,533
Redeemable non-controlling interests in Zhejiang Location (see Note 19)	(48,962)
Non-controlling interests in Zhejiang Location	(12,555)
Goodwill	56,869
	75,885

The contingent consideration arrangement requires the Company to pay up to a maximum amount of RMB32.7 million (undiscounted) in cash to the original shareholders of Zhejiang Location upon the achievement of certain performance conditions specified in the respective investment agreement. The fair value of the contingent consideration arrangement was estimated by applying the income approach with significant unobservable inputs including a discount rate and expected achievement rate. As of December 31, 2025, the carrying amount of the consideration payables is RMB8,160, which is expected to be settled in 2026.

The fair value of non-controlling interests in Zhejiang Location was estimated by applying the income approach with significant unobservable inputs including projected revenue, growth rates and projected operating profits, discount rate and discount on the lack of control.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

9. BUSINESS ACQUISITION AND DECONSOLIDATION (CONTINUED)

(e) Deconsolidation of Shanghai Morefun Information Technology Co., Ltd. ("Morefun")

Morefun is a technology-oriented digital marketing solution provider in China e-commerce industry. In August 2021, the Group acquired 51% equity interest of Morefun for a total consideration of RMB45,900.

On September 10, 2025, the Group entered into a capital reduction agreement with the other shareholders of Morefun. Pursuant to the agreement, the Group disposed its equity interests in Morefun by way of capital reduction, with the corresponding consideration received amounting to RMB11,500. The Group recognized a disposal loss of RMB35,095 for the year ended December 31, 2025.

The transaction costs related to the above acquisitions were immaterial. The financial results of the acquired businesses, which are not material, have been included in the Company's consolidated financial statements for the period subsequent to their acquisitions. Pro forma information is not presented for the acquisitions as the impact to the consolidated financial statements is not material.

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don't qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes.

10. LONG-TERM INVESTMENTS

Long-term debt investments

Long-term debt investments primarily include held-to-maturity debt securities measured at amortized cost basis and certain debt investments under FVO election.

Held-to-maturity debt securities represent the note securities that the Group has positive intent and ability to hold to maturity with maturities of more than one year. As of December 31, 2025, the carrying amounts for the investments, net of nil allowance for credit losses are RMB87,340. The gross unrecognized holding gains on the investments were nil as of December 31, 2025. Interest income recorded on these held-to-maturity debt securities in the consolidated statements of comprehensive income were nil, nil and RMB3,449 for the years ended December 31, 2023, 2024 and 2025, respectively.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

10. LONG-TERM INVESTMENTS (CONTINUED)

Long-term debt investments (Continued)

The following table summarizes the net carrying amount of held-to-maturity debt securities with stated contractual dates, classified by the contractual maturity dates of the investments:

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
Due in 2 years through 5 years	–	**87,340**

As of December 31, 2025, the carrying amount of the investments under FVO election is RMB144,873. The fair value gain of RMB5,054 was recorded and presented in "unrealized investment (loss) income" in the consolidated statements of operations for the year ended December 31, 2025.

Long-term equity investments

Long-term equity investments consist of the followings:

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
Equity method investees	136,080	**129,705**
Equity securities measured at fair value	49,605	**27,349**
Equity securities without readily determinable fair values	156,002	**99,352**
	341,687	**256,406**

(a) Investments in equity method investees

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
Beijing Pengtai Baozun E-commerce Co., Ltd. (1)	55,553	**51,767**
Hunter Gcsea Limited (2)	76,945	**76,968**
Others (3)	3,582	**970**
Total	136,080	**129,705**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

10. LONG-TERM INVESTMENTS (CONTINUED)

(a) Investments in equity method investees (Continued)

(1) In January 2018, the Group invested RMB13,328 to establish an e-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. ("Beijing Pengtai") through a joint venture agreement. Baozun holds 49% equity interest and Beijing Pengtai holds 51% equity interest. Share of income in equity method investment of RMB9,483, RMB619 and RMB1,113 was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

(2) In October 2023, the Group entered into an agreement with ABG HUNTER LLC ("ABG") to form a joint venture company which is Hunter Gcsea Limited to expand ABG's portfolio of brands' business. Baozun holds 51% equity interest and ABG holds 49% equity interest. As the Group only has significant influence over Hunter Gcsea Limited, all major operational decisions required written consent from the other shareholder, it is accounted for under the equity method of accounting. Share of income in equity method investment of nil, RMB9,855 and RMB9,819 was recognized for years ended December 31, 2023, 2024 and 2025, respectively.

(3) The Group identified impairment indicators over certain equity accounted investees and accordingly, recognized other-than-temporary impairment losses of nil, RMB26,115 and nil for the years ended December 31, 2023, 2024 and 2025, respectively, which was included in share of loss of equity method investees in the consolidated statement of operation.

(b) Investments in equity securities measured at fair value

In January 2021, Baozun entered into a share purchase agreement with Amber International, an independent online marketing and enterprise data solutions provider in China and purchased 649,349 newly issued Class B ordinary shares ("Issued Class B Shares") of Amber International at an aggregate subscription price of approximately US$17.2 million. Holders of Class B ordinary shares of Amber International are entitled to 20 votes per share. Pursuant to the share purchase agreement with an existing shareholder of Amber International, Baozun purchased 2,471,468 American Depositary Shares ("ADSs") at an aggregate purchase price of approximately US$32.8 million. Two ADSs represent one Class A ordinary share of Amber International. Holders of Class A ordinary shares of Amber International are entitled to one vote per share. After the closing of the above transactions, Baozun acquired and beneficially owns approximately 4% of Amber International's total outstanding shares, representing approximately 10% total voting equity of Amber International. Since the Company cannot exert significant influence on the investee, the investment is recorded as equity securities measured at fair value. An unrealized investment gain of RMB65, gain of RMB15,030 and loss of RMB20,595 was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

In June 2021, the Group acquired 4,908,939 Class B preferred shares of Fosun Fashion Group (Cayman) Limited ("Fosun"), a private company, which represents 1.57% voting interests, at an aggregate subscription price of RMB76,716. The investment was not in-substance common stock, and the investment was recorded as equity securities without determinable fair value as of December 31, 2021. Fosun was renamed as Lanvin Group ("Lanvin") in October 2021. In December 2022, the Group further acquired 300,000 ordinary shares of Lanvin with a consideration of RMB21,170. On December 15, 2022, Lanvin got listed on New York stock Exchange by SPAC and the 4,908,939 Class B preferred shares were converted into 1,321,790 ordinary shares. The investment was measured at fair value and an unrealized investment loss of RMB68,096, loss of RMB10,179 and loss of RMB1,030 was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

10. LONG-TERM INVESTMENTS (CONTINUED)

(c) Investments in equity securities without readily determinable fair values

Investments in equity securities without readily determinable fair value were RMB156,002 and RMB99,352 as of December 31, 2024 and 2025, respectively. The carrying amount of the investments as of December 31, 2025 is composed by investments in three private companies. These investments do not have a readily determinable fair value and are accounted for as equity securities without readily determinable fair value.

The Group is required to perform an impairment assessment of its investment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group recognized impairment losses of RMB nil, RMB14,403, and RMB61,791 for the years ended December 31, 2023, 2024 and 2025, respectively.

11. GOODWILL IMPAIRMENT

The changes in the carrying amount of goodwill of E-Commerce segment for the years ended December 31, 2024 and 2025 were as follows:

	E-Commerce Segment RMB
Balance at January 1, 2024	
Goodwill	360,831
Accumulated impairment loss	(48,367)
	312,464
Goodwill acquired during the year	56,869
Impairment losses	(6,934)
Balance at December 31, 2024	
Goodwill	417,700
Accumulated impairment loss	(55,301)
	362,399
Goodwill disposed during the year	**(69,678)**
Impairment losses	**(18,395)**
Balance at December 31, 2025	
Goodwill	**348,022**
Accumulated impairment loss	**(73,696)**
	274,326

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

11. GOODWILL IMPAIRMENT (CONTINUED)

RMB35,212, RMB6,934 and RMB18,395 of impairment loss recognized in aggregate for the E-commerce segment for the years ended December 31, 2023, 2024 and 2025, respectively. The International and eFashion reporting units, which are parts of E-commerce segments were tested for impairment of goodwill by quantitative analysis in the fourth quarter of 2025. Due to the sensitivity of the operation of the International reporting unit to changes in the economy, the Group recognized a goodwill impairment loss of RMB18,395 in the International reporting unit for the year ended December 31, 2025. The fair value of these reporting units were estimated under income approach using the expected present value of future cash flows.

There was no goodwill assigned to Brand Management segment.

12. SHORT-TERM LOAN

The short-term loans as of December 31, 2024 and 2025 were as follows:

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
Short-term loan		
Short-term bank borrowings	1,220,957	**1,207,773**

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide for revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,890,000 and RMB3,632,000 as of December 31, 2024 and 2025, respectively, which can only be used to maintain daily operation.

As of December 31, 2024, the Group had utilized credit facilities in amount of RMB936,454, RMB133,051 and RMB427,621 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,392,874 of the credit facilities was available for future borrowing as of December 31, 2024. The credit facilities expired during the period from January to December 2025.

As of December 31, 2025, the Group had utilized credit facilities in amount of RMB1,012,928, RMB128,282 and RMB386,245 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,104,545 of the credit facilities was available for future borrowing as of December 31, 2025. The credit facilities will expire during the period from January to December 2026.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
Logistics expenses accruals	227,234	**206,182**
Contract liabilities	173,769	**187,983**
Outsourced labor cost payable	91,023	**105,874**
Salary and welfare payable	177,477	**331,955**
Professional fee accruals	18,433	**22,466**
Marketing expenses accruals	244,706	**348,307**
Other tax payable	44,627	**43,154**
Sales return accrual	26,368	**15,658**
Consideration payables in relation to business combinations	60,782	**10,064**
Others	105,128	**87,746**
Accrued expenses and other current liabilities	1,169,547	**1,359,389**

14. ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consist of the following:

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
Accounts payable	620,679	**466,081**
Notes payable	461,179	**335,171**

An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
0-12 months	620,679	**466,081**
Over 1 year	–	**–**
Accounts payable, gross	620,679	**466,081**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

14. ACCOUNTS AND NOTES PAYABLE (CONTINUED)

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
0-12 months	461,179	**335,171**
Over 1 year	–	**–**
Notes payable, gross	461,179	**335,171**

15. DIRECTOR'S REMUNERATION

Directors' remuneration for the years ended December 31, 2024 and 2025, disclosed pursuant to the applicable Listing Rules and Hong Kong Companies Ordinance, is as follows:

	Year ended December 31, 2025					
	Directors' fee	Salaries and other allowances	Discretionary bonus	Share-based payment expenses	Retirement benefits scheme contributions	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Executive directors						
Mr. Vincent Wenbin Qiu	11,252	76	–	2,736	87	14,151
Mr. Junhua Wu	2,300	57	–	697	53	3,107
Mr. Satoshi Okada (resigned on December 31, 2025)	–	–	–	–	–	–
Dr. Jun Wang	–	–	–	–	–	–
Ms. Bin Yu (appointed on June 14, 2024)	–	–	–	27	–	27
Independent non-executive directors						
Mr. Yiu Pong Chan	414	–	–	27	–	441
Mr. Steve Hsien-Chieng Hsia	414	–	–	27	–	441
Mr. Benjamin Changqing Ye	414	–	–	27	–	441
Total	14,794	133	–	3,541	140	18,608

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

15. DIRECTOR'S REMUNERATION (CONTINUED)

	Year ended December 31, 2024					
	Directors' fee RMB	Salaries and other allowances RMB	Discretionary bonus RMB	Share-based payment expenses RMB	Retirement benefits scheme contributions RMB	Total RMB
Executive directors						
Mr. Vincent Wenbin Qiu	11,679	75	–	16,237	87	28,078
Mr. Junhua Wu	219	75	–	4,764	71	5,129
Mr. Satoshi Okada	–	–	–	–	–	–
Dr. Jun Wang (appointed on June 14, 2024)	–	–	–	–	–	–
Ms. Bin Yu (appointed on June 14, 2024)	–	–	–	170	–	170
Ms. Yang Liu (resigned on May 30,2024)	–	–	–	–	–	–
Independent non-executive directors						
Mr. Yiu Pong Chan	430	–	–	170	–	600
Mr. Steve Hsien-Chieng Hsia	430	–	–	170	–	600
Mr. Benjamin Changqing Ye	430	–	–	170	–	600
Total	13,188	150	–	21,681	158	35,177

The executive directors' emoluments shown above were for their services in connection with the management of the affairs of the Company and the Group.

The independent non-executive directors' emoluments shown above were for their services as directors of the Company.

There was no arrangement under which a director or the chief executive waived or agreed to waive any remuneration during the year.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

16. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees for the years ended December 31, 2024 and 2025, included in the following number of directors and non-directors.

	As of December 31,	
	2024	**2025**
	No. of employees	**No. of employees**
Directors	2	**2**
Non-directors	3	**3**
Total	5	**5**

Details of the remuneration for the years ended December 31, 2024 and 2025, of the five highest paid employees who are non-directors as follows:

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
Salaries, bonus and other emoluments	17,899	**7,513**
Share-based compensation	10,868	**141**
Retirement benefits scheme contributions	81	**179**
Welfare, medical and other benefits	55	**189**
Total	28,903	**8,022**

The number of the highest paid employees who are not the directors of the Company whose remuneration fell within the following bands is as follows:

	As of December 31,	
	2024	**2025**
	No. of employees	**No. of employees**
HKD2,500,001 to HKD3,000,000	–	**2**
HKD3,000,001 to HKD3,500,000	–	**1**
HKD6,000,001 to HKD6,500,000	1	**–**
HKD8,500,001 to HKD9,000,000	1	**–**
HKD16,000,001 to HKD16,500,000	1	**–**
Total	3	**3**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

17. INCOME TAX

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company's subsidiaries incorporated in Hong Kong, the profits tax rate is calculated at 16.5% of the estimated assessable profits for the year, except for one subsidiary of the Company which is a qualifying corporation under the two-tiered Profits Tax rate regime. For this subsidiary, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), the Company's subsidiaries and VIEs domiciled in the PRC are subject to 25% statutory rate. According to National Tax Letter 2009 No. 203, if an entity is certified as a "High and New Technology Enterprise" ("HNTE"), it is entitled to a preferential income tax rate of 15%. For the year ended December 31, 2025, three subsidiaries of the Company were certified as HNTEs, thus applied 15% tax rate.

Taxation for other overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Many countries and jurisdictions have enacted new tax laws to implement the Pillar Two model rules published by the Organization for Economic Cooperation and Development ("OECD") effective from January 1, 2024. The OECD's Pillar Two initiative introduced a 15% global minimum tax applied on a jurisdiction-by-jurisdiction basis. The Group considers the current impact of the adoption of a global minimum effective tax is not material. The Group continues to monitor regulatory developments, as well as additional guidance from the OECD and continues to evaluate the impact.

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Principal Accounting Policies, effective for the year ended December 31, 2025, we adopted ASU 2023-09 and applied the disclosure requirements prospectively:

As the statutory income tax rate in the Cayman Islands, the country of domicile of the Company, is at 0%, we determine the PRC as the de facto country of domicile and use the statutory income tax rate of the PRC in the rate reconciliation for purpose of applying the income tax disclosure requirements throughout ASC Topic 740 because we have the most significant operations in the PRC.

PRC and foreign income (loss) before taxes are set forth below:

	For Year Ended December 31, 2025 RMB
PRC	**(92,947)**
Other Foreign Jurisdictions	**(107,816)**
	(200,763)

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

17. INCOME TAX (CONTINUED)

The details of our income tax provision (benefit) are set forth below:

	For Year Ended December 31, 2025 RMB
Current:	
PRC	54,323
Foreign	12,422
	66,745
Deferred:	
PRC	(47,519)
Foreign	(9,319)
	(56,838)
Total provision for income taxes	9,907

The reconciliation of income taxes calculated at the PRC statutory rate to our effective tax rate is set forth below:

	For Year Ended December 31, 2025	
	Amount	Percent
PRC Statutory tax rate	(50,191)	25.0%
Foreign tax effects		
Hong Kong		
Statutory tax rate difference between Hong Kong and PRC	2,757	(1.4)%
Changes in valuation allowances	2,683	(1.3)%
Non-deductible impairment loss of goodwill	3,036	(1.4)%
Others	(1,300)	0.6%
Singapore		
Statutory tax rate difference between Singapore and PRC	4,938	(2.5)%
Changes in valuation allowances	9,785	(4.9)%
Others	714	(0.4)%
Other foreign jurisdictions	3,798	(1.9)%
Research and development super deduction	(10,177)	5.1%
Non-taxable or non-deductible items	8,581	(4.3)%
Effect of preferential tax benefit	(10,740)	5.3%
Changes in valuation allowances	37,086	(18.5)%
Return to provision adjustments	5,381	(2.7)%
Withholding tax	3,534	(1.8)%
Others	22	0.2%
	9,907	(4.9)%

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

17. INCOME TAX (CONTINUED)

The details of 2025 deferred tax assets (liabilities) are set forth below:

	2025		
	Assets	**Liabilities**	**Total**
Operating losses and tax credit carryforwards	**517,924**	**–**	**517,924**
Accrued expenses	**105,561**	**–**	**105,561**
Inventory write-down	**47,508**	**–**	**47,508**
Impairment of equity investments	**19,673**	**–**	**19,673**
Allowance for credit losses	**61,496**	**–**	**61,496**
Employee compensation and benefits	**1,850**	**–**	**1,850**
Lease	**177,924**	**(158,602)**	**19,322**
Intangible assets	**–**	**(22,981)**	**(22,981)**
Valuation Allowance	**(489,080)**	**–**	**(489,080)**
Net deferred tax assets (liabilities)	**442,856**	**(181,583)**	**261,273**

The effect of the tax holiday on the income per share is as follows:

	For Year Ended December 31,		
	2023 RMB	2024 RMB	**2025** **RMB**
Tax saving amount due to preferential tax rates	1,993	10,132	**10,740**
Income per share effect-basic	0.01	0.06	**0.06**
Income per share effect-diluted	0.01	0.06	**0.06**

Cash paid for income taxes, during the year ended December 31, 2025 was as follows:

	For Year Ended December 31, 2025
PRC	**53,767**
Other Foreign Jurisdictions	**4,650**
	58,417

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

17. INCOME TAX (CONTINUED)

The current and deferred portion of income tax expenses included in the consolidated statement of operations, which were substantially attributable to the Group's PRC subsidiaries prior to the adoption of ASU 2023-09 are as follows:

	For Year Ended December 31,	
	2023	2024
	RMB	RMB
Current tax	57,594	61,628
Deferred tax	(45,591)	(40,889)
Income tax expense	12,003	20,739

Reconciliation of the differences between the PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2023 and 2024 prior to the adoption of ASU 2023-09 are as follows:

	For Year Ended December 31,	
	2023	2024
Statutory income tax rate	25.00%	25.00%
Non-deductible share-based compensation	(11.92)%	(20.50)%
Effect of tax rates in different tax jurisdiction	(4.79)%	(31.87)%
Effect of preferential tax rate	0.92%	(11.75)%
Research and development super deduction	7.40%	13.04%
HK tax-free interest income	3.51%	6.56%
Changes in valuation allowance and others	(25.65)%	(2.78)%
Effective income tax rate	(5.53)%	(22.30)%

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

17. INCOME TAX (CONTINUED)

The principal components of the deferred tax assets and liabilities for the years ended December 31, 2024 prior to the adoption of ASU 2023-09 are as follows:

	As of December 31, 2024 RMB
Deferred tax assets:	
Accrued expenses	88,137
Inventory write-down	51,667
Impairment of equity investments	14,305
Salary and welfare payable	1,890
Allowance for credit losses	21,890
Net operating loss carry forward	512,781
Lease	16,170
Less: valuation allowance	(472,332)
Deferred tax assets, net	234,508
Deferred tax liabilities:	
Identifiable intangible assets	(32,783)
Deferred tax liabilities	(32,783)

The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgements and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The Group provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2024 and 2025 respectively, as management is not able to conclude that the future realization of such deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB2,218,872 and RMB2,207,677 as of December 31, 2024 and 2025 respectively, for the Group's certain subsidiaries.

17. INCOME TAX (CONTINUED)

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%. The Group is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

As of December 31, 2024 and 2025, accumulated deficits of Company's subsidiaries and VIE located in PRC were RMB2,349,005 and RMB2,435,538, respectively. The Company's PRC subsidiaries' retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

18. OPERATING LEASE LIABILITIES

The Group generally enters into lease agreements for office premise, warehouses and stores. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. Some of the lease agreements contain renewal options. Such options are accounted for only when it is reasonably certain that the Group will exercise the options. Most of the lease payments under E-commerce segment are fixed. The lease payments under Brand Management segment are typically payable in one of three ways: (i) fixed rental; (ii) the higher of a fixed base rental or a percentage of the store's sale; or (iii) a percentage of the store's sale.

The following table discloses the weighted-average remaining lease term and weighted-average discount rate for the Group's leases:

	Year ended December 31,	
Lease Term and Discount Rate	2024	**2025**
Weighted-average remaining lease term:		
– Operating leases	4.30 years	**3.93 years**
Weighted-average discount rate:		
– Operating leases	6.13%	**6.03%**

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

	Operating lease RMB
2026	274,512
2027	192,099
2028	129,399
2029	96,024
2030	77,296
Thereafter	49,858
Total lease commitment	819,188
Less: imputed interest	(89,878)
Total operating lease liabilities	729,310
Less: current operating lease liabilities	(239,712)
Long-term operating lease liabilities	489,598

As of December 31, 2025, the future lease payments for short-term operating leases that are not capitalized as right-of-use assets were RMB3,898.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

18. OPERATING LEASE LIABILITIES (CONTINUED)

Supplemental cash flow information related to leases for the years ended December 31, 2024 and 2025 is as follows:

	For Year Ended December 31,		
	2023	2024	**2025**
	RMB	RMB	**RMB**
Cash paid for amounts included in measurement of liabilities:			
Operating cash flows from operating leases	432,477	362,289	**294,383**
Right-of-use assets obtained in exchange for lease liabilities:			
Operating leases	429,788	122,728	**103,930**

During the three years ended December 31, 2023, 2024 and 2025, the Group incurred operating lease costs of RMB447,126, RMB385,953 and RMB311,789 (excluding RMB15,653 for short-term leases not capitalized as right-of-use assets), respectively. During the three years ended December 31, 2023, 2024 and 2025, the Group incurred variable lease costs expenses of RMB20,276, RMB16,361 and RMB14,793, respectively.

19. REDEEMABLE NON-CONTROLLING INTERESTS

In August 2021, the Group acquired 51% equity interest of Morefun and obtained the controlling interest accordingly. Pursuant to the share purchase agreement, the Group has the right and obligation to purchase an additional Morefun's 22% equity interest from the founders in the event that Morefun achieves the performance target stipulated in the agreement for the following three years. As the redemption of the non-controlling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group's consolidated balance sheet. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and recognize changes in the redemption value immediately as they occur subsequently. As of June 30, 2024, Morefun did not achieve the performance target stipulated in the agreement, so the Group exempted from the purchase obligation and the non-controlling interests is no longer redeemable. The carrying amount of redeemable non-controlling interest in Morefun was reclassified to non-controlling interest in permanent equity.

In October 2021, Cainiao Smart Logistics Investment Limited ("Cainiao") entered into a shareholder agreement with Baozun Inc. and acquired 30% equity interest of Baotong Inc., a subsidiary of the Group with the total consideration of US$217.9 million, equivalent to RMB1,392.5 million.

Pursuant to the shareholder agreement, the pre-money valuation of Baotong shall be subject to adjustment in accordance with the achievement percentage of FY2022 target net profit of Baotong. Since Baotong's net profit of FY2022 was less than the target net profit, Baozun was obliged to compensate Cainiao by cash or shares of Baotong or a combine of both. Therefore, a derivative liability of US$52.8 million, equivalent to RMB364.8 million, was recorded as of December 31, 2022. Upon the further agreement between Cainiao and the Group in 2023, the compensation was finalized and the adjustment of US$3.4 million, equivalent to RMB24.5 million, to the derivative liability was recorded with a corresponding fair value gain recognized in the consolidated statement of operations for the year ended December 31, 2023.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

19. REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

Subsequently in 2023, the derivative liability has been settled with the combination of cash of US$10.2 million, equivalent to RMB74.0 million, and 7% share of Baotong's equity to non-controlling shareholder with designated value of RMB100.8 million, with a gain of RMB182.2 million as additional paid-in capital of the Group.

In addition, according to the agreement, if certain triggering events occur, Cainiao has the right to exercise a put option requiring Baozun to redeem Baotong's shares within 12 months starting from August 2024, at a price equal to the initial investment plus an internal rate of 6%. In July 2025, Cainiao did not exercise this put option and the put option of Cainiao has expired. The carrying amount of redeemable non-controlling interest in Cainiao was reclassified to non-controlling interest in permanent equity.

In April 2024, the Group completed its acquisition of 51% equity interests in Zhejiang Location, a Hangzhou-based Douyin partner specializing in apparel and accessories categories. Pursuant to the share purchase agreement, the Group should acquire additional 24% and 15% equity interest in Location from initial shareholders of Location upon the achievement of 2025 and 2026 performance conditions as defined in the share purchase agreement, respectively. As the redemption of the non-controlling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group's consolidated balance sheet. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and subsequently adjusted to the redemption value at each reporting date.

The following tables provides details of the redeemable non-controlling interest activity for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,		
	2023	2024	**2025**
	RMB	RMB	**RMB**
Balance as of January 1	1,438,082	1,584,858	**1,670,379**
Net income attributable to redeemable non-controlling interest	45,969	48,804	**19,146**
Settlement of derivative liabilities with shares	100,807	–	**–**
Adjustment of the redeemable non-controlling interest	–	5,325	**(964)**
Redeemable non-controlling interest arising from business acquisition	–	48,962	**–**
Transfer from redeemable non-controlling interest to non-controlling interest	–	(17,570)	**(1,630,942)**
Balance as of December 31	1,584,858	1,670,379	**57,619**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

20. ORDINARY SHARES AND TREASURY STOCK

In January 2024, the Company announced a share repurchase plan with a maximum amount of US$20 million over the next 12 months. For the years ended 2024 and 2025, the Company repurchased 4,777,000 ADSs (representing 14,331,000 Class A ordinary shares) and 490,476 ADSs (representing 1,471,428 Class A ordinary shares) from the market with cash consideration of US$13.3 million and US$1.4 million in aggregate, respectively. 2,533,803 outstanding treasury shares were cancelled during the year 2025.

For the years ended December 31, 2023, 2024 and 2025, 4,801,007, 7,766,705 and 1,149,720 share options and restricted share units were exercised and vested to Class A ordinary shares, respectively.

21. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For Year Ended December 31,		
	2023	2024	**2025**
	RMB	RMB	**RMB**
Numerator:			
Net loss	(222,776)	(138,384)	**(199,580)**
Net loss (income) attributable to non-controlling interests	(9,677)	1,990	**(23,374)**
Net income attributable to redeemable non-controlling interests	(45,969)	(48,804)	**(19,146)**
Net loss attributable to ordinary shareholders of Baozun Inc.	(278,422)	(185,198)	**(242,100)**
Net loss per share attributable to ordinary shareholders of Baozun Inc.			
Basic	(1.56)	(1.03)	**(1.40)**
Diluted	(1.56)	(1.03)	**(1.40)**
Net loss per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.			
Basic	(4.68)	(3.09)	**(4.19)**
Diluted	(4.68)	(3.09)	**(4.19)**
Shares (Denominator):			
Weighted average number of ordinary shares			
Basic	178,549,849	179,678,986	**173,480,754**
Diluted	178,549,849	179,678,986	**173,480,754**

During the years ended 2023, 2024 and 2025, the Group had 8,502,786, 3,379,002 and 1,152,135 outstanding restricted share units and options respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

22. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2025:

Name of related parties	Relationship with the Group
Beijing Pengtai Baozun E-commerce Co., Ltd. ("Pengtai")	Equity method investee of the Group
Hangzhou Juxi Technology Co., Ltd. ("Juxi")	Equity method investee of the Group
Jiangsu Shanggao Supply Chain Co., Ltd. ("Shanggao")	Equity method investee of the Group
Signify Lighting Technology (Shanghai) Co., Ltd. ("Signify")	Equity method investee of the Group
Laifeng Brand Management (Shanghai) Co., Ltd. ("Laifeng")	Equity method investee of the Group
Jiangsu Creaway Supply Chain Management Co., Ltd. ("Creaway Group")	Non-controlling shareholder of BolTone, one subsidiary of the Group
Changsha Benwei Fresh Food Brand Management Co., Ltd. ("Benwei")	Equity investee of the Group
Aoxue Culture Communication (Beijing) Co., Ltd. ("AX")	Equity investee of the Group
Sesame Blooming Limited ("Sesame")	Equity investee of the Group

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

22. RELATED PARTY TRANSACTIONS (CONTINUED)

(a) The Group entered into the following transactions with its related parties:

	For Year Ended December 31,		
	2023	2024	**2025**
	RMB	RMB	**RMB**
Revenue derived from:			
Product sales revenue generated from Alibaba Group [(1)]	8,607	2,779	**–**
Warehousing service revenue generated from Alibaba Group [(1)]	70,566	50,553	**–**
Store operation service revenue generated from Alibaba Group [(1)]	5,728	2,210	**–**
IT service revenue generated from Pengtai	–	–	**163**
Store operation service revenue generated from Pengtai	5,232	2,079	**–**
Store operation service revenue generated from Signify	6,493	3,942	**1,507**
Store operation service revenue generated from Kewei[(1)]	2,985	–	**–**
Logistic service revenues collected by Creaway Group	12,814	10,926	**558**
Logistic service revenues generated from Creaway Group	1,363	18,180	**9,333**
Store operation service revenue generated from Aoxue	1,522	2,771	**2,478**
Store operation service revenue generated from Benwei	5,375	1,477	**–**
Others	1,210	192	**–**
	113,288	92,330	**14,039**
Service fees:			
Marketing and platform service fees paid to Alibaba Group	278,938	167,356	**–**
Logistic service fees paid to Alibaba Group	38,373	7,153	**–**
Outsourcing labor cost paid to Juxi	6,493	203	**–**
Marketing and platform service fees paid to Kewei[(1)]	16,337	–	**–**
Logistic service expenses advanced by Creaway Group	1,330	647	**390**
Logistic service expenses paid to Creaway Group	2,902	5,429	**7,307**
Logistic service expenses paid to BBD[(1)]	718	–	**–**
IT service fees paid to Alibaba Group	12,755	4,860	**–**
Others	4,586	1,418	**–**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

22. RELATED PARTY TRANSACTIONS (CONTINUED)

(b) The Group had the following balances with its related parties:

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
Amounts due from Signify	1,383	**57**
Amounts due from Creaway Group [2]	4,610	**5,809**
Amounts due from Aoxue	1,023	**365**
Amounts due from Benwei	2	**2**
Others	3	**2**
Total amount due from related parties	7,021	**6,235**
Amounts due to Creaway Group [2]	3,124	**1,087**
Others	2,245	**445**
Total amount due to related parties	5,369	**1,532**

(1) Alibaba Group Holding Limited ("Alibaba Group") was previously the ordinary shareholders of the Company, who held approximately 14.4% of the total number of issued shares of the Company. On May 30, 2024, Alibaba Group sold these shares to Champion Kerry via a share sales and purchase agreement and then ceased to be a related party of the Group, while Champion Kerry became a related party of the Group since then.

Alibaba Group is still a connected party as defined in Chapter 14A of the Main Board Listing Rules of the Stock Exchange of Hong Kong Limited as of December 31, 2025.

Shanghai Kewei E-commerce Co., Ltd. (Kewei) became our related party as an e-commerce joint venture in June 2020. The Company disposed its investment in Kewei in April 2025, and Kewei was no longer a related party of the Company as of December 31, 2025.

Baobida IOT Technology (Suzhou) Co., Ltd. (BBD) became our related party as an associate in July 2022. The Company disposed its investment in BBD in June 2025, and BBD was no longer a related party of the Company as of December 31, 2025.

(2) The related party transactions in respect of Creaway Group above constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in the Directors' Report.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

23. COMMITMENTS

The Group has leases commitment, please refer to Note 18.

24. SHARE-BASED COMPENSATION

Share incentive plan

As of December 31, 2025, the Company had share incentive plans which were adopted in May 2014 and May 2015 and furtherly replaced by a share incentive plan adopted in October 2022 ("2022 Share Incentive Plan"), pursuant to which, various types of awards such as options, restricted shares, restricted share units, share payments and share appreciation rights are available to be granted.

Share options

A summary of option activities during the year ended December 31, 2025 is presented below:

	Number of Options	Weighted Average Exercise Price RMB	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options RMB	Weighted Average Grant-Date Fair Value USD
Outstanding, as of January 1, 2025	106,800	7.4	0.2	232	1.66
Forfeited	(1,467)				0.84
Exercised	(34,998)				3.36
Outstanding, as of December 31, 2025	70,335	10.5	0.1		0.83
Vested as of December 31, 2025	70,335	10.5	0.1		0.83
Exercisable as of December 31, 2025	70,335	10.5	0.1		0.83

No share options were granted during the years ended December 31, 2023, 2024 and 2025.

The aggregate intrinsic value of options exercised during the year ended December 31, 2025 was RMB228.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

24. SHARE-BASED COMPENSATION (CONTINUED)

Restricted share units

Under 2022 Share Incentive Plan, the Group granted 129,000 restricted share units to certain employees and senior management in 2025, which vest over a period from 3 months to 4 years. A summary of the restricted share units activities under the 2022 Share Incentive Plan during the year ended December 31, 2025 is presented below:

	Number of restricted share units	Weighted-average Grant-Date Fair Value
		RMB
Outstanding and unvested, as of December 31, 2024	3,272,202	15.12
Granted	129,000	8.98
Vested	(1,114,722)	22.53
Forfeited	(1,204,680)	11.04
Outstanding and unvested, as of December 31, 2025	1,081,800	11.30

The fair value of restricted share units granted was determined based on the fair value of the Company's ordinary shares on the grant date.

As of December 31, 2025, there were RMB14,019 unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 0.89 years.

The Group recorded compensation expenses of RMB103,449, RMB81,601 and RMB19,931 for both share options and restricted share units for the years ended December 31, 2023, 2024 and 2025, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Year Ended December 31,		
	2023	2024	**2025**
	RMB	RMB	**RMB**
Fulfillment	6,443	4,885	**1,011**
Sales and marketing	33,955	19,943	**3,661**
Technology and content	12,184	11,290	**2,006**
General and administrative	50,867	45,483	**13,253**
	103,449	81,601	**19,931**

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

25. EMPLOYEE BENEFIT PLANS

The Group's PRC subsidiaries are required by law to contribute certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB407,783, RMB372,164 and RMB412,366 for the years ended December 31, 2023, 2024 and 2025, respectively, for such benefits.

26. RESTRICTED NET ASSETS

The Company's subsidiaries and VIE, in accordance with the PRC Company Laws, must make appropriation from their after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profit as determined under PRC GAAP until such reserve has reached 50% of the registered capital of the respective company. Appropriation of the statutory public welfare fund and discretionary surplus fund are made at the discretion of the Company.

The appropriation to these reserves by the Group's PRC entities were RMB21,933, RMB13,450 and RMB6,508 for the years ended December 31, 2023, 2024 and 2025. The accumulated reserves as of December 31, 2023, 2024 and 2025 were RMB156,577, RMB170,008 and RMB176,516 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional-paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIE. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB3,424,947 as of December 31, 2025.

27. SEGMENT INFORMATION

(a) Description of segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the "CODM"), which is identified as the chief executive officer. The CODM regularly reviews the operation data, segment profits and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

After the acquisition of Gap Shanghai, being the first brand brought into Brand Management starting from February 1, 2023, the Group updated its operating segments structure into two operating segments, which are (i) E-commerce; (ii) Brand Management, in the purpose of better reflecting the business developments.

The following summary describes the operations in each of the Group's operating segment:

(i) **E-commerce** focuses on Baozun traditional business and comprises two business lines, BEC (Baozun E-commerce) and BZI (Baozun International).

   a> BEC includes our mainland China E-commerce businesses, such as brands' store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

   b> BZI includes our E-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan and South East Asia.

(ii) **Brand Management** engages in holistic brand management, encompassing strategy and tactic positioning, branding and marketing, retail and E-commerce operations, supply chain and logistics and technology empowerment to leverage our portfolio of technologies to forge into longer and deeper relationships with brands.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

27. SEGMENT INFORMATION (CONTINUED)

(b) Segments data

The table below provides a summary of the Group's reportable segment results for the years ended December 31, 2023, 2024, and 2025:

	For the year ended December 31,		
	2023	2024	**2025**
	RMB	RMB	**RMB**
Net revenues:			
E-Commerce	7,621,114	8,070,271	**8,271,229**
Brand Management	1,271,027	1,474,351	**1,845,418**
Inter-segment eliminations *	(80,128)	(122,393)	**(171,164)**
Total consolidated net revenues	8,812,013	9,422,229	**9,945,483**
****Adjusted Operating Profits (Losses):**			
E-Commerce	163,990	179,622	**219,320**
Brand Management	(187,663)	(168,767)	**(93,028)**
Inter-segment eliminations *	–	(210)	**(133)**
Total Adjusted Operating (Losses) Profits	(23,673)	10,645	**126,159**
Unallocated expenses:			
Share-based compensation expenses	(103,449)	(81,601)	**(19,931)**
Amortization of intangible assets resulting from business acquisition	(31,875)	(36,257)	**(31,128)**
Acquisition-related expenses	(12,171)	–	**–**
Cancellation fees of repurchased shares	–	(678)	**(150)**
Loss on variance from expected contingent acquisition payment	–	–	**–**
Impairment of goodwill	(35,212)	(6,934)	**(18,395)**
Total other (expenses) income	(10,646)	21,838	**(257,318)**
Loss before income tax	(217,026)	(92,987)	**(200,763)**

* The Inter-segment eliminations mainly consist of revenues from services provided by E-commerce to Brand Management.

** Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses, amortization of intangible assets resulting from business acquisition, cancellation fees of repurchased shares, loss on variance from expected contingent acquisition payment and impairment of goodwill.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

27. SEGMENT INFORMATION (CONTINUED)

(b) Segments data (Continued)

Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	For the year ended December 31,		
	2023	2024	**2025**
	RMB	RMB	**RMB**
E-Commerce	121,237	114,590	**106,031**
Brand Management	45,566	44,666	**43,845**
Total depreciation of property and equipment, net	166,803	159,256	**149,876**

The Group's Chief Operating Decision Maker does not evaluate the performance of the Group's assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Geographic Area Information

Geographic revenue information is based on the location of our customer operates. As the Group's customers are mainly located in the PRC and the Group revenues derived from within the PRC are RMB8,701,254, RMB9,310,046 and RMB9,811,645 for the years ended December 31, 2023, 2024 and 2025, respectively.

28. DIVIDEND

The Board did not recommend the distribution of any dividend for the years ended December 31, 2023, 2024 and 2025.

29. SUBSEQUENT EVENT

There was no event that has taken place subsequent to December 31, 2025 that may have a material impact on the Group's operating and financial performance.

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS Accounting Standards are as follows:

Reconciliation of consolidated statement of operations and comprehensive Income and balance sheet:

	For the year ended December 31, 2025						
Reconciliation of Consolidated Statement of Operations and Comprehensive Income	Amounts as reported under US GAAP	Share-based compensation (Note(i))	Operating leases (Note(ii))	Classification and measurement of RNCI (Note(iii))	Issuance Cost (Note(iv))	Investments measured at fair value (Note(v))	Amounts as reported Under IFRS Accounting Standards
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses:							
Fulfillment	(2,309,755)	455	28,465	–	–	–	(2,280,835)
Sales and marketing	(3,847,237)	1,556	839	–	–	–	(3,844,842)
Technology and content	(463,206)	689	–	–	–	–	(462,517)
General and administrative	(751,627)	13,679	23,459	–	–	–	(714,489)
Total operating expenses	(9,888,928)	16,379	52,763	–	–	–	(9,819,786)
Other income (expenses):							
Interest expense	(44,572)	–	(61,155)	–	–	–	(105,727)
Fair value change of financial instruments	–	–	–	(1,258)	–	–	(1,258)
Changes in value of financial liabilities	–	–	–	–	–	–	–
Fair value changes on investments measured at fair value through profit or loss	–	–	–	–	–	–	–
Net Income (loss) before income tax and share of income in equity method investment	(200,763)	16,379	(8,392)	(1,258)	–	–	(194,043)
Income tax expense	(9,907)	–	2,434	–	–	–	(7,473)
Net income (loss)	(199,580)	16,379	(5,958)	(1,258)	–	–	(190,417)
Net loss (income) attributable to redeemable non-controlling interests	(23,374)	–	–	23,374	–	–	–
Net (income) loss attributable to non-controlling interests	(19,146)	–	–	(23,374)	–	–	(42,520)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(242,100)	16,379	(5,958)	(1,258)	–	–	(232,937)

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (CONTINUED)

Reconciliation of consolidated statement of operations and comprehensive Income and balance sheet: (Continued)

	For the year ended December 31, 2025						
Reconciliation of Consolidated Statement of Operations and Comprehensive Income	Amounts as reported under US GAAP	Share-based compensation (Note(i))	Operating leases (Note(ii))	Classification and measurement of RNCI (Note(iii))	Issuance Cost (Note(iv))	Investments measured at fair value (Note(v))	Amounts as reported Under IFRS Accounting Standards
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Other comprehensive income, net of tax of nil:							
Foreign currency translation adjustment	(12,706)	–	(29)	–	–	–	(12,735)
Comprehensive income (loss)	(212,286)	16,379	(5,987)	(1,258)	–	–	(203,152)
Total comprehensive (income) loss attributable to redeemable non-controlling interests	(19,146)	–	–	23,374	–	–	8,999
Total comprehensive (income) loss attributable to non-controlling interests	(23,374)			(23,374)			(46,748)
Total comprehensive income (loss) attributable to ordinary shareholders of Baozun Inc.	(254,806)	16,379	(5,987)	(1,258)	–	–	(245,672)
Reconciliation of Consolidated Balance Sheet							
Operating lease right-of-use assets	651,660	–	(61,138)	–	–	–	590,522
Long-term equity investments	256,406	–	–	–	–	–	256,406
Deferred tax asset	284,254	–	13,107	–	–	–	297,361
TOTAL ASSETS	9,691,116	–	(48,031)	–	–	–	9,643,085
Accrued expenses and other current liabilities	466,081	–	–	–	–	–	466,081
Financial liabilities arising from equity contracts with non-controlling interests	–	–	–	56,570	–	–	56,570
TOTAL LIABILITIES	4,199,524	–	–	56,570	–	–	4,256,094
Redeemable non-controlling interests	57,619	–	–	(57,619)	–	–	–
Additional paid-in capital	4,639,555	5,908	–	(47,701)	35,652	–	4,633,414
Retained earnings (accumulated deficit)	(933,885)	(5,908)	(48,002)	(2,852)	(35,652)	–	(1,026,299)
Accumulated other comprehensive (loss) income	27,491	–	(29)	–	–	–	27,462
Total Baozun Inc. shareholders' equity	3,642,619	–	(48,031)	(50,553)	–	–	3,544,035
Non-controlling interests	1,791,354	–	–	51,602	–	–	1,842,956
Total Shareholders' equity	5,433,973	–	(48,031)	1,049	–	–	5,386,991
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY	9,691,116	–	(48,031)	–	–	–	9,643,085

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (CONTINUED)

Reconciliation of consolidated statement of operations and comprehensive Income and balance sheet: (Continued)

	For the year ended December 31, 2024						
Reconciliation of Consolidated Statement of Operations and Comprehensive Income	Amounts as reported under US GAAP	Share-based compensation (Note(i))	Operating leases (Note(ii))	Classification and measurement of RNCI (Note(iii))	Issuance Cost (Note(iv))	Investments measured at fair value (Note(v))	Amounts as reported under IFRS Accounting Standards
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses:							
Fulfillment	(2,461,591)	(424)	24,597	–	–	–	(2,437,418)
Sales and marketing	(3,380,724)	(5,629)	(4,851)	–	–	–	(3,391,204)
Technology and content	(550,289)	(6,868)	–	–	–	–	(557,157)
General and administrative	(719,157)	16,934	35,406	–	–	–	(666,817)
Total operating expenses	(9,537,054)	4,013	55,152	–	–	–	(9,477,889)
Other income (expenses):							
Interest expense	(38,987)	–	(35,980)	–	–	–	(74,967)
Fair value change of financial instruments	–	–	–	(283,132)	–	–	(283,132)
Changes in value of financial liabilities	–	–	–	–	–	–	–
Fair value changes on investments measured at fair value through profit or loss	–	–	–	–	–	864	864
Net Income (loss) before income tax and share of income in equity method investment	(92,987)	4,013	19,172	(283,132)	–	864	(352,070)
Income tax expense	(20,739)	–	10,673	–	–	–	(10,066)
Net income (loss)	(138,384)	4,013	29,845	(283,132)	–	864	(386,794)
Net loss (income) attributable to redeemable non-controlling interests	(48,804)	–	–	48,804	–	–	–
Net (income) loss attributable to non-controlling interests	1,990	–	–	(48,804)	–	–	(46,814)

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (CONTINUED)

Reconciliation of consolidated statement of operations and comprehensive Income and balance sheet: (Continued)

	For the year ended December 31, 2024						
	Amounts as reported under US GAAP	Share-based compensation (Note(i))	Operating leases (Note(ii))	Classification and measurement of RNCI (Note(iii))	Issuance Cost (Note(iv))	Investments measured at fair value (Note(v))	Amounts as reported under IFRS Accounting Standards
Reconciliation of Consolidated Statement of Operations and Comprehensive Income	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(185,198)	4,013	29,845	(283,132)	–	864	(433,608)
Other comprehensive income, net of tax of nil:							
Foreign currency translation adjustment	22,324	–	11	–	–	–	22,335
Comprehensive income (loss)	(116,060)	4,013	29,856	(283,132)	–	864	(364,459)
Total comprehensive (income) loss attributable to redeemable non-controlling interests	(48,804)	–	–	48,804	–	–	–
Total comprehensive (income) loss attributable to non-controlling interests				(48,804)			(48,804)
Total comprehensive income (loss) attributable to ordinary shareholders of Baozun Inc.	(162,874)	4,013	29,856	(283,132)	–	864	(411,273)
Reconciliation of Consolidated Balance Sheet							
Operating lease right-of-use assets	767,376	–	(52,706)	–	–	–	714,670
Long-term equity investments	341,687	–	–	–	–	–	341,687
Deferred tax asset	234,508	–		–	–	–	234,508
TOTAL ASSETS	10,207,001	–	(52,706)	–	–	–	10,154,295
Accrued expenses and other current liabilities	1,169,547	–	–	–	–	–	1,169,547
Financial liabilities arising from equity contracts with non-controlling interests	–	–	–	1,949,430	–	–	1,949,430
TOTAL LIABILITIES	4,426,422	–	–	1,949,430	–	–	6,375,852
Redeemable non-controlling interests	1,670,379	–	–	(1,670,379)	–	–	–
Additional paid-in capital	4,646,631	22,288	–	(48,135)	35,652	–	4,656,436
Retained earnings (accumulated deficit)	(691,785)	(22,288)	(52,717)	(283,132)	(35,652)	–	(1,085,574)
Accumulated other comprehensive (loss) income	54,575	–	11	–	–	–	54,586
Total Baozun Inc. shareholders' equity	3,914,022	–	(52,706)	(331,267)	–	–	3,530,049
Non-controlling interests	196,178			52,216		–	248,394
Total equity	4,110,200	–	(52,706)	(279,051)	–	–	3,778,443

[1] The tax impact of the above GAAP differences adjustments is immaterial.

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (CONTINUED)

Reconciliation of consolidated statement of operations and comprehensive Income and balance sheet: (Continued)

Notes:

(i)   Share-based compensation

Under U.S. GAAP, the Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting and with only service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the options that are vested at that date.

Under IFRS Accounting Standards, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

(ii)   Operating leases

As a lessee, the Group recognized a lease liability based on the present value of the total remaining lease payments, and a corresponding right of use asset under U.S. GAAP. The Group subsequently recognize an operating lease expense on straight line basis over the lease term as one single item within each expense category that the leases are allocated to.

IFRS Accounting Standards requires entities to present interest expense on the lease liability and depreciation on the right of use assets separately in the statement of operations. The combination of a straight-line depreciation of the right-of-use asset and the effective interest rate method applied to the lease liability will result in a higher total charge to profit or loss in the initial years of the lease terms, and a decreasing expense during the latter years of the lease terms.

(iii)   Classification and measurement of Redeemable non-controlling interests ("RNCI")

Under U.S. GAAP, RNCI represents non-controlling interests in subsidiary held by third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified as mezzanine equity in the "redeemable non-controlling interest" section of the consolidated balance sheet, outside of shareholders' equity. RNCI are initially recorded at the acquisition date fair value and subsequently are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the non-controlling interest's share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. Changes in the RNCI amount are recognized in retained earnings immediately as they occur.

Under IFRS Accounting Standards, redeemable non-controlling interests are required to be designated as financial liabilities at fair value through profit or loss which are initially recognized at fair value with subsequent changes in fair value to be recognized in profit or loss.

(iv)   Issuance Cost

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("issuance costs") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRS Accounting Standards, only those issuance costs considered directly attributable to the issuance of new shares to investors can be capitalized. Those issuance costs considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

(v)   Investment

Under U.S. GAAP, the Company elected to measure an investment in equity security without a readily determinable fair value that does not qualify equity method of accounting or not qualify for the practical expedient to estimate fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Under IFRS Accounting Standards, the Company measured the investments in equity instruments at fair value through profit or loss (FVTPL).

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY – FINANCIAL STATEMENTS SCHEDULE I BAOZUN INC. FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,		
	2024	2025	
	RMB	RMB	US$
			Note 3
ASSETS			
Current assets:			
Cash and cash equivalents	99,308	28,719	4,107
Restricted cash	46,953	721	103
Prepayments and other current assets	23,980	16,862	2,411
Short term investment	177,585	–	–
Amounts due from subsidiaries and VIE	1,648,067	1,354,793	193,733
Total current assets	1,995,893	1,401,095	200,354
Non-current assets:			
Investments in subsidiaries and VIE	1,904,448	2,242,020	320,605
Investments in equity investee	28,433	4,560	652
Total non-current assets:	1,932,881	2,246,580	321,257
TOTAL ASSETS	3,928,774	3,647,675	521,611
LIABILITIES			
Current liabilities:			
Other current liabilities	14,660	5,056	726
Derivative financial liabilities	92	–	–
Total current liabilities	14,752	5,056	726
Total non-current liabilities			
TOTAL LIABILITIES	14,752	5,056	726
SHAREHOLDERS' EQUITY			
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 175,668,586 and 174,284,503 shares issued, and 161,337,586 and 161,015,878 shares outstanding, as of December 31, 2024, and 2025, respectively)	95	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	8	8	1
Additional paid-in capital	4,646,631	4,639,555	663,448
Treasury shares (14,331,000 and 13,268,625 shares as of December 31, 2024 and 2025, respectively)	(95,502)	(90,643)	(12,962)
Accumulative deficit	(691,785)	(933,885)	(133,546)
Accumulated other comprehensive income	54,575	27,491	3,931
Total shareholders' equity	3,914,022	3,642,619	520,885
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,928,774	3,647,675	521,611

CONDENSED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2023	2024	2025	
	RMB	RMB	RMB	US$
				Note 3
Operating expenses:				
Fulfillment	–	(4,884)	**(1,011)**	**(145)**
Sales and marketing	(5,242)	(16,677)	**(4,679)**	**(669)**
Technology and content	–	(11,290)	**(2,006)**	**(287)**
General and administrative	(27,376)	(66,865)	**(24,636)**	**(3,523)**
Other operating income (expenses)	3,498	(47)	**6,628**	**948**
Total operating expenses	(29,120)	(99,763)	**(25,704)**	**(3,676)**
Loss from operations	(29,120)	(99,763)	**(25,704)**	**(3,676)**
Interest income	34,379	15,295	**5,148**	**736**
Interest expense	–	–	**(3)**	**–**
Share of loss in equity method investment	–	(21,855)	**–**	**–**
Unrealized investment gain (loss)	65	15,030	**(20,594)**	**(2,945)**
Exchange (loss) gain	(29,245)	(27,554)	**42,079**	**6,017**
Equity in loss of subsidiaries and VIE	(279,016)	(66,433)	**(245,278)**	**(35,074)**
Fair value gain on financial instruments	24,515	82	**2,252**	**322**
Net loss	(278,422)	(185,198)	**(242,100)**	**(34,620)**
Foreign currency translation adjustment	16,573	22,324	**(27,084)**	**(3,873)**
Comprehensive loss	(261,849)	(162,874)	**(269,184)**	**(38,493)**

CONDENSED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2023 RMB	2024 RMB	2025 RMB	US$ Note 3
Cash flows from operating activities:				
Net loss	(278,422)	(185,198)	(242,100)	(34,620)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Exchange loss (gain)	29,245	27,554	(42,079)	(6,017)
Equity in income of subsidiaries and VIE	279,016	66,433	245,278	35,074
Share of loss in equity method investment	–	21,855	–	–
Unrealized (gain) loss related to investments in equity investee	(65)	(15,030)	20,594	2,945
Changes in other current liabilities	(3,412)	(15,665)	(9,604)	(1,373)
Fair value gain on financial instruments	(24,515)	(82)	(2,252)	(322)
Share-based compensation	–	78,017	19,931	2,850
Net cash (used in) provided by operating activities	1,847	(22,116)	(10,232)	(1,463)
Cash flows from investing activities:				
Loan to subsidiaries	(621,360)	–	–	–
Investments in, advance to, and repayment from subsidiaries and VIE, net	365,226	(100,985)	(289,576)	(41,409)
Maturity (purchases) of short-term investment, net	138,052	(177,585)	177,585	25,394
Investments in equity investee	–	–	2,648	379
Net cash used in investing activities	(118,082)	(278,570)	(109,343)	(15,636)
Cash flows from financing activities:				
Proceeds from exercises of share options	1	164	–	–
Repurchase of ordinary shares	–	(95,502)	(10,217)	(1,461)
Purchase of subsidiaries	(13,213)	(16,220)	–	–
Settle derivative liabilities with Cainiao	(73,988)	–	–	–
Net cash used in financing activities	(87,200)	(111,558)	(10,217)	(1,461)
Net decrease in cash and cash equivalents	(203,435)	(412,244)	(129,792)	(18,560)
Cash and cash equivalents, beginning of year	783,543	566,912	146,261	20,038
Effect of exchange rate changes on cash and cash equivalents	(13,196)	(8,407)	12,971	2,732
Cash and cash equivalents and restricted cash, end of year	566,912	146,261	29,440	4,210

CONDENSED STATEMENT OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,			
	2023	2024	**2025**	
	RMB	RMB	**RMB**	**US$**
Supplemental disclosure of cash flow information:				
Cash paid for interest	–	–	**–**	**–**
Cash paid for income tax	–	–	**–**	**–**

NOTES TO SCHEDULE I

1) Schedule I has been provided pursuant to the requirements of *Rule 12-04(a) and 5-04(c) of Regulation S-X*, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, *Investments-Equity Method and Joint Ventures*. Such investments are presented on the Condensed Balance Sheets as "Investment in subsidiaries and VIE" and the subsidiaries and VIE' profit or loss as "Equity in income/loss of subsidiaries" on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3) Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2025 re solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

4) As of December 31, 2024 and 2025 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

FINANCIAL SUMMARY

	2025 RMB'000	2024 RMB'000	2023 RMB'000	2022 RMB'000	2021 RMB'000
Total net revenues	9,945,483	9,422,229	8,812,013	8,400,631	9,396,256
Net loss	(199,580)	(138,384)	(222,776)	(610,374)	(205,963)
Net (loss) income attributable to:					
Ordinary shareholders of the Company	(242,100)	(185,198)	(278,422)	(653,290)	(219,830)
Non-controlling interests	23,374	(1,990)	9,677	843	1,505
Redeemable non-controlling interests	19,146	48,804	45,969	43,759	12,362

	2025 RMB'000	2024 RMB'000	2023 RMB'000	2022 RMB'000	2021 RMB'000
Total assets	9,691,116	10,207,001	10,474,476	10,122,470	12,318,980
Total liabilities	4,199,524	4,426,422	4,622,740	4,446,132	5,837,631
Net assets	5,491,592	5,780,579	5,851,736	5,676,338	6,481,349
Equity attributable to Ordinary shareholders of the Company	3,642,619	3,914,022	4,097,204	4,084,162	4,896,359
Non-controlling interests in equity	1,791,354	196,178	169,674	154,094	163,310